AR/S

02020045

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

Annual Report
For the fiscal year ended December 31, 2000.

Quarterly Report
For the quarter ended March 31, 2001.
For the quarter ended June 30, 2001.

and

Notice of Annual General Meeting of Shareholders

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

TABLE OF CONTENTS

Attachment: Proxy and envelope addressed to the Company.

K/353/0/88/3006

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

Notice of Annual General Meeting of Shareholders

Notice is hereby given of the Annual General Meeting of the Shareholders of Noga Electro-Mechanical Industries (1986) Ltd., which will take place on the 7th day of November, 2001 at 15:00 p.m. o'clock, at the offices of the Company at 6 Hazoran Street, South Netanya Industrial Zone, Israel.

Agenda of the meeting:

1. Receipt and approval of the Report of the Directors and Report of the Independent Auditors;

2. Receipt and approval of the Report of the Independent Auditors with respect to their audit of the consolidated balance sheets as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000;

3. Approval of the audited financial statements of Noga Electro-Mechanical Industries (1986) Ltd. for the year ended December 31, 2000;

4. Election of Eli Uzan, Itzhak Goldenberg, Devora Uzan, Hana Goldenberg and Baruch Levi as Directors for the year 2001, to hold office until the next annual General Meeting of Shareholders;

5. Appointment of Luboshitz, Kasirer, CPA (Is.) as the independent auditors for the year ending December 31, 2001 and determination of their fees; and

6. Election of External (Independent) Director – Shaul Schneider will be proposed for election as an external (independent) director for an additional period of three years.[1]

Date: October 3, 2001

By order of the Board of Directors:

/s/ Gonen Rahab
Gonen Rahab, Advocate
Corporate Secretary

Note: In accordance with the requirements of the Companies Law, 5759-1999, Items 1 – 4 inclusive and Item 6, will all be adopted by majority vote of all shareholders. Item 5 will be adopted by a special majority of votes, as provided by Section 239(b) of the Companies Law, 5759-1999.

K/353/0/88/3008

[1] Independent Directors are elected for a period of 3 years and may be re-elected once for an additional period of 3 years. Moshe Aharoni, having been first elected on October 31,2000, continues to hold office until October 31, 2003.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

Extracts from selected provisions of the Articles of Association of the Company relevant to meetings of the shareholders:

Article 36. If the member has no address in Israel and he did not give the Company any address for the delivery of notices, he shall be deemed to have waived his right to receive notices.

Article 40. Two members present in person or by proxy, together holding more than 25% (twenty-five percent) of the voting power of each class of the issued share capital conferring a right to vote, and entitled to vote shall be a quorum for all purposes. A company being a member shall be deemed to be personally present for the purpose of this Article if represented by its representative duly authorized in accordance with Article 53.

Article 41. If within 15 (fifteen), or such longer time as the chairman of the general meeting may determine, from the time fixed for the meeting, a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, it shall stand adjourned to such day and to such time, and place, as may be held on the third business day following the date of the original meeting, at the same time and place. If the notice regarding the original meeting states the time and place for the adjourned meeting, should one be required, no additional notice as to the adjourned meeting will be necessary.

Article 43. The chairman of the meeting at which a quorum is present may with the consent of the meeting, and shall if so directed by the meeting, adjourn the meeting from time to time, and from place to place.

Article 49.1. Members may vote either personally or by proxy or, if the member is a company or cooperation society or any other company, by a duly authorized attorney.

Article 49.2. Subject to any terms as to voting upon which any shares may be issued, or may for the time being be held, every member who is present in person or by proxy shall have, whether on a poll or on a secret ballot, one vote for every Ordinary Share. A proxy need not be a member of the Company.

Article 53. Any company which is a member may, by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any general meeting, and the person so authorized shall be entitled to exercise the same powers on behalf of the company which he represents as that company could exercise if it were an individual member.

Article 57.1. Proxy forms shall be sent by the Company to all persons entitled to notice of and to attend and vote at any meeting, and such proxy forms shall provide for two-way voting on all resolutions to be proposed at that meeting other than resolutions relating to the procedure of the meeting. The instrument of proxy shall be in writing under the hand of the appointor or his attorney, or, if such appointor be a company, under the hand of a duly authorized officer or attorney, but the execution of such instrument need to be attested. Members are entitled to appoint as proxy any person or company whether such person or company is entitled on his or its behalf to be present and to vote at the meeting or not.

Article 58. The instrument of proxy and the power of attorney or other written authority, if any, under which it is signed, or an officer or notarially certified copy or a copy certified in accordance with the law, of such power or written authority, shall be deposited at the Office, or at such other place as shall be specified in the notice of meeting or any proxy form or other document accompanying the same, at least 24 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; unless so deposited the instrument of proxy shall not be treated as valid. No instrument of proxy shall be valid after the expiration of 12 (twelve) months from the date stated in it as the date of its execution.

Article 59. A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the previous death or incapacity of the principal, or revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, provided that no intimation in writing of such death, incapacity, or revocation shall have been received by the Company at the Office, or other place referred to in the preceding Article (Article 58), before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

K/353/0/88/3009

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

PROXY STATEMENT

We are sending this Proxy Statement to the Shareholders of Noga Electro-Mechanical Industries (1986) Ltd., a State of Israel corporation, in connection with the Annual General Meeting of the Shareholders of Noga Electro-Mechanical Industries (1986) Ltd. which will be held on the 7th day of November, 2001 as specified in the foregoing Notice of Annual General Meeting of Shareholders (the "Notice").

Notwithstanding the provisions of Article 36 of the Articles of Association of Noga Electro-Mechanical Industries (1986) Ltd., which we have summarized above, we are giving the Notice to all Shareholders whose addresses are known to Noga Electro-Mechanical Industries (1986) Ltd., including Shareholders who have no address in Israel and who have not given Noga Electro-Mechanical Industries (1986) Ltd. any address for the delivery of notices. In the latter case, the notice is being given to such Shareholder through Continental Stock Transfer and Trust Company, the transfer agent for Noga Electro-Mechanical Industries (1986) Ltd.'s securities.

Noga Electrotechnica Ltd., a State of Israel Corporation ("Electrotechnica"), is the beneficial owner of 3,868,097 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Noga Electro-Mechanical Industries (1986) Ltd. (including some Ordinary shares which have been deposited in escrow with Continental Stock Transfer and Trust Company), constituting approximately 77.4% of the total outstanding Ordinary Shares (4,998,715 Ordinary Shares). Therefore, with the exception of the 5th resolution, adoption of which requires at least one third of the votes of shareholders present at the meeting in person or by proxy who are not controlling shareholders, Electrotechnica possesses the voting power required to adopt all of the resolutions on the following agenda. Electrotechnica has advised Noga Electro-Mechanical Industries (1986) Ltd. in writing of its intention to propose and cast all of its 3,868,097 votes in favor of the following resolutions:

1. *Resolved* to approve the Report of the Directors on the operations of Noga Electro-Mechanical Industries (1986) Ltd. during the year 2000;

2. *Resolved* to approve the Report of the Independent Auditors of Noga Electro-Mechanical Industries (1986) Ltd. with respect to their audit of the consolidated balance sheets of Noga Electro-Mechanical Industries (1986) Ltd. as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000;

3. *Resolved* to approve the audited financial statements of Noga Electro-Mechanical Industries (1986) Ltd. for the year ended December 31, 2000, including the consolidated balance sheets of Noga Electro-Mechanical Industries (1986) Ltd. as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and each flows for each of the three years in the period ended December 31, 2000;

4. *Resolved* to re-elect (i) Itzhak Goldenberg[1], (ii) Hannah Goldenberg[2], (iii) Eli Uzan[3], (iv) Devora Uzan[4], and (v) Baruch Levi as Directors of Noga Electro-Mechanical Industries (1986) Ltd. for the year 2001, to hold office until the next annual General meeting of the Shareholders of Noga Electro-Mechanical Industries (1986) Ltd.

---

[1] Itzhak Goldenberg presently serves as Chairman of the Board of Directors, President, and Chief Executive and Operating Officer of Noga Electro-Mechanical Industries (1986) Ltd.. He has held these positions since July 1, 1993. He is also Chairman of the Board and joint managing director of Electrotechnica.

[2] Hannah Goldenberg has served as the Personnel Manager of Noga Electro-Mechanical Industries (1986) Ltd. since October 1, 1997. From July 1, 1993 through October 1, 1997, Mrs. Goldenberg served as Personnel Manager of Electrotechnica and, since July 1, 1993 she has served as a Director of Noga Electro-Mechanical Industries (1986) Ltd. and of Electrotechnica.

[3] Eli Uzan presently serves as Co-Chairman of the Board of Directors, Co-President, Co-Chief Executive and Operating Officer of Noga Electro-Mechanical Industries (1986) Ltd.. He has held these positions since January 1, 1999. He is also joint managing director of Electrotechnica.

[4] Devora Uzan has served as a deputy managing director of Noga Electro-Mechanical Industries (1986) Ltd. and of Electrotechnica since January 1, 1999.

5. *Resolved* to appoint Luboshitz Kasierer & Co., CPA,[5] as Noga Electro-Mechanical Industries (1986) Ltd.'s Independent Auditors for the year 2001;

6. *Resolved* to authorize the Directors to determine the fees of the Auditors for the year 2001.

7. *Resolved* to elect Shaul Schneider as External (Independent) Director[6] for an additional term of 3 years until May 5, 2004.

The approximate date on which this Proxy Statement is first being sent or given to Shareholders is October 7 25, 2001.

As required by the Companies Regulations (Publication of Notices of General Meetings and of Class Meetings in a {Public Company), 5760-2000, adopted pursuant to the Companies Law, 5759-1999 (of Israel), notice is hereby given that the resolutions listed above may also be examined at the offices of Noga Electro-Mechanical Industries (1986) Ltd., 6 Hazoran Street, South Netanya Industrial Zone, Israel and that Noga Electro-Mechanical Industries (1986) Ltd.'s telephone number is +972 (0) 9 892 0717. (When dialing from inside Israel the number is 09 892 0717. When dialing from outside Israel the number is +972 9 892 0171.)

5 Luboshitz Kasierer & Co. CPA, presently serve as independent auditors of Noga Electro-Mechanical Industries (1986) Ltd.. They are a Member Firm of Arthur Andersen Worldwide SC.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by Noga Electro-Mechanical Industries (1986) Ltd. with the Securities and Exchange Commission pursuant to the Securities Exchange act of 1934, as amended, are incorporated by reference herein:

1. Annual Report on Form 20-F for the year ended December 31, 2000, filed on or about June 30, 2001.

2. Quarterly Report on Form 6-K for the quarter end March 31, 2001, filed on or about July 9, 2001.

3. Quarterly Report on Form 6-K for the quarter end June 30, 2001, filed on or about September 30, 2001.

THIS PROXY STATEMENT INCORPORATES BY REFERENCE DOCUMENTS RELATING TO NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD. WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD. (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS INFORMATION STATEMENT IS DELIVERED, ON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, BY WRITING TO NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD. AT 6 HAZORAN STREET, SOUTH NETANYA INDUSTRIAL ZONE, P.O. BOX 8471, ISRAEL, ATTENTION: GONEN RAHAB, CORPORATE SECRETARY, OR BY CALLING NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD. AT 011-(972)-9-888-3783. COPIES OF DOCUMENTS SO REQUESTED WILL BE SENT BY FIRST CLASS MAIL, POSTAGE PAID, WITHIN ONE BUSINESS DAY OF THE RECEIPT OF SUCH REQUEST.

VOTING

As of June 30, 2000, 4,998,715 Ordinary Shares of Noga Electro-Mechanical Industries (1986) Ltd. were issued and outstanding. Each Ordinary Share entitled its holder to one vote on each matter submitted to the Shareholders. The record date for purposes of the written consent to the resolutions is August 1, 2001.

K/353/0/88/3010

6 The majority required for the election of External (Independent) Directors includes at least one third of all votes of the shareholders, present in person or by proxy, who are not controlling shareholders of Noga Electro-Mechanical Industries (1986) Ltd. (Moshe Aharoni continues to hold office as an External (Independent) Director until October 31, 2003.

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2000

☐ Transition report pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________

Commission file number 1-14740

Noga Electro-Mechanical Industries (1986) Ltd.
(Exact Name of Registrant as Specified in its Charter)

(Translations of Registrant's Name into English)

State of Israel
(Jurisdiction of Incorporation or Organization)

6 Hazoran St., South Netanya Industrial Zone, Israel (P. O. Box 8471, Postal Code 42504)
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each class	Name of each Exchange on Which Registered
NONE	Nasdaq SmallCap® Market
	The Boston Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, par value NIS0.01; Class A Redeemable Ordinary Share Purchase Warrants, no par value.
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 4,998,715 Ordinary Shares, par value NIS 0.01 each, as of December 31, 2000.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ____

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ____ Item 18 X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ____ No NOT APPLICABLE

TABLE OF CONTENTS

[1] N/R – This symbol means "not required" because, in our host country, the State of Israel, we are not required to disclose the names of our advisors.

[2] N/A – Wherever we use the symbol "N/A" it means that the matter is not applicable to this Form 20-F, which we are filing as an Annual Report under the Exchange Act.

CAUTIONARY STATEMENT

This Annual Report on Form 20-F contains certain forward-looking statements regarding, among other things, our anticipated financial and operating results. For this purpose, forward-looking statements are any statements contained in this Annual Report that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words "believes", "expects", or similar expressions. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are including this cautionary statement identifying important factors that could cause our actual results to differ materially from those projected in forward looking statements made by, or on behalf of, us.

PART I

Item 1. Identity of Directors and Senior Managers

For additional information about our directors and senior managers, please see also Item 6.A. – "Directors and Senior Management".

Item 1.A.1 Directors

We are an Israeli company and are governed by the Israeli Companies Law, 5759-1999. (Please note that the year in which an Israeli law is first adopted is shown in the official name of each law according to both the Hebrew calendar and the Gregorian calendar. Therefore, in the name of the Companies Law, 5759-1999, the number "5759" is the year that the law was first adopted according to the Hebrew calendar and the number "1999" is the year according to the Gregorian calendar.) Although no official translation from Hebrew to English has been issued by the Ministry of Justice of Israel, the Companies Law, 5759-1999 uses the term "Officer" instead of "Senior Manager". It defines an "Officer" as "Director, General Manager, Chief Business Manager, Deputy General Manager, Vice General Manager, any person who holds a said position in we, even if he has a different title, and also any other manager who is directly subject to the General Manager". In order to make it easier for you to understand certain titles, we use terms that you are familiar with in the United States. We use the term "Chief Executive Officer" for "General Manager", and the term "Chief Operating Officer" for "Chief Business Manager".

On December 31, 2000 our directors were and they still are Itzhak Goldenberg, Eli Uzan, Hannah Goldenberg, Devora Uzan, Shaul Schneider, Baruch Levi and Moshe Aharoni.

Itzhak Goldenberg: Name: Itzhak Goldenberg; Born: 1960; Business Address: 7 Hazoran Street, South Netanya Industrial Zone, Israel (P. O. Box 8471, Postal Code 42504); Function: Chairman of the Board of directors, Co-President, Co-Chief Executive Officer and Co-Chief Operating Officer. Itzhak Goldenberg and Hannah Goldenberg are husband and wife.

Eli Uzan. Name: Eli Uzan; Born: 1957; Business Address: 7 Hazoran Street, South Netanya Industrial Zone, Israel (P. O. Box 8471, Postal Code 42504); Function: Director, Co-President, Co-Chief Executive Officer and Co-Chief Operating Officer. Eli Uzan and Devora Uzan are husband and wife.

Hannah Goldenberg. Name: Hannah Goldenberg; Born: 1960; Business Address: 7 Hazoran Street, South Netanya Industrial Zone, Israel (P. O. Box 8471, Postal Code 42504); Function: Director and Vice President - Personnel Manager.

Devora Uzan. Name: Devora Uzan; Born: 1958; Business Address: 7 Hazoran Street, South Netanya Industrial Zone, Israel (P. O. Box 8471, Postal Code 42504); Function: Director and Vice President - Ongoing Operations.

Baruch Levi. Name: Baruch Levi; Born: 1960; Business Address: Abba Hillel Silver Street, Haifa, Israel; Function (at our company): director who is not related by family or business with any of our controlling shareholders; member of the audit committee and of the compensation committee of our board of directors.

Shaul Schneider. Name: Shaul Schneider; Born: 1968; Business Address: 4 Bialik Street, Raanana, Israel; Function (at our company): Independent director, member of the audit committee and of the compensation committee of our board of directors. We point out that according to the Companies Law of Israel, the term commonly used (there is no official translation from Hebrew) is "external director" or "outside director" and not "independent director".

Moshe Aharoni. Name: Moshe Aharoni; Born: 1935; Business Address: Derech Petah Tikva 23, Tel-Aviv, Israel; Function (at our company): Independent director, member of the audit committee and of the compensation committee of our board of directors. We point out that according to the Companies Law of Israel, the term commonly used (there is no official translation from Hebrew) is "external director" or "outside director" and not "independent director".

Item 1.A.2 Senior Managers

As we pointed out in Item 1.A.1 above, we are an Israeli company and are governed by the Companies Law, 5759-1999. Although no official translation from Hebrew to English has been issued by the Ministry of Justice of Israel, the Companies Law, 5759-1999 uses the term "Officer" instead of "Senior Manager". It defines an "Officer" as "Director, General Manager, Chief Business Manager, Deputy General Manager, Vice General Manager, any person who holds a said position in we, even if he has a different title, and also any other manager who is directly subject to the General Manager". In order to make it easier for you to understand certain titles, we use terms that you are familiar with in the United States. We use the term "Chief Executive Officer" for "General Manager", and the term "Chief Operating Officer" for "Chief Business Manager". The "Chief Financial Officer" is included in the list because this person is directly subject to the General Manager.

Netzah Mashiah. Name: Netzah Mashiah; Born: 1953; Business Address: 7 Hazoran Street, South Netanya Industrial Zone, Israel (P. O. Box 8471, Postal Code 42504); Function: Deputy General Manager.

Yishai Porath. Name: Yishai Porath; Born: 1965; Business Address: 7 Hazoran Street, South Netanya Industrial Zone, Israel (P. O. Box 8471, Postal Code 42504); Function: Chief Financial Officer.

Item 1.B. Advisors

In our host country, the State of Israel, we are not required to disclose the names of our advisors, except for our Certified Public Accounts who are named in Item 1. C. below.

Item 1.C. Auditors

Our auditors are the Israeli Certified Public Accounts, Luboshitz Kasierer, members of the Institute of Chartered Accountants of Israel, and a Member Firm of Arthur Andersen. Luboshitz Kasierer have been our auditors for more than the past five years. Luboshitz Kasierer are also the auditors of Noga Electrotechnica Ltd. and of all of the subsidiaries of Noga Electrotechnica Ltd. The appointment of auditors is made every year by the vote of our shareholders at the annual meeting of shareholders.

Item 2. Offer Statistics and Expected Timetable.

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore this item is not applicable.

Item 3. Key Information.

Item 3.A. Selected financial data.

We have derived the following selected consolidated financial data for each of the years ended December 31, 1998, 1999 and 2000, from our Consolidated Financial Statements and the Notes thereto, included in this Annual Report.

The selected consolidated financial data for the years ended as of December 31, 1996 and 1997 have been derived from audited financial statements not included in this Annual Report.

Our Consolidated Financial Statements have been prepared in accordance with Generally Accepted Accounting Practices in Israel ("I-GAAP"). I-GAAP, as applicable to our Consolidated Financial Statements, is, in all material respects, similar to Generally Accepted Accounting Practices in the United States ("US-GAAP"), except as explained in Note 24 to our Consolidated Financial Statements.

You should read the selected consolidated financial data together with Item 5 of this Annual Report entitled "Operating and Financial Review and Prospects" and our Consolidated Financial Statements included elsewhere in this Annual Report.

Our Consolidated Financial Statements have been audited by Luboshitz, Kasierer, certified public accountants (Israel), a member firm of Arthur Andersen. Our Consolidated Financial Statements and the Notes thereto for the years ended December 31, 1999 and 2000 and for the three years ended December 31, 2000 are included in full as Item 18, in Part III of this Annual Report.

Amounts in the following table are presented in accordance with I-GAAP

	In thousands of New Israel Shekels as at December 31,					December 31, 2000
						Convenience Translation to thousands of US$ (1)
Statement of Operations Data:	**1996**	**1997**	**1998**	**1999**	**2000**	**2000**
Revenues	93,498	101,637	134,373	130,445	154,945	38,343
Cost of revenues	80,506	86,695	116,049	112,743	129,173	31,966
General and administrative expenses, net	7,281	7,067	9,167	9,704	10,682	2,643
Operating Income	5,711	7,875	9,157	7,998	15,090	3,734
Other expenses (income)	-	-	14	118	973	241
Financial expenses (income), net	1,101	1,044	567	652	3,717	919
Income (loss) before income taxes	4,610	6,831	6,576	7,228	10,400	2,574
Income taxes	-	-	3,001	2,303	3,470	1,962
Net income (loss)	4,610	6,831	5,575	4,870	6,515	1,612
Net income (loss) per Ordinary Share	1.36	2.01	1.15	0.97	1.3	0.32
Minority interest	-	-	-	55	415	103
Weighted average number of Ordinary Shares used in computing diluted net profit (loss) per Ordinary Share	3,400,000	3,400,000	4,865,484	4,998,715	4,998,715	4,998,715
(1) See Note 2(C) of the Notes to our Consolidated Financial Statements.						

Amounts in the following table are presented in accordance with I-GAAP

	In thousands of New Israel Shekels as at December 31,					December 31, 2000
						Convenience Translation to thousands of US$ (1)
Consolidated Balance Sheet Data:	**1996**	**1997**	**1998**	**1999**	**2000**	**2000**
Working capital	5,091	6,509	26,801	22,011	21,848	5,406
Cash and cash equivalents	3,571	34	27,946	21,394	26,467	6,550
Short-term investments	2,818	2,441	3,250	2,547	2,717	672
Long-term investments	2,815	2,336	3,300	5,822	6,991	1,730
Total assets	32,816	114,912	84,942	110,543	142,979	35,382
Short-term bank credits and loans	5,804	8,398	10,115	25,413	32,518	8,047
Long-term bank credits and loans	111	1,681	5,141	4,778	6,554	1,622
Shareholders equity	8,596	8,596	43,823	48,922	55,437	13,718

(1) See Note 2(C) of the Notes to our Consolidated Financial Statements.

Amounts in the following table are presented in accordance with US-GAAP

	In thousands of New Israel Shekels as at December 31,					December 31, 2000
						Convenience Translation to thousands of US$ (1)
Statement of Operations Data:	**1996**	**1997**	**1998**	**1999**	**2000**	**2000**
Revenues	93,498	101,637	134,373	105,928	152,243	37,684
Cost of revenues	80,506	86,695	116,049	91,917	127,376	31,529
General and administrative expenses, net	7,281	7,067	9,167	8,950	10,682	2,644
Operating Income	5,714	7,875	9,157	5,051	14,185	3,511
Other expenses (income)	-	-	14	118	973	241
Financial expenses (income), net	1,101	1,044	567	792	3,660	906
Income (loss) before income taxes	4,610	6,831	6,576	4,141	9,552	2,364
Income taxes	1,749	2,652	3,001	1,124	3,165	783
Net income (loss)	2,861	4,178	5,575	4,870	6,515	1,612
Net income (loss) per Ordinary Share	0.836	1.232	1.15			
Minority interest	-	-	-	55	415	103
The Company's share of the earnings of an affiliated company	-	-	-	1,908	543	134
Weighted average number of Ordinary Shares used in computing diluted net profit (loss) per Ordinary Share	3,400,000	3,400,000	4,865,434	4,998,715	4,998,715	4,998,715

(1) See Note 2(C) of the Notes to our Consolidated Financial Statements.

Amounts in the following table are presented in accordance with US-GAAP

	In thousands of New Israel Shekels as at December 31,					December 31, 2000
						Convenience Translation to thousands of US$ (1)
Consolidated Balance Sheet Data:	**1996**	**1997**	**1998**	**1999**	**2000**	**2000**
Working capital	5,091	6,509	26,810	14,760	21,596	5,346
Cash and cash equivalents	3,571	34	27,946	21,394	26,467	6,550
Short-term investments	2,818	2,441	3,250	2,547	2,717	672
Long-term investments	932	451	1,414	5,822	6,991	1,730
Total assets	33,223	43,952	79,445	97,275	140,132	34,159
Short-term bank credits and loans	5,804	8,398	10,115	23,078	32,368	8,079
Long-term bank credits and loans	111	1,081	5,141	4,776	6,554	1,622
Shareholders equity	9,336	13,878	41,938	48,922	55,437	13,717

(1) See Note 2(C) of the Notes to our Consolidated Financial Statements.

Item 3.B. Exchange Rates

Since 1991, the Bank of Israel has permitted the rate of exchange of the New Israel Shekel ("NIS") to fluctuate according to supply and demand within a specified range and has kept fluctuations within the specified range by carrying out transactions in the Israeli currency market. The Bank of Israel links the New Israel Shekel to a basket of foreign currencies (the "Basket of Currencies"). As of December 31, 1999, following introduction of the euro, the Basket of Currencies consisted of the U.S. Dollar (63.4%), the euro (21.6%), the British Pound Sterling (9.0%), and the Japanese Yen (6.0%).

The following table sets forth the representative rate of exchange published by the Bank of Israel based on U.S. Dollar-Shekel transactions for the periods and dates indicated.

Year Ended December 31,	Average Rate	High	Low	Period End
		(Shekels per U.S. $1.00)		
1995	3.01	3.18	2.94	3.14
1996	3.19	3.30	3.08	3.25
1997	3.45	3.59	3.24	3.54
1998	3.80	4.32	3.54	4.16
1999	4.14	4.29	4.01	4.15
2000	4.08	4.20	3.97	4.04
Periods				
6 months ended December 31, 2000	4.08	4.16	4.00	4.04
2001 (5 months January 1, 2001 through May 31, 2001)	n/a(1)	4.22	4.06	4.13

(1) n/a – not available from Bank of Israel statistics.

For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see Item 5 – "Operating and Financial Review and Prospects".

Item 3.C. Capitalization and indebtedness

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore this item is not applicable.

Item 3.D. Reasons for the offer and use of proceeds

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore this item is not applicable.

Item 3.E. RISK FACTORS – CAUTIONARY STATEMENTS

An investment in our Ordinary Shares and Warrants involves a high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. Before purchasing any of our Ordinary Shares or Warrants you should carefully consider the risks described below in addition to the other information in this Annual Report including, without limitation, our Consolidated Financial Statements and the Notes to them. If we do not successfully address any of the risks described below, we could experience a material adverse effect on our business, results of operations and financial condition and the prices of our Ordinary Shares and Warrants may decline. We cannot assure you that we will successfully address any of these risks.

Risks Related to Our Business

We have recorded losses in the past and may not achieve profitability in the future

We have been profitable during the years ended December 31, 1995 to 2000, inclusive. However, we recorded losses for the years ended December 31, 1992 and 1994, respectively, attributable primarily to a number of unprofitable projects undertaken by us. The likelihood of our future success must be considered in light of those losses, as well as the problems, expenses, difficulties, risks, and complications frequently encountered in connection with similarly situated companies. In addition, our future plans are subject to known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein. There can be no assurance that our future revenues will be significant or that our operations will continue to be profitable. See Item 5 – "Operating and Financial Review and Prospects".

We depend on the Israeli construction industry and real estate market; downturns in this industry could have a serious adverse affect on our business

The Israeli electrical and communications infrastructure contracting and engineering market historically have been affected by general economic downturns in the industries served thereby, including construction and real estate. Any such downturns could have a material adverse effect on our business, prospects, financial condition, and results of operations. See "Risk Factors – There are political, economic and military risks resulting from our being located in Israel", and Item 5 – "Operating and Financial Review and Prospects - Liquidity and Capital Resources."

We depend on government projects; the activities of the Israel government impact on public and private projects; a decrease in these activities could have a serious adverse affect on our business

For the years ended December 31, 1998, 1999, and 2000, approximately 37%, 38%, and 15%, respectively, of our revenues were represented by contracts with the Government of the State of Israel and political subdivisions thereof. Accordingly, fluctuations in the financial commitment thereof to infrastructural development and construction in the State of Israel could reduce the volume of available projects and, accordingly, could have a material adverse effect on our business, prospects, financial condition, and results of operations. Furthermore, the Government of the State of Israel and such political subdivisions have undertaken initiatives and sponsored programs designed to encourage the development of, and construction in, certain regions of the State of Israel. Certain of our clients have directly, and we have indirectly, benefited from such initiatives and programs. There can be no assurance that the Government of the State of Israel or such political subdivisions will undertake or sponsor such initiatives in the future or that the number or volume of government projects historically undertaken by the Government of the State of Israel or such political subdivisions will be available in the future. In addition, there can be no assurance that we will continue to be awarded such contracts in the future. In the event that the volume of government contracts awarded to us should decrease, our business, prospects, financial

condition, and results of operations could be materially adversely affected. See Item 5 – "Operating and Financial Review and Prospects" and "Business - Government Contracts."

Some of our directors have conflicts of interest with us; we could suffer if these conflicts of interests are not resolved in our favor

Itzhak Goldenberg, the Chairman of our Board of Directors, Co-President, Co-Chief Executive Officer and Co-Chief Operating Officer, serves as Chairman of the Board of Directors of Noga Electrotechnica Ltd. Ltd. Eli Uzan, one of our directors, Co-President, Co-Chief Executive Officer and Co-Chief Operating Officer, serves as a director, President, Chief Executive Officer and Chief Operating Officer of Noga Electrotechnica Ltd. Noga Electrotechnica Ltd. is the beneficial holder of approximately 77.4% of our outstanding Ordinary Shares. Itzhak Goldenberg and Hannah Goldenberg, and Eli Uzan and Devora Uzan, (in both cases husband and wife) are together the beneficial owners of approximately 68% of the outstanding shares in Noga Electrotechnica Ltd. Each couple is the beneficial owner of approximately 34% of the shares in Noga Electrotechnica Ltd. The four are parties to a voting trust agreement with respect to their shares in Noga Electrotechnica Ltd. Therefore, they are also the beneficial owners of 77.4% of our Ordinary Shares.

We believe that the transactions between us and Noga Electrotechnica Ltd., which relate to the purchase by us of electrical circuit boards from Noga Electrotechnica Ltd. and the provision by us of administrative, accounting, and secretarial services and office space to Noga Electrotechnica Ltd., are on terms no less favorable to the Company than would be obtainable in similar transactions with unaffiliated third parties.

As a result of Itzhak Goldenberg and Eli Uzan's positions both with us with Noga Electrotechnica Ltd., they may be deemed to have a conflict of interest in the execution of their duties to such corporations. Although our Audit Committee reviews these transactions and they cannot be carried out without the approval of the Audit Committee, there can be no assurance that any such conflict of interest will be resolved in favor of the Company. Itzhak Goldenberg, Eli Uzan and members of their respective families are not permitted to be members of the Audit Committee. See Item Item 6 – "Directors, Senior Management and Employees" and Item 7 – "Major Shareholders and Related Party Transactions".

Our quarterly operating results are volatile and our operating results can be adversely affected if quarterly volatility is not balanced out over the entire year

We recognize revenues on each project on the basis of the percentage of completion method. As a result of the use of the percentage of completion method, our revenues and net income, if any, may be subject to significant fluctuations from quarter to quarter. See Item 5 – "Operating and Financial Review and Prospects."

We act as a sub-contractor and do not have direct relationships with the developers; if developers default and do not pay the prime contractors, we could encounter difficulties in collecting

We primarily act as a sub-contractor for various real estate, infrastructure, and development projects. Accordingly, we generally have a contractual relationship with the general contractor, rather than directly with the party contracting to have services rendered. In the event that the general contractor on any project should default with respect to that project, experience a shortage of working capital, become insolvent, or liquidate, we may be unable to collect the fees to which we are entitled under the contract between us and the general contractor on a timely basis if at all. In addition, as we in such circumstances have no contractual relationship with the party contracting to have the services rendered, we may be unable to collect the fees otherwise due from such persons. In either of such events, our business, prospects, financial condition, and results of operations could be materially adversely affected. See Item 4 – "Information on the Company".

We have many competitors; if we do not succeed in competing with them our business, prospects, financial condition, and results of operations could be materially adversely affected

The electrical and communications infrastructure contracting and engineering industry in Israel is highly competitive and requires substantial capital. We compete with, and will compete with, numerous regional and local companies, and, potentially, international companies, many of which have significantly larger operations and greater financial, marketing, human, and other resources than ours, which may give them, competitive advantages, such as the ability to negotiate superior terms from suppliers. We believe that, generally, competition has been primarily on the basis of the capability to provide execution of projects, cost, safety, performance, reliability, and support. There can be no assurance that we will successfully compete in any market in which we conduct or may conduct operations. See Item 4.B.7 – "Competition."

We face risks associated with growth; if we do not succeed in managing these risks, our business, prospects, financial condition, and results of operations could be materially adversely affected

We intend to continue to use a significant portion of our working capital to expand our internal operations, including bidding on increasingly large and complex government and commercial contracts. Upon the award of a government contract, we are required to provide an unconditional performance guarantee of our obligations under the contract in the amount of ten percent of the value of the contract plus value added tax. In addition, upon the completion of our participation in a project, we must provide bank guarantees for maintenance with respect to the quality of the work performed in the amount of five percent of the value of such work. In the event that we should experience substantial growth, the capital required to be allocated by us to such performance and bank guarantees may be substantial and could substantially reduce our working capital. In such event, our business, prospects, financial condition, and results of operations could be materially adversely affected. See Item 4.B – "Business Overview".

In addition, we may also seek to expand our operations through acquisitions of, and investments in, competitive or complementary businesses. We may use a portion of our working capital for such acquisitions and investments. See "Risk Factors – Our management and directors have broad discretion as to the use of working capital".

Our anticipated growth will require expansion of our management and financial controls, and could place a significant strain on our resources. While we intend to hire additional appropriate personnel, there can be no assurance that these or other measures implemented by us will effectively increase our capabilities to manage such growth or to do so in a timely and cost-effective manner. See Item 4.B – "Business Overview".

We face risks associated with entering new markets; if we fail to properly plan and carry out our entry into new markets, this could have a material adverse impact on our business, prospects, financial condition and results of operations

As a part of our expansion plans, we intend to continue to expand internationally into markets in which we may utilize our expertise in electrical and communications contracting and engineering to create innovative and cost-effective solutions. To the extent that such international expansion requires us to enter markets that we are not familiar with, we will be subject to all of the risks inherent in the establishment of any new business venture. The likelihood of the future success of such expansion efforts will be highly speculative. Any new venture, which we undertake in an unfamiliar market, must be considered in light of our limited resources, problems, expenses, risks, and complications frequently encountered by similarly situated companies. There can be no assurance that we will be successful in addressing such risks, that such expansion efforts will be successful, or that such strategy will not have a material adverse effect on our business, prospects, financial

condition, and results of operations. See Item 4.B – "Business Overview" and other items in this Annual Report.

We have investments in real estate in Israel; if the there is a drop in real estate values in Israel or if we are not successful in realizing our investments, this could have a material adverse effect on the results of our operations, liquidity, profitability and working capital

As a condition for awarding contracts to us, promoters of real estate projects in Israel have required that we purchase parts of their projects. In recent years this has become a common practise. The extent of our investments to date can be found in the Notes to our Consolidated Financial Statements, Item 5 – "Operating and Financial Review and Prospects" and in Item 4.B – "Business". These investments include both commercial property (offices, shopping centers, industrial buildings) and residential property (mainly apartments in condominium projects). Our policy is to sell or lease the commercial property and to sell the residential property. If we are not successful in implementing our policy profitably or at all, either as a result of decisions of our own real estate marketing staff, or as a result of a drop in real estate values in Israel, this could have a material adverse effect on the results of our operations, liquidity, profitability and working capital.

Our business is somewhat dependent on some major customers; if we do not obtain contracts from them in the future this could have a material adverse effect on the results of our operations and profitability

For the years ended December 31, 1998, 1999, and 2000, our five largest customers, other than the Government of the State of Israel and the political subdivisions thereof, accounted for approximately 28%, 36%, and 27%, respectively, of our revenues, and for the same periods, our largest customer accounted for approximately 22%, 14.5%, and 12%, respectively, of our revenues, and government contracts accounted for approximately 37%, 38%, and 15%, respectively, of our revenues. Accordingly, the loss of any one of such customers could have a material adverse effect on our business, prospects, financial condition, and results of operations. See Item 5 – "Operating and Financial Review and Prospects".

We depend on our suppliers for "just-in-time" delivery; our ability to complete contracts on time will be impaired if our suppliers fail to deliver on time and this could have a material adverse effect on our reputation and the results of our operations

We generally purchase inventory for delivery on a "just-in-time" basis in order to fulfill our contractual commitments. Accordingly, any substantial delay in the receipt of components from our suppliers could impair our ability to perform our obligations on a timely basis, which could have a material adverse effect on our business, prospects, financial condition, and results of operations. In addition, we purchase a significant amount of the electrical circuit boards that we requires for our operations from Noga Electrotechnica Ltd. There can be no assurance that such supply from Noga Electrotechnica Ltd. will be available on terms favorable to us in the future, if at all. In such an event, our business, prospects, financial condition, and results of operations could be material adversely affected. See Item 4.B.4 – "Sources and availability of the raw materials that we use in performing contracts".

We depend on our sub-contractors; our ability to complete contracts on time will be impaired if our sub-contractors fail to perform properly, on time or at all; this could have a material adverse effect on our reputation and the results of our operations

In performing our services, we are often required to utilize the services of one or more subcontractors who have expertise distinct from ours. Discontinuation of, or substantial disruption in, the services of such subcontractors could materially adversely affect our ability to complete a project on schedule and, depending upon the scope of such discontinuation or disruption, could have a material adverse affect on our business,

prospects, financial condition, and results of operations. See Item 4.B.4 – "Sources and availability of the raw materials that we use in performing contracts".

We may have additional financing requirements, which may not be available on favorable terms, or at all; if we are unable to obtain additional financing on favourable terms, at the times and the amounts required, this could have a material adverse effect on the results of our operations, liquidity, profitability and working capital

Based on our operating and expansion plans, we believe that anticipated revenues from operations, will be sufficient to satisfy our capital requirements and finance our plans for expansion for at least the next 12 months. Our belief is based on certain assumptions, and there can be no assurance that such assumptions will prove to be correct. Accordingly, there can be no assurance that those resources will be sufficient to satisfy our expansion plans and capital requirements for such period. After such 12-month period, or sooner if our assumptions prove to be incorrect, we may require additional financing in order to meet our then current plans for expansion and capital requirements. Such financing may take the form of ordinary or preferred equity securities or debt securities, or may involve bank financing. There can be no assurance that we will be able to obtain the additional capital on a timely basis, on favorable terms, or at all. In any of such events, we may be unable to implement our current plans for expansion. See Item 4.B – "Business Overview".

Our management and directors have broad discretion as to the use of working capital; errors in exercising this discretion could have a material adverse effect on the results of our operations, liquidity, working capital and profits

Our management and directors have broad discretion as to acquisition and investment candidates and the use of our working capital in connection with acquisitions and investments in, complementary or competitive businesses. Any determination to make an acquisition or investment will be based upon a variety of factors, including, without limitation, the purchase price and other financial terms of the transaction, the business prospects, and the extent to which any acquisition or investment would enhance our prospects. To the extent that we may, depending upon the opportunities available to us, finance an acquisition with equity securities, any such issuance of equity securities could result in dilution of the interests of our shareholders. Additionally, to the extent that we, or any acquisition or investment candidate itself, issues or has issued debt securities or otherwise incurred substantial indebtedness, we may be subject to risks associated therewith, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. We have no current agreement, plan, or arrangement with respect to any acquisition or investment. There can be no assurance that we will be able to successfully consummate any acquisition or investment or successfully integrate any acquired business or portion thereof into our business. Depending upon the structure of such acquisition or investment, our Board of Directors may have the power and authority under the laws of the State of Israel to approve and consummate such transaction without a shareholder vote.

In seeking acquisition and investment candidates, we will, in all likelihood, become subject to intense competition from other companies for these opportunities. Some of such competitors have significantly greater financial and other resources than ours, which would provide them with a competitive advantage over us. Accordingly, there can be no assurance that we will successfully identify or consummate any acquisitions of, or investments in, complementary or competitive businesses. See Item 6.C – "Board Practices" and Item 7 – Major Shareholders and Related Party Transactions".

We depend on key employees and on our ability to recruit additional personnel; if our key employees were to resign or if we do not succeed in recruiting additional personnel, this could have a material adverse effect on the results of our operations

We depend upon the efforts and abilities of Eli Uzan, one of our directors and our Co-President, and Co-Chief Executive Officer and Co-Chief Operating Officer, Itzhak

Goldenberg, the Chairman of our Board of Directors, Co-President, and Co-Chief Executive Officer and Co-Chief Operating Officer, Netzah Mashiah, Deputy to Eli Uzan, and Yishai Porath, Vice President and Chief Financial Officer. Each of such individuals has entered into an employment agreement with the Company. Itzhak Goldenberg's agreement terminates on December 31, 2001. At that time we expect that he will continue to be Chairman of our Board of Directors but will no longer be our Co-President, and Co-Chief Executive Officer and Co-Chief Operating Officer. We expect that he will give up these positions in order to devote most of his time to Noga Investments in Technologies Ltd., a publicly held company whose controlling shareholder is Noga Electrotechnica Ltd. It he does this, Eli Uzan will become our President, Chief Executive Officer and Chief Operating Officer. The employment agreements of Eli Uzan, Netzah Mashiah and Yishai Porath are for unlimited periods but can be terminated by us or by the employee under certain circumstances and subject to the giving of notice. The loss or unavailability of the services of any one of such individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition, and results of operations. We own, and we are the sole beneficiary of key-man life insurance in the amount of US$1,000,000 on the life of Itzhak Goldenberg. There can be no assurance that we will be able to obtain and maintain such insurance on reasonable terms, or at all.

Our ability to attract and retain highly skilled personnel is critical to our operations and expansion. We face competition for such personnel from other companies and organizations, many of which have significantly larger operations and greater financial, marketing, human, and other resources than ours. To date, we have been able to attract and retain the personnel necessary for our operations. However, there can be no assurance that we will be able to do so in the future, particularly in light of our expansion plans. If we are unable to attract and retain personnel with necessary skills when needed, our business and expansion plans could be materially adversely affected. See Item 4 – "Information on the Company" and Item 6 – "Directors, Senior Management and Employees".

Eli Uzan, Devora Uzan, Itzhak Goldenberg and Hannah Goldenberg control us; their decisions could have a material adverse effect on our business, results of operations and profitability

Noga Electrotechnica Ltd. is the beneficial owner of approximately 77.4% of our outstanding Ordinary Shares. Itzhak Goldenberg serves as Chairman of the Board of Directors of Noga Electrotechnica Ltd. Eli Uzan serves as a director, President, Chief Executive Officer and Chief Operating Officer of Noga Electrotechnica Ltd.

- Eli Uzan and his wife, Devora Uzan, who is one of our directors, are together the beneficial owners of approximately 34% of the outstanding shares in Noga Electrotechnica Ltd. Accordingly, they are deemed to be the beneficial owners the Ordinary Shares held by Noga Electrotechnica Ltd. in Noga Electro-Mechanical Industries (1986) Ltd.
- Itzhak Goldenberg, the Chairman of our Board of Directors, Co-President, Co-Chief Executive Officer and Co-Chief Operating Officer, and his wife, Hannah Goldenberg, who is one of our directors, are together the beneficial owners of approximately 34% of the outstanding shares in Noga Electrotechnica Ltd. Accordingly, they are be deemed to the beneficial owners of the Ordinary Shares held by Noga Electrotechnica Ltd. in Noga Electro-Mechanical Industries (1986) Ltd.
- Eli and Devora Uzan and Itzhak and Hannah Goldenberg are parties to a voting trust agreement. As a result of all the above, Eli Uzan, Devora Uzan, Itzhak Goldenberg and Hannah Goldenberg together have the ability to control the outcome of most of the matters on which shareholders are entitled to vote, including the election of directors.

See Item A.1 – "Directors", Item 6.A.1 "Directors", Item 7.A – "Major Shareholders" and Item 10.B – "Memorandum and Articles of Association".

Nasdaq Eligibility and Maintenance; if our Ordinary Shares and Warrants were to be delisted from Nasdaq, investors may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, our Ordinary Shares and Warrants

Under the criteria currently in effect for continued listing of securities on the Nasdaq SmallCap™ Market, for continued listing, a company must maintain US$2,000,000 in net tangible assets, US$1,000,000 in equity, a minimum bid price of US$1.00, and a public float of at least US$1,000,000.

Although we expect to continue to be eligible under such rules, we may be unable to maintain the standards for continued listing if we should experience losses from operations. Our Ordinary Shares and Warrants could then be subject to delisting from the Nasdaq SmallCap™ Market. Moreover, even when we show significant profits and good operating results, the minimum prices for our Ordinary Shares and Warrants is materially affected by market conditions and share prices on the Nasdaq SmallCap™ Market and other stock markets, and we have no control over these factors. During various periods that began on December 22, 2000, the daily closing price of our Ordinary Shares was less than US$1.00. We believe that this was due to market conditions and share prices on the Nasdaq SmallCap™ Market and other stock markets and not to any occurrences affecting us. Trading, if any, in our Ordinary Shares and Warrants would thereafter be conducted in the over-the-counter market on the OTC Bulletin Board, established for securities that do not meet the Nasdaq SmallCap™ Market listing requirements or, in what are commonly referred to as the "pink sheets." As a result an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Securities.

Our shareholders face the risks involved in owning low-priced securities

If our Ordinary Shares and Warrants were to be suspended or delisted from the Nasdaq SmallCap™ Market, they would be subject to rules under the Exchange Act, which impose additional sales practice requirements on broker-dealers who sell such Ordinary Shares and Warrants to persons other than established clients and "accredited investors" (for example, individuals with a net worth in excess of US$1,000,000 or an annual income exceeding US$200,000 or US$300,000 together with their spouses). For transactions covered by such rules, a broker-dealer must make a special suitability determination of the purchaser and have received the purchaser's written consent to the transaction prior to the sale. Consequently, such rules may affect the ability of broker-dealers to sell our Ordinary Shares and Warrants and the ability of purchasers to sell any of our Ordinary Shares and Warrants in any secondary market.

The Commission has enacted rules that define a "penny stock" to be any equity security that has a price (as therein defined) of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions, including securities listed on the Nasdaq SmallCap™ Market or on designated exchanges. For any transaction involving a penny stock, unless exempt, the rules require the delivery prior to any transaction in a penny stock, of a disclosure statement prepared by the Commission relating to the penny stock market. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. In the event our Ordinary Shares and Warrants are no longer listed on the Nasdaq SmallCap™ Market or are not otherwise exempt from the provisions of the Commission's "penny stock" rules, such rules may also affect the ability of broker-dealers to sell our Ordinary Shares and Warrants and the ability of purchasers to sell any of the Ordinary Shares and Warrants in any secondary market. See Item 9.B – "Share history".

We have never paid dividends and have no current plans to do so; therefore you should not expect to receive income from dividends paid on our Ordinary Shares

We have never paid any dividends on the Ordinary Shares and do not anticipate paying any dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in our business. In addition, any credit agreements into which we may enter with institutional lenders may contain restrictions on the payment of dividends by us.

Any future determination to pay any dividends will be at the discretion of our Board of Directors and will be subject to our Memorandum of Association and Articles of Association. In addition, the declaration of final dividends by our Board of Directors requires shareholder approval. Under the provisions of the Companies Law, 5759-1999, the shareholders may reduce, but not increase, such dividends from the amount recommended by the Board of Directors.

Under the provisions of the Companies Law, 5759-1999, cash dividends may he paid only out of our profits and only after our directors are satisfied that future needs for funds will not be adversely affected by the payment of dividends. Subject to the limitations described above, our Board of Directors may declare, and we may then pay, interim dividends on the account of final dividends. In the event cash dividends are declared in the future, we would have to pay tax at the rate of 25% of the amount distributed. See Item E.1 – "Israeli Taxation".

Dividends, if any, will be paid in New Israel Shekels and there can be no assurance that such dividends will be exchangeable for U.S. dollars at market rates of exchange, or at all. Under current Israeli regulations, any dividends or other distributions paid in respect of securities purchased by non-residents of Israel with certain non-Israeli currencies (including U.S. dollars) will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, a United States shareholder will be subject to the risks relating to any such currency fluctuation during the period commencing when we declare and pay such dividend in New Israel Shekels and terminating on the date conversion is made by such shareholder into U.S. dollars. Additionally, a non-resident of Israel is entitled to open a non-resident bank account in Israel, and dividends that may be distributed by us can be deposited in such foreign resident bank account, subject to compliance with the Israeli Currency Control Law, 1978 and related regulations. See Item E.1 – "Israeli Taxation", Item 3.B – "Exchange Rates", Item 10.D – "Exchange Controls" and Item 16 – "Conditions in Israel".

If the options and Warrants we issued or may issue, or the Ordinary Shares which will be issued upon exercise of options and Warrants, are exercised at unfavorable times, this could have a material adverse affect on our ability to obtain additional equity capital

We have and can issue options and we have issued 1,560,975 Warrants; if the Warrants are exercised at times unfavorable to us, this could adversely affect us

We reserved from the authorized, but unissued, Ordinary Shares (i) up to 1,560,975 ordinary Shares issuable upon the exercise of the Warrants, and (ii) 135,OOQ Ordinary Shares issuable to key employees, officers, directors, and consultants upon the exercise of options that may be granted under the 1997 Stock Option Plan. The existence of the aforementioned options and warrants and other options or warrants may adversely affect us, since the holders of such options and warrants may be expected to exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. See Item 6.C – "Board Practices and 1997 Stock Option Plan" and Item 10.A – "Share Capital".

At least 3,400,000 Ordinary Shares are eligible for future sale; sales of significant quantities of these shares could have a material adverse affect on the market price of our Ordinary Shares and Warrants

Giving effect to the Reorganization, Noga Electrotechnica Ltd. acquired beneficial ownership of 3,400,000 of our Ordinary Shares at prices substantially below the initial public offering price per Ordinary Share. Noga Electrotechnica Ltd. paid an aggregate of NIS 4,442,000 (US$1,270,000).

All of those 3,400,000 Ordinary Shares were outstanding prior to our initial public offering representing approximately 68.5% of the 4,960,975 Ordinary Shares that are now outstanding. They are "restricted securities" as such term is defined in the Securities Act and may only be sold pursuant to a registration statement under the Securities Act, in compliance with Rule 144 under the Securities Act ("Rule 144"), or pursuant to another exemption from the registration requirements of the Securities Act. All of the 3,400,000 Ordinary Shares currently outstanding are eligible for immediate sale under Rule 144, subject to compliance with the volume limitation, the holding period, and other requirements of Rule 144. See Item 6.E – "Share ownership" and Item 7.A – "Major shareholders".

Possible volatility of prices of our Ordinary Shares and Warrants could have a material adverse affect on investors who want to sell them

Future announcements concerning us or our competitors, including operating results, technological innovations, government regulations, or foreign and other competition, could have a significant impact on the market prices of our Ordinary Shares and Warrants. In addition, the stock markets in the United States have, from time to time and specifically during the last 12 months, experienced significant price and volume fluctuations that are unrelated or disproportionate to the operating performance of individual companies. Such fluctuations have in the past and could in the future materially adversely affect the market prices of our Ordinary Shares and Warrants. See Item 9.B – "Share history".

If we do not maintain a current prospectus the holders of our Warrants may be prevented from exercising them

The Ordinary Shares and Warrants that we issued in our initial public offering, and our Ordinary Shares issuable upon the exercise of the Warrants have been registered with the Commission. We will be required, from time to time, to file post-effective amendments to our Registration Statement in order to maintain a current prospectus covering the issuance of such securities. We have undertaken to make such filings and to use our reasonable best efforts to cause such post-effective amendments to become effective under the Securities Act. If, for any reason, a required post-effective amendment does not become effective under the Securities Act, or the effectiveness of our Registration Statement should at any time lapse, the holders of the Warrants may be prevented from exercising such securities.

Under certain conditions, we have the right to redeem our Warrants at U.S.$0.10 per Warrant although they were issued initially at U.S.$0.25 each

The Warrants which we issued are subject to redemption by us, in whole, but not in part, at the redemption price of US$0.10 per Warrant, commencing on January 28, 1999, upon 30 days' prior written notice to the registered holders thereof,

- provided that the closing high bid price of the Ordinary Shares, if traded on Nasdaq SmallCap™ Market, or the last closing price per share, if listed on a national securities exchange, shall have been at least US$7.50 (150% of the initial public offering price per Ordinary Share) for 10 of the 20 consecutive trading days ending within five days prior to the notice of redemption and,

- provided that the Warrants are then exercisable and there is then a current effective registration statement under the Securities Act, with respect to the issuance and sale of the ordinary Shares upon exercise of the Warrants. We are required to use our reasonable best efforts to maintain an effective registration statement with respect to the Ordinary Shares underlying the Warrants prior to redemption of the Warrants.

In the event that we elect to redeem the Warrants, they would be exercisable until the close of business on the date fixed for redemption in such notice. If any Warrant called for redemption is not exercised by such date, it will cease to be exercisable and the holder will be entitled only to the redemption price.

Redemption of the Warrants could force holders thereof either to (i) exercise such securities and pay the exercise price thereof at a time when it may be economically less advantageous to do so, or (ii) accept the redemption price in consideration for redemption of such securities which could be substantially less than the market value thereof at the date of redemption. See "Risk Factors - Necessity to Maintain Current Prospectus".

We are liable for certain claims against our officers and directors; the limits in our insurance policies could result in a material adverse effect on our profitability if we are obliged to indemnify our officers and directors

We have not entered into an indemnification agreement with each officer and director. However, we maintain reimbursement indemnity insurance in the amount of US$1,000,000 (plus reimbursement of legal expenses in Israel of up to US$100,000) to reimburse directors and officers for losses sustained as a result of any claim arising from a wrongful act, individually or collectively, in the discharge of their duties or in breach of their fiduciary duties solely in their capacity as directors and officers, and to reimburse us for losses sustained as a result of any claim arising from any such wrongful act where an indemnity has been given or lawfully is required to be given to our directors or officers.

Our insurance policy contains a blanket exclusion clause for losses arising from any claims or suits brought against us, one of our subsidiaries, or our officers and directors, before any arbitrator, tribunal, or court in the United States of America, its territories and possessions, and Canada. Consequently, we may be obligated to fund the defence of such persons in certain cases, which could materially adversely affect our financial condition. Furthermore, the ability of American or Canadian shareholders to recover monetary damages from our directors and officers for breaches of their fiduciary duties may be significantly limited. See "Risk Factors – If you wish to take legal action against us or our directors or officer, you may encounter difficulties concerning service of process in Israel and enforcement of legal judgments rendered by non-Israeli courts".

Risks Related to the State of Israel, Currency and other Factors

Like all Israeli companies, we operate in an economy characterized by foreign exchange risks and subject to the effects of indexed balances

The relationship of the New Israel Shekel to the value of the U.S. dollar and the value of European currencies, and the relative rate of devaluation of Israel's currency, may affect our operating results. In particular, our accounts receivable are generally denominated in the New Israel Shekel, while certain of our accounts payable are denominated in the U.S. dollar or European currencies. Accordingly, any significant devaluation of the New Israel Shekel relative to the U.S. dollar or European currencies could have a material adverse effect on our operating results.

Generally, the contracts awarded to us are denominated in New Israeli Shekels, indexed to the Israeli consumer price index or a substantially similar index. In the event such indices fail to accurately reflect changes in our costs, our costs in effect increase

at a rate in excess of the revenues derived from our contracts, and such increased costs could materially decrease our net income, which would have a material adverse effect on our business, prospects, financial condition, and results of operations. In addition, our accounts receivable resulting from such contracts may decrease in real value prior to collection. This is because such amounts, once billed, are not subject to indexing. Such decreases in real value of our accounts receivable may have a material adverse effect on our business, prospects, financial condition, and results of operations. See "Operating and Financial Review and Prospects."

There are political, economic and military risks resulting from our being located In Israel and hostile actions by the Palestinian population, major hostilities or if trade between Israel and our current trading partners is interrupted or curtailed, this could have a material adverse affect on all aspects of our business and on the prices of our Ordinary Shares and Warrants

Most of our operations are located in the State of Israel, and we are directly affected by political, economic, and military conditions in the Ste of Israel. Since approximately September 2000, the State of Israel has experienced severe civil unrest primarily in the areas that have been under its control since 1967. Notwithstanding current peace initiatives, no prediction can be made as to whether these problems will be resolved. Our business, prospects, financial condition, and results of operations could be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and our current trading partners is interrupted or curtailed. In addition, if the peace process in the Middle East is significantly interrupted or discontinued, our business, prospects, financial condition and results of operations could be materially adversely affected.

Since September, 2000, there have been disturbances in the areas known as the West Bank and Gaza. As a security measure, the Israeli government has repeatedly imposed closures, preventing Palestinian construction workers from entering Israel. This has resulted in a slowdown in construction. Although efforts are being made to replace the Palestinian construction workers, these have not succeeded and the process of overcoming the shortage of labor could be lengthy. Our business, prospects, financial condition and results of operations could be materially adversely affected if the slowdown in construction continues for an extended period.

All adult male permanent residents of Israel under the age of 51, unless exempt, perform between 14 and 40 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers, directors, and employees currently are obligated to perform annual military reserve duty. There can be no assurance that such requirements will not have a material adverse effect on our business, prospects, financial condition, and results of operations in the future, particularly if emergency circumstances occur.

In the early to mid-1980s, Israel's economy was subject to a period of very high inflation. However, inflation was significantly reduced in the late 1980s, due primarily to government intervention. During the years ended December 31, 1998, 1999 and 2000, the rate of inflation in Israel was 8.6%, 1.34%, and 0.0% respectively. If inflation in Israel were to return to the high levels of the mid-1980s, such development would have a significant negative impact on Israel's economy as a whole and could have a material adverse effect on our business, prospects, financial condition and results of operations. See Item 5 – "Operating and Financial Review and Prospects" and Item 16 – "Conditions in Israel."

If you wish to take legal action against us or our directors or officer, you may encounter difficulties concerning service of process in Israel and enforcement of legal judgments rendered by non-Israeli courts

As our current officers and directors reside outside of the United States, service of process upon us and upon them may be difficult to effect within the United States. Furthermore, all of our assets are located outside the United States and any judgment obtained in the United States against us may not be enforceable outside the United States.

Our legal counsel in the State of Israel, Yaacov Salomon, Lipschutz & Co., has informed us that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in the State of Israel. However, subject to certain time limitations, Israeli courts may enforce United States final, non-appealable executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that (i) due service of process has been effected and the defendant has had a reasonable opportunity to be heard, (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security, or sovereignty of the State of Israel, (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties, and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. Judgment creditors must bear the risk that they will be unable to convert their award into foreign currency that can be transferred out of the State of Israel, the risk of withholding taxes being assessed, and the risk of unfavorable exchange rates. See Item 10.E.1 – "Israeli Taxation" and Item 10.D – Exchange Controls".

There are risks associated with the forward-looking statements included in this Annual Report; your should carefully read the item "Risk Factors"

This Annual Report contains certain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, that address our strategy, plans and objectives for our future operations, liquidity, development and expansion, our anticipated financial and operating results. These are based on current expectations that involve numerous risks and uncertainties. Forward-looking statements may be found in the sections of this Annual Report entitled "Risk Factors", "Operating and Financial Review and Prospects", "Business" and in this Annual Report generally.

Forward-looking statements are any statements contained in this Annual Report that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words "believes", "expects", "plans", "intends", "estimates", "anticipates" or similar expressions. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are including this cautionary statement identifying important factors that could cause our actual results to differ materially from those projected in forward looking statements made by, or on behalf of, us. These factors, many of which are beyond our control, include:

- successful execution of our expansion strategy,
- assumptions relating to the political stability of the countries in which we conduct, and intend to conduct operations and that there will be no unanticipated material adverse change in our operations or business;
- judgments with respect to, among other things, future economic, political, competitive, and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Annual Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or by any other person that our objectives and plans would be achieved.

Item 4. **Information on the company**

Item 4.A. **History and development of the company.**

Item 4.A.1 **Legal and commercial name, date of incorporation, registered office, legal form, company's agent**

- Since November 10, 1997, our legal and commercial name is Noga Electro-Mechanical Industries (1986) Ltd.
- We were incorporated in Israel, as a private company, on November 4, 1986. At that time and until it was changed to Noga Electro-Mechanical Industries (1986) Ltd., our name was Aldo Businesses and Properties Ltd.
- On January 26, 1998, we became a public company.
- Our official identity number, assigned to us by the Registrar of Companies in Israel, is 52-004365-4.
- Our registered office is located at 6 Hazoran Street, South Netanya Industrial Zone, Israel, and our mailing address is P. O. Box 8471, South Netanya Industrial Zone, Postal Code 42504, Israel. The telephone number at our registered office is +972 9 892 0717 and the fax number is +972 9 885 3783. (When dialing from the U.S.A. the foregoing numbers should be preceded by the numbers "011".
- Our legal form under the Companies Law, 5759-1999 of Israel is a public limited company.
- We do not have nor are we required to have an agent in Israel.

Item 4.A.2 **Important events in our development**

There have been a number of important events in our development. The following were the material events:

- In October 1993, effective retroactively to July 1, 1993, together with Noga Electrotechnica Ltd., we acquired all the assets and assumed certain liabilities of Kavee Carmel Zafon (1987) Ltd. That company was engaged in the design and execution of construction engineering works in the electricity sector. The acquisition enabled us to broaden our range of business and this led to growth.
- Effective as of October 1, 1998, Noga Electrotechnica Ltd., which then held 100% and now holds approximately 77.4% of our outstanding capital stock, completed a reorganization (the "Reorganization") of its operations and the operations of its affiliates. The primary reason for this was to make our initial public offering possible by creating clear distinctions between our business and the business of Noga Electrotechnica Ltd. and its other subsidiaries. As a result of the Reorganization, the infrastructural electrical and communications contracting and engineering operations of Noga Electrotechnica Ltd. were transferred to, and consolidated with us. Some of our other, unrelated, operations were transferred to other companies controlled by Noga Electrotechnica Ltd., mainly for financial reporting purposes. The Reorganization was the first step in Noga Electrotechnica Ltd's plans to create a contracting conglomerate to provide a full range of engineering and construction services, ranging from electrical wiring and installation to earthworks, traffic management solutions, installation of elevators, and various other infrastructure services, to customers in Israel as well as other geographic locations.
- According to the terms of the Reorganization agreement, Noga Electrotechnica Ltd. transferred to us for no consideration all of its activities and operations relating to the installation of electrical control panels and other electrical contracting work, excluding the activities of Noga

Electrotechnica Ltd. relating to the manufacture of electrical control panels. The transferred activities and operations currently represent approximately 45% to 75% of the revenues reflected in our financial statements and have been accounted for at historical cost. See Note 1 of Notes to Consolidated Financial Statements.

- On January 26, 1998, we became a public company. This permitted us to offer and issue our Ordinary Shares and Warrants to the public.
- Our initial public offering took place on January 28, 1998, which was the date of our prospectus. We sold 1,560,975 Ordinary Shares. The price to the public was U.S.$5.00 for each Ordinary Share and our share of the price was U.S.$4.50 for each Ordinary Share. We also sold 1,560,975 Class A Redeemable Ordinary Share Purchase Warrants (the "Warrants"). The price to the public was U.S.$0.125 for each Warrant and our share of the price was U.S.$4.50 for each Warrant. Our net income from the initial public offering was U.S.$ 7,200,000, less legal, accounting, printing and other expenses related to the initial public offering. Noga Electrotechnica Ltd., which presently owns approximately 77.4% of our Ordinary Shares, purchased 10% of the Ordinary Shares and Warrants offered to the public. Thus, the proceeds to the group of companies, including Noga Electrotechnica Ltd. and us, was 10% less than the net income mentioned above. However, the proceeds to us were the full sum mentioned above.
- Effective January 1, 1998, a merger took place between Noga Electrotechnica Ltd. and A. A. Metals (1985) Ltd., a private company incorporated in Israel. Before the merger, A. A. Metals (1985) Ltd. was a contracting company operating in the fields of air conditioning, sanitary installations, heating, manufacture of metal framing and channels and construction. The merger was implemented by way of a private issue to Eli Uzan and Devora Uzan, the shareholders of A. A. Metals (1985) Ltd. of shares in Noga Electrotechnica Ltd. constituting, after the said issue, 33.3% of the issued and outstanding share capital of Noga Electrotechnica Ltd. From our point of view, the merger made it possible for the group of companies to tender on "package deals", including our electro-mechanical and other activities, the electric panels manufactured by Noga Electrotechnica Ltd., and the air conditioning, sanitary installations, heating, manufacture of metal framing and channels and construction works of A. A. Metals (1985) Ltd. So far, we have benefited from this broader range of services offer by the group. We have also benefited from the management skills of Eli Uzan.
- In the first quarter of 2001, Noga Electrotechnica Ltd. completed the purchase of 51% of the issued and outstanding share capital of Grupper-Koren Ltd., another Israeli private company. Grupper-Koren Ltd., and some of its subsidiaries own real estate in Israel and carry on real estate activities, including promotion of projects, contracting, sale and leasing of real estate. Once again, we believe that including these activities in the group of companies should enable us to increase our activities, since we will be given preferred status in carrying out work on projects promoted by Grupper-Koren Ltd.
- We have no significant subsidiaries. For a discussion of our subsidiaries, see Item 10.I below - "Subsidiary Information".

Item 4.A.3 Our capital investments during each of the three years ended December 31, 1998, 1999 and 2000

- During the year ended December 31, 1998 we did not make any divestitures. We made the following principal investments:

Description of Investment	-	Amount in thousands of NIS adjusted as at December 31, 2000	Convenience Translation to thousands of U.S.$ (1)
Purchase of 100% of the shares in two electrical contracting companies in Israel	-	2,300	569

(1) See Note 8 to our Consolidated Financial Statements.

- During the year ended December 31, 1999 we did not make any divestitures or principal investments.

- During the year ended December 31, 2000 we did not make any divestitures. We made the following principal investments:

Description of Investment	-	Amount in thousands of NIS adjusted as at December 31, 2000	Convenience Translation to thousands of U.S.$ (1)
Purchase of 37% of the shares in Rose Electrical Services (Contractors) Ltd., an English company......................................	-	641	157

(1) See Note 8 to our Consolidated Financial Statements.

Item 4.A.4 Public takeover offers

During the years ended December 31, 1999 and 2000, respectively, we have not been the object of any public takeover offers. In fact, we have never been the object of a public takeover offer.

Item 4.B Business Overview

Item 4.B.1 General

We are an electrical and communications contracting and engineering firm engaged in the installation and maintenance of infrastructure works primarily located in the State of Israel. Projects completed by us include the installation of communications, electrical, control, air conditioning and safety systems incorporated into electromechanical systems; electrical and communications infrastructure projects; site preparation for residential, commercial and industrial buildings, and highways. Our customers consist of, among others, the Government of the State of Israel, including the Ministries of National Infrastructures, Finance, Defense, and Health, municipalities, local authorities, contractors, industrial companies, shopping centers, hotels, waste treatment plants, high-tech buildings, municipal institutions, and airports. See Risk Factors – "We depend on the Israeli construction industry and real estate market", "We depend on government projects", and other Risk Factors.

For the years ended December 31, 1998, 1999 and 2000, our five largest customers, other than the Government of the State of Israel and the political subdivisions thereof, accounted for approximately 23%, 15%, and 17%, respectively, of our revenues, and our largest customer accounted for approximately 12%, 25%, and 7%, respectively, of our revenues. For the same periods, government contracts accounted for approximately 26%, 12%, and 15%, respectively, of our revenues. Accordingly, the loss of any one of such customers could have a material adverse effect on our business, prospects, financial condition, and results of operations.

We began our activity on July 1, 1993 aiming to become a leading company in the State of Israel in the field of electro-mechanics, for both the interior and exterior of buildings. Currently, our primary operations involve the planning and execution of works in the field of electrical and communications infrastructures; site preparation for the construction of residential buildings, industrial buildings, and highways; the installation of electrical, control

and safety systems incorporated into electromechanical systems designed for industrial complexes, public buildings, hotels, and housing; and the planning and installation of illumination for city and intercity highways.

Most of the time we act as a sub-contractor for various real estate, infrastructure, and development projects. In this capacity, we supply a variety of solutions and services for large-scale projects, which fall within our range of operations. In construction and development, developers are required to supply the requirements for completing the building interiors (installing high and low voltage electrical systems, elevators, air-conditioning systems, and other finishing jobs) as well as for the exteriors of the buildings (electrical infrastructure, communication lines, and outdoor lighting). Projects for the development of city and intercity transport lines require developers to supply infrastructure systems, such as electricity, communication, and lighting. Our goal is to offer comprehensive solutions for these various needs.

We have developed an expertise in the installation and maintenance of the electrical infrastructure incorporated into the electromechanical systems of "smart buildings," as well as office and other types of buildings which incorporate computerized and automated systems to control, among other things, security, climate, communications, safety, and lighting systems. The installation and maintenance of such systems requires an extensive knowledge not only of electrical contracting and engineering, but also of the interactivity of the various component systems being installed and the effects on each system of control of the others. In addition, we have developed an expertise in the installation of fiber optic and other advanced electrical and communications technologies.

Types of customers: Our activities are directed at two types of customers: (i) Government entities and non-government companies whose projects include site development, highways, transport projects, public buildings, and other public works; and (ii) private organizations, particularly housing, industrial, and commercial real estate developers.

Government contracts: We obtain government contracts through a formal bidding tender process conducted by a Tender Committee of the government ministry or entity developing the project (a "Tender Committee"). The Tender Committee invites tenders for the performance of government or public works pursuant to the regulations, plans, conditions, and guidelines contained in the Tender Pamphlet provided by the Tender Committee (which must be obtained as a prerequisite to entering the bidding process). The successful tenderer then enters into a contract for the performance of such construction works or project pursuant to the terms of the Tender Pamphlet, either as:

(I) the principal contractor or as

(II) a subcontractor with the principal contractor. A sub-contractor is subject to the terms of the contract between the principal contractor and the Government (the "Employer").

Government contracts constituted 26%, 37% and 15% of our revenues in 1998, 1999 and 2000, respectively.

Contracts with private entities (non-governmental): We also obtain projects through closed tenders conducted by private entities where we compete with a limited number of companies, by invitation of the prospective employer. Private entities also contact us regarding specific projects on the basis of referrals as a result of our reputation for quality work, professionalism and reliability. Our five highest volume private contracts accounted for approximately 28%, 24% and 17.5% of our revenues in 1998, 1999 and 2000, respectively, and our largest customer accounted for approximately 22%, 16% and 7% of our revenues, respectively, for the same periods.

Contractual relationship: When acting as sub-contractor, no contract exists between the subcontractor and the employer (developer, owner of the project). A contract exists only between the subcontractor and the principal contractor.

Bank guarantees: The contracting and construction industry in Israel has developed and adopted from abroad a series of bank guarantee requirements.

- Tenderers are normally required to deposit an unconditional bank guarantee (bid bond) with their bids in the amount of up to 10% of the value of the tender and which must remain in force up to 120 days from the date of the submission of the tender, as security for fulfillment of the conditions of the tender.
- If the Tender Committee, principal contractor or employer, as the case may be, concludes that the tenderer who submitted the lowest bid is capable of performing the work in a credible manner, at a reasonable standard, and within the given period for completion, it accepts the candidate's bid subject to fulfillment of other conditions of the tender. The successful candidate (the "Appointed Contractor") must then provide an unconditional performance guarantee (performance bond) issued by a bank and valid for the duration of the performance period plus three months from the date of receipt of a commencement of work order as security for the discharge of its obligations under the contract.
- The Appointed Contractor is also required to provide an additional unconditional bank guarantee (quality/maintenance bond) in the amount of ten percent of the value of the tender (based on the price per unit in the winning bid) plus value-added tax, linked to the Input in Building Index published monthly by the Israel Central Bureau of Statistics. Upon completion of the work, the Appointed Contractor must deliver bank guarantees for maintenance with respect to the quality of the work in the amount of five percent of the value of the work and valid for one year. The Employer returns the performance guarantee once all of the maintenance guarantees have been provided to its satisfaction.
- *Business objectives and strategy*: Our business objective is to become a leading company specializing in electrical and communications infrastructural contracting and design in the Israeli marketplace and to utilize our expertise to enter the international marketplace. Our expansion strategy to achieve our objective is:

(א) to continue to implement our program of internal growth and thereby become the contractor on increasingly larger, high profile, complex, and profitable projects in the State of Israel;

(ב) to seek niche markets, both Israel and elsewhere, in which we may utilize our expertise in electrical and communications engineering and installation; and

(ג) to seek acquisitions of, and investments in, competitive or complementary businesses in order to increase the breadth of services which we offer and our expertise.

- *Quality Control - ISO 9002*: During the year 1998, we received ISO 9002 certification.

Item 4.B.1 The following is a description of our operations and principal activities, including the main categories of our products and services during the three years ended December 31, 1998, 1999 and 2000, respectively.

- We are an electrical and communications contracting and engineering firm engaged in the installation and maintenance of infrastructure works primarily located in the State of Israel. We provide services that usually include products. However, we do not usually sell products on a "stand-alone" basis.
- Our principal activities consist of obtaining and performing contracts projects which include the installation of communications, electrical, control, and safety systems that are incorporated into electromechanical systems; we also perform electrical and communications infrastructure projects; our services

include site preparation for residential buildings, industrial facilities, and highways.

- During the three years ended December 31, 1998, 1999 and 2000, respectively, we did not introduce any significant new services or products. The contracts awarded to us usually include detailed specifications regarding the products to be used.

Item 4.B.2 The following is a breakdown of our revenues by category of activity during the three years ended December 31, 1998, 1999 and 2000, respectively. We point out that our market is the entire State of Israel. The geographic area of the State of Israel is very small. Therefore, geographic distinctions are not relevant for us.

Almost all of the projects include a variety of activities. We group them into representative inclusive categories because any further breakdown into categories would not be meaningful.

Category of activity	Year ended December 31,			
Most projects involve varying combinations of some or all of installations of high and low tension systems, generators, power feed lines, strong current facilities, lighting and computerized control systems and low tension systems, installation of street illumination, including lamp poles, street infrastructures, power feed lines for communications and electricity, distribution panels, plant-wide computerized control systems, computerized and power feed lines for waste treatment plants, building generators, panels, electricity and lighting in motor vehicle tunnels, electricity for air-flow control panels including power feed lines for air-conditioning and control equipment for blowers and air conditioning in motor vehicle tunnels, fire detectors and crisis alarms for housing complexes for the elderly; Two projects of significant importance involved (a) installation of high tension electrical systems, generators, optical fiber lines, power feed lines and lighting for an administrative office building at the Port of Ashdod in Israel, and (b) a project at the new Ben-Gurion International Airport involving high tension electrical works (we were awarded two contracts). The following division is by general categories and does not include all of our projects.	In thousands of NIS adjusted as at December 31, 2000			Convenience translation to US$ in thousands
	1998	1999	2000	2000
Infrastructure projects	9,487	15,523	6,220	1,540
By ZAR Infrastructures Ltd.	-	-	11,903	2,946
Ben-Gurion International Airport (only low tension portion)	-	1,922	7,565	1,873
Luxury housing in the north of Israel	11,947	2,496	2,424	600
Hotel projects	13,468	11,331	11,095	2,746

Continued from previous page

	Year ended December 31,			
	In thousands of NIS adjusted as at December 31, 2000			Convenience translation to US$ in thousands
	1998	1999	2000	2000
Projects relating to pumping stations......	7,487	10,972	10,634	2,632
Shopping Centers	16,943	10,335	14,316	3,544
Government offices	17,260	15,260	14,908	3,690
Projects for the Israel Defense Forces	6,247	4,244	8,372	2,072
Projects for the Public Works Department of the Government of Israel	10,148	16,182	6,019	1,490
Amdocs Company projects	15,174	350	10,550	2,611
Project in England	-	13,654	-	-
Total of above projects	108,161	102,269	104,006	25,744

Item 4.B.3 Seasonality

Our business is not seasonal.

Item 4.B.4 Sources and availability of the raw materials that we use in performing contracts

- Most of the suppliers of the raw material suppliers used by us are local Israeli companies.
- Although most of the raw materials are produced abroad, mainly in Europe, we usually buy them from the local Israeli suppliers that import them from the manufacturers. Consequently, we may be affected by fluctuations in the prices of materials that are produced outside of Israel.
- All of the raw materials that we need are available from a number of sources at competitive prices. We are not dependent on any one supplier for its components. This allows us to seek better prices and favorable credit terms.
- We do not anticipate that the loss of any one supplier would have a material adverse effect on our business, prospects, financial condition or results of operations.
- We have no written supply agreements with our suppliers. Accordingly, there can be no guaranty that they will continue to produce or supply the raw materials required by our operations on favorable terms in the future, if at all. If they do not continue and if we are unsuccessful in finding alternate suppliers, the results of our operations could be materially adversely affected.
- We research the market to find better and newer raw materials to recommend to our customers.
- We select suppliers who offer raw materials to us on the most favorable terms – price and terms of payment, quality, delivery time, warranty, etc.
- The supplies of the raw materials required for our operations are purchased on a just-in-time basis in accordance with orders received and the work in process. Normally, we do not maintain an inventory of raw materials. Any excess supplies held in inventory are usually the result of materials returned from various work sites.
- We may also intentionally increase inventories of certain materials if we anticipate that the prices of these items will increase substantially in the short-term.
- Despite the existence of a number of local suppliers, for the years ended December 31, 1998, 1999 and 2000, respectively, we purchased an aggregate of approximately 28%, 21% and 43%, respectively, of the raw materials required for our operations from two suppliers.

Item 4.B.5 Marketing channels

Our marketing and sales efforts are currently conducted by our management, engineering staff and technical employees, whose efforts are made in several ways.

- We closely follow the publications of tenders ("Requests for Proposals" or "RFP") and participate in tenders whenever we believe that we could be successful in being awarded the contract for a project.
- Because Israel is a small country, a substantial portion of our marketing is accomplished by word of mouth.
- Our marketing team maintains close contact with developers, contractors, government agencies and other potential clients and they follow the media to keep up-to-date regarding projects being planned.
- We believe that we have developed a reputation in the State of Israel as a high quality provider of electrical and communications infrastructural contracting and engineering services.
- We anticipate an increase in our marketing efforts as we implement our expansion plan and increase operations outside of the State of Israel.

Item 4.B.6 Patents and licenses, industrial, commercial and financial contracts

- As a contracting company, we are not dependent on patents or licenses or on industrial contracts for our business.
- For the discussion of our contracts with promoters, contractors, government agencies, etc., see generally this Item 4.
- For the discussion of our contracts with suppliers, see Item 4.B.4 above.

- We finance our business from retained earnings, cash provided by financing activities and credit and overdraft facilities from banks.

  a. For the year ended December 31, 2000, cash provided by financing activities primarily from short-term bank credits was NIS8,902,000 (US$2,203,000).

  b. For the year ended December 31, 1999, cash provided by financing activities primarily from short-term bank credits was NIS14,933,000 (US$3,696,000).

  c. For the year ended December 31, 1998, cash provided by [used in] financing activities primarily from short-term bank credits was NIS27,615,000 (US$6,835,000).

- We have credit and overdraft facilities totaling NIS35,250,000 (US$8,725,000) with Bank Hamizrahi, Bank Hapoalim, Israel Discount Bank, and Bank Igud. These facilities allow us to draw funds from time to time. Such funds bear interest at a NIS-linked rate equal to approximately 11.2% to 13.2% per annum. At December 31, 2000, the outstanding balance under such facilities was NIS30,401,000 (US$7,525,000).
- We also have facilities with those banks to provide the down-payment, performance and quality guarantees that we give under the contracts granted to us.
- As security for the funds and guarantees that they provide, we have granted to Bank Hamizrahi, Bank Hapoalim, and Bank Igud fixed and floating charges in an unlimited amount on our assets, including goodwill, share capital, fixed assets, notes, checks receivable deposited with banks, inventories, and insurance rights in order to secure our liabilities thereto. (The security device known as a "Floating charge" was adopted in Israel from the law of England. Floating Charges do not exist in the United States. We explain them in Item 10.C below.)
- As of December 31, 2000, such liabilities totaled approximately NIS30,401,000 (US$7,525,000) for credit and overdraft facilities, and approximately NIS49,556,000 (US$12,266,000) for bank guarantees.
- Our relationships with our bankers are good. We believe that they will continue to be

good as long as we continue to meet our obligations to the banks.

- As a contracting company, our business is not dependent on new manufacturing processes.

Item 4.B.7 Competition

Generally, we compete with, and will compete with, numerous regional and local companies, and potentially international companies, many of which have significantly larger operations and greater financial, marketing, human, and other resources than we, which may give them competitive advantages, such as the ability to negotiate superior terms from suppliers. We believe that, generally, competition has been primarily on the basis of the capability to execute projects, cost-effectiveness, safety, performance, reliability, and support. Until now, we have succeeded in maintaining our competitive position. Although we believe, on the basis of the contracts received, that we are competitive in the basis of the foregoing criteria, no assurance can be given that we will successfully compete in any market in which we conduct or may conduct operations.

We base our statements regarding our competitive position on our analysis of the following factors:

- Generally, we compete with, and will compete with, numerous regional and local companies, and potentially international companies, many of which have significantly larger operations and greater financial, marketing, human, and other resources than ours. This may give them competitive advantages, such as the ability to negotiate superior terms from suppliers. We believe that, generally, competition has been primarily on the basis of the capability to execute projects, cost-effectiveness, safety, performance, reliability, and support. Although we believe that we are competitive on the basis of the foregoing criteria, no assurance can be given that we will successfully compete in any market in which we do conduct or may conduct operations.

- We compete primarily for two types of projects:

  - (i) The installation and maintenance of internal electrical wiring and equipment inside residential and commercial buildings and industrial facilities. Projects that entail the installation and maintenance of internal electrical wiring and equipment in buildings and industrial facilities require a greater degree of sophistication, knowledge and experience as well as extensive engineering and organizational capabilities. Additionally, projects of this type tend to be large scale and require substantial capital. As a result, small contractors are typically unable to compete successfully in this segment, and we generally compete for these types of projects with five or six large contracting firms.

  - (ii) Infrastructure installation and maintenance works for highways, industrial facilities, industrial and commercial buildings. Infrastructure installation and maintenance projects involving highways, industrial facilities, and buildings do not generally require a high degree of sophistication. Consequently, this segment of the industry is comprised of many small contractors who may provide similar services of comparable quality. Therefore, this is a highly competitive segment of the Israeli construction industry.

Until now, we have competed successfully for both types of projects.

- Please see Item 4.B.4 above "Business Overview—General—*Government Contracts*" for an explanation and discussion of the procedures governing bidding for government contracts.

Item 4.B.8 Government regulation

The main regulatory body in Israel whose decisions affect our business is the Ministry of Construction and Housing. The many branches and agencies of this Ministry set the standards required in the construction industry. Some local authorities (cities, towns, etc.) also set standards.

The Ministry for the Environment sets standards relating to the protection of the environment.

In addition, The Standards Institution of Israel sets standards for many of the same matters and also tests and approves (or refuses to grant approval) many of the products used in the construction.

Our customers require building permits before they can award contracts for projects and they are the ones who deal with the regulatory bodies. Our only direct involvement relates to the approvals we need in order to bid on projects for large amounts of money. These approvals are granted after examination of the financial stability, experience, trained staff, etc. of the company applying for approval. We hold all of the approvals that we need. However, if the standards for granting these approvals are raised significantly, we could encounter difficulties in meeting them.

Item 4.C. Organizational Structure

- We are a part of a group of companies. The parent company of the group is Noga Electrotechnica Ltd. It is the beneficial owner of approximately 77.4% of our Ordinary Shares. Please see Item 7.A. below for a description of the major holders of the Ordinary Shares of Noga Electrotechnica Ltd. and of our Ordinary Shares.

- We have a number of subsidiaries, but none of them are significant.

  - We are the beneficial owners of 50% of the shares in Noga-On Building Services Ltd., a company incorporated in England. The beneficial owner of the other 50% is Noga Electrotechnica Ltd. Presently, Noga-On Building Services Ltd. is inactive. See Item 10.I (a) below.
  - We are the beneficial owners of 100 preference shares and 156 ordinary shares in Rose Electrical Services (Contractors) Limited, a company incorporated in England. Noga Electrotechnica Ltd. is the beneficial owner of an identical quantity of shares of both classes. The shares give each of us 26.5% of the voting power, together 53%. See Item 10.I (b) below.
  - We are the beneficial owners of 51% of the shares in an inactive Israeli company, Netherland-Israel Traffic Systems Ltd., and are in the process of acquiring the remaining 50%. See Item 10.I (c) below.
  - We are the beneficial owners of 50% of the shares in the inactive Israeli company, Noga Point Ltd. See Item 10.I (d) below.
  - We are the beneficial owners of 90% of the shares in the inactive Israeli company, Z. A. R. Infrastructures Ltd. See Item 10.I (e) below.
  - We are the beneficial owners of 100% of the shares in the inactive Israeli company, Rakefet Hasela – Groundwork and Development Ltd. See Item 10.I (f) below.
  - We are a fifty percent partner in an Israeli partnership known as Noga Electrical Lines. The other partner is Noga Electrotechnica Ltd. See Item 10.1(g) below.
  - We are a fifty percent partner in an Israeli partnership known as Menora Noga Tunnels. The other partner is the unrelated company Menora Izo Aharon. See Item 10.1(h) below.

- In addition to ourselves, Noga Electrotechnica Ltd. has several subsidiaries, which we describe as sister companies.

- It is beneficial owner of 51% of the shares in Grupper-Koren Ltd., a company incorporated in Israel, which has its own subsidiaries. See Item 4.A.2 above.
- It is beneficial owner of approximately 74% of the shares in Noga Investments in Technologies Ltd. It is a public company incorporated in Israel, whose shares are listed on the Tel-Aviv Stock Exchange Ltd. Noga Investments in Technologies Ltd. invests in hi-tech ventures and companies unrelated to our business.
- It is beneficial owner of 51% of the shares in Noga Electrotechnica Real Estate (1994) Ltd., a company incorporated in Israel. 39% of the remaining shares are owned by Grupper-Koren Ltd., and 5% each by two senior employees of Noga Electrotechnica Ltd. For a discussion of the plan to spin-off the real estate holdings of the group into Noga Electrotechnica Real Estate (1994) Ltd., see Item 15 below - "Recent Developments".
- It is beneficial owner of 50% of the shares in Noga-On Building Services Ltd. See above and Item 10.I (a) below.
- It is beneficial owner of 100 preference shares and 156 ordinary shares in Rose Electrical Services (Contractors) Limited. See above and Item 10.I (b) below.

Item 4.D Property, plants and equipment

As a contracting company, we do not manufacture products. We do not need or have plants. Other than the computers and software, used for managing our business, and the equipment used by our employees on projects, we do not need or have equipment. Our material tangible fixed assets consist of offices, storage facilities (warehouses) and real estate that we acquired as a condition for receiving contracts to perform projects. All of our assets, tangible, intangible, fixed and moveable, are subject to floating charges that we granted to our bankers to secure fulfillment of our obligations to them. For an explanation of floating charges, please see Item 10.C below.

- *Offices and warehouses (storage facilities)*:
  - Our principal executive offices are located at 6 Hazoran Street, South Netanya Industrial Zone, Israel. The mailing address is P. O. Box 8471, Postal Code 42504.
  - We purchased this property from Ram Pituach Drom Netanya Ltd. on May 5, 1998 for NIS4,108,000 (US$988,000) approximately 9,500 square feet of office space in an office building in the southern part of Netanya. As of December 31, 1999 we had paid the full price, which was financed to the extent of NIS 1,917,000 (US$ 461,000) by a long term loan due in March 2000, and the balance out of working capital. We own this property together with Noga Electrotechnica Ltd. and we share the offices with Noga Electrotechnica Ltd. and our other subsidiaries as well as the subsidiaries of Noga Electrotechnica Ltd. The total area of the offices is approximately 15,400 square feet.
  - We lease a facility located at 11 Beit Hadfus Street, Givat Shaul, Jerusalem, Israel. Such facility extends over approximately 500 square feet. The lease expires on August 1, 2001. The rent expense for the year ended December 31, 2000 on the current facility was approximately NIS 3,135 (US$754) per month. The rent is adjusted annually based upon changes in the Israeli consumer price index.

- We share the storage facilities with Noga Electrotechnica Ltd. and other companies in the group.

- *Investment properties, including real estate that we acquired as a condition for receiving contracts to perform projects (See "Risk Factors – We have investments in real estate in Israel" and Item 15. "Recent Developments")*:

- In 1999 we purchased approximately 50% of a shopping mall in Netanya, for a price of NIS11,287,000 (approximately US$2,717,794). In 2001, we sold it back to the original seller for the same price.
- In 1998 we purchased, as an investment, two apartments forming part of a project in Yafo (a part of the city of Tel-Aviv), for a total price of NIS 2,600,000 (US$ 625,000). The address in Yafo of the project is 2 Pinat Derech Shlomo, Yafo. As of December 31, 2000 we had paid NIS 2,000,000 (approximately US$ 470,000). One of the apartments was sold in 1999 for NIS 1,700,000 (approximately US$ 412,000 at the time of the sale).

At present, there are no environmental issues affecting our use of these assets.

At present, our offices and warehouses meet our requirements and we have no plans to construct additional offices or warehouses or to expand them.

Item 4.E. Insurance

We maintain insurance in amounts and on terms that we believe to be customary in the industry, including contractor's liability insurance for each individual project in an amount equal to the gross value of the project, employer's insurance in the amount of NIS 5,000,000 (US$1,202,000), and insurance of equipment and vehicles for their value. Although insurance coverage is generally available in Israel, there can be no assurance that any or all of such policies will continue to be available on terms reasonable to us or at all.

Item. 5 Operating and Financial Review and Prospects

Item 5.A. Introduction

In accordance with I-GAAP, we recognize revenues on each contract on the basis of percentage of completion method. Revenues in respect of work performed are included based on billings approved by the customer or on engineering estimates of the work performed. A provision for anticipated losses is made during the period when these losses become evident.

At December 31, 2000, we had total shareholders' equity, in accordance with I-GAAP, of NIS 55,437,000 (US$13,711,000).

The currency of the primary economic environment in which we operate is the New Israeli Shekel ("NIS"). We maintain our accounts and present our financial statements in NIS. All NIS amounts reflect the historical amounts adjusted for changes in the general purchasing power of NIS as measured by changes in the Israeli consumer price index and compiled in the manner explained in Note 2A to our Consolidated Financial Statements. For convenience purposes, the financial data presented herein have been translated into U.S. dollars using the representative exchange rate at December 31, 2000 of NIS 4.04 = US$1.00.

We have been engaged in a program of internal growth as a result of which we have succeeded in increasing our revenues from NIS 130,445,000 (US$31,115,000) for the year ended December 31, 1999, to NIS 154,945,000 (US$31,343,000) for the year ended December 31, 2000. We try to achieve growth by being awarded an increased number of and higher value of government contracts and by obtaining larger and more complex commercial projects.

As described in Item 4.A.2 – "Important events in our development", the Reorganization between Noga Electrotechnica Ltd., and us, effective January 1, 1998, was an event which changed the nature, scope and size of our business. Our business and

operations and our financial position, will continue to reflect the results of the Reorganization. The following is a summary description of the Reorganization. You should also refer to Item 4.A.2.

- The Reorganization was implemented as a tax-exempt transaction under section 104A of the Israeli Income Tax Ordinance. The income authorities of Israel approved it, effective January 1, 1998. This tax-exemption imposed some restrictions in the first two years after the Reorganization. These restrictions included limitations on the sale of assets (including goodwill), which were owned by Noga Electrotechnica Ltd. before the Reorganization and limitations regarding the reduction of the ownership of controlling shareholders. Noncompliance with these restrictions would have resulted in Noga Electrotechnica Ltd. being subject to income tax on its deemed gain from the transfer of goodwill to us. We believe that there was no noncompliance during the two-year period of restrictions that ended on December 31, 1999.

- As part of the Reorganization, the benefits from and liabilities for any claims existing by or against Noga Electrotechnica Ltd. on December 31, 1998 which related to activities transferred to us, continue to be held by Noga Electrotechnica Ltd., and Noga Electrotechnica Ltd. is obligated to indemnify us with respect to all such claims, other than claims with respect to quality, inspection and completion of work, relating to the activities transferred to us. We will bear the liabilities for those activities. Accordingly, we have not recorded any accrual in our financial statements in respect of any claims existing by, or against Noga Electrotechnica Ltd. as of December 31, 1998. We will receive the benefits and bear the liabilities with respect to all legal proceedings related to the activities transferred to us, which are commenced on or after October 1, 1998. See Note 15A to the Financial Statements.

- As part of the Reorganization, Noga Electrotechnica Ltd. transferred to us for no consideration on September 10, 1998, a 51% interest in Netherland-Israel Traffic Systems Ltd. The remaining 49% is in the process of being transferred by to us by B. V. Nederland-Haarlem, a Dutch company. At the same time, Noga Electrotechnica Ltd. also transferred to us for no consideration a 50% interest in Noga Point Ltd. Both Netherland-Israel Traffic Systems Ltd. and Noga Point Ltd. are inactive companies. On September 10, 1998, as part of the Reorganization, we transferred to Noga Electrotechnica Ltd. at net book value, all of our holdings in Z.A.R. Infrastructures Ltd. However, the shares in Z.A.R. Infrastructures Ltd. have been transferred to us and at present we own 90% of those shares. On October 29, 1998, we transferred to Noga Electrotechnica Ltd., at carrying value, our holdings (30%) in Rakefet Hasela - Groundwork and Development Ltd., which had an accumulated deficit and effectively ceased to operate. However, in 1998 Noga Electrotechnica Ltd transferred the said 30% holding in Rakefet Hasela - Groundwork and Development Ltd. back to us, and, effective October 1, 1998, we also acquired, for no consideration, the remaining 70% of the outstanding shares in the Rakefet Hasela Groundwork and Development Ltd. When Z.A.R. Industries Ltd. and Rakefet Hasela Groundwork and Development Ltd. were active companies, both were engaged in land work projects, were separately managed, and had no facilities in common with us. After the transfer of these holdings to Noga Electrotechnica Ltd., there are no material commitments, guarantees, or contingent liabilities between these companies and us. In the year ended December 31, 1999, we acquired an additional 60% of Z.A.R. Infrastructures Ltd., in consideration for a loan in the sum of NIS700,000 (US$168,553). We now own 90% of Z.A.R. Infrastructures Ltd. See generally Item 4.C – Organizational Structure" and Item 10.I – "Subsidiary Information".

- As part of the Reorganization as modified by a decision of our board of directors, Noga Electrotechnica Ltd. pays us a management fee equal to 5% of the turnover of the electrical panels manufacturing operation of Noga Electrotechnica Ltd., and 7.5% of Noga Electrotechnica Ltd's revenues from contracting activities. These payments are for administrative, accounting, and secretarial services and office space that we provide to Noga Electrotechnica Ltd., plus minor additional costs such as for electricity and telephone service, when applicable. We purchase electrical circuit

boards from Noga Electrotechnica Ltd. We believe that the transactions between Noga Electrotechnica Ltd. and us are on terms no less favorable to us than would be obtainable in similar transactions with unaffiliated third parties. See Item 4 – "Information on the Company".

- Since the Reorganization, approximately 10 of Noga Electrotechnica Ltd's employees, including Itzhak Goldenberg, the Chairman of Noga Electrotechnica Ltd., who an interested party, and other executive officers of Noga Electrotechnica Ltd., are employed and paid solely by us as part of the Reorganization. Itzhak Goldenberg, our Co-Chairman of the Board of directors, Co-President, and Co-Chief Executive Officer and Co-Chief Operating Officer, continues to serve as the Chairman of the Board of directors of Noga Electrotechnica Ltd. As a result of Itzhak Goldenberg's positions both with us and with Noga Electrotechnica Ltd., he may be deemed to have a conflict of interest in the execution of his duties to the two corporations. Since the merger between Noga Electrotechnica Ltd. and A. A. Metals (1985) Ltd., Eli Uzan, a director and the Chief Executive Officer and Chief Operating Officer of Noga Electrotechnica Ltd., and also an interested party, is also employed and paid solely by us. He may also be deemed to have a conflict of interest in the execution of his duties to the two corporations. There can be no assurance that any such conflicts will be resolved in our favor. The terms of the Reorganization agreement do not obligate the parties thereto to indemnify one another.

- We believe that the terms of the Reorganization were no less favorable to us than would be obtainable in similar transactions with unaffiliated third parties.

Item 5.B Results of Operations

The following table sets forth for the periods indicated certain line items from our statement of operations expressed as a percentage of our revenues:

	1996	1997	1998	1999	2000
Revenues	100%	100%	100%	100%	100%
Cost of Revenues	87	86	85	86	83.3
Gross Profit	13	14	15	14	16.7
General and Administrative Expenses, Net	9	8	7	7	6.7
Operating Income (loss)	4	6	8	7	10
Other expenses (income)	-	-	-	-	0.8
Financing Expenses, Net	2.4	1	1	0.6	3
Income (loss) before income taxes	1.6	5	7	6.4	6.2
Income Taxes	0	0	0	2.2	2
Net Income (loss)	1.6	5	7	4.2	4.2

Years Ended December 31, 1999 and December 31, 2000

Revenues. Revenues increased by NIS 24,500,000 (US$6,064,000), or approximately 19% to NIS 154,945,000 (US$38,352,000) for the year ended December 31, 2000, as compared to NIS 130,445,000 (US$32,288,000) for the year ended December 31, 1999.

Gross Profit. Gross profit increased and for the year ended December 31, 2000 was NIS 25,772,000 (US$6,377,665), representing 16.7% of revenues, as compared to NIS 17,704,000 (US$4,381,000) for the year ended December 31, 1999, representing 15% of revenues. The increase in gross profit was due to the increase in revenues, while the percentage increase was due to the higher rate of gross profit achieved on a project for the Amdocs company in Raanana, Israel.

Cost of Revenues. Cost of revenues for the year ended December 31, 2000

was NIS129,173,000 (US$31,966,000), representing 83.3% of revenues during such period, as compared to NIS112,743,000 (US$27,906,000), representing 86% of revenues, during the year ended December 31, 1999.

General and Administrative Expenses. General and administrative expenses increased by NIS978,000 (US$242,000), or approximately 6.7%, to NIS10,682,000 (US$2,643,000) for the year ended December 31, 2000, as compared to NIS 9,704,000 (US$2,403,000) for the year ended December 31, 1999. Such increase is primarily attributable to, among other things, the expenses required to achieve the increase in revenues.

Operating Income. Operating income increased by NIS7,092,000 (US$1,755,000), or approximately 89%, to NIS10,682,000 (US$2,643,000) for the year ended December 31, 2000, as compared to NIS7,998,000 (US$1,978,000) for the year ended December 31, 1999. Such increase is attributable to the increase in revenues and gross profit, partially offset by the increase in general and administrative expenses.

Financing Expenses, Net. Financing expenses, net, increased by NIS3,065,000 (US$759,000), or approximately 21%, to NIS3,717,000 (US$920,000) for the year ended December 31, 2000, from NIS652,000 (US$162,000) for the year ended December 31, 1999. Such increase is primarily attributable to the loss in the NIS value of deposits in US$, due to the decrease in the exchange rate between the US$ and the NIS in the year 2000, and to the increase in real interest rates on credits from banks due to the relatively high rate of nominal interest as compared with the low rate of inflation in Israel.

Years Ended December 31, 1999 and December 31, 1998

Revenues. Revenues decreased by NIS3,928,000 (US$972,000), or approximately 3%, to NIS130,445,000 (US$32,288,000) for the year ended December 31, 1999, as compared to NIS134,373,000 (US$33,260,000) for the year ended December 31, 1998.

Cost of Revenues. Cost of revenues for the year ended December 31, 1999 was NIS112,743,000 (US$27,906,000), representing 85% of revenues during such period, as compared to NIS116,049,000 (US$28,725,000), representing 86% of revenues, during the year ended December 31, 1998.

Gross Profit. Gross profit decreased for the year ended December 31, 1999 and was NIS17,702,000 (US$4,381,000), representing 14% of revenues, as compared to NIS18,324,000 (US$4,535,000) for the year ended December 31, 1998, representing 15% of revenues. The decrease in gross profit was due to the decrease in revenues, while the percentage decrease was due to the lower rate of gross profit achieved on the project in England, primarily as a result of the cost involved in organizing and carrying out operations in England for the first time.

General and Administrative Expenses. General and administrative expenses increased by NIS537,000 (US$132,000), or approximately 6%, to NIS9,704,000 (US$2,402,000) for the year ended December 31, 1999, as compared to NIS9,167,000 (US$2,269,000) for the year ended December 31, 1998. Such decrease is primarily attributable, among other things, to delays in the implementation of measures designed to increase efficiency and curtail expenses.

Operating Income. Operating income decreased by NIS1,159,000 (US$287,000), or approximately 14.5%, to NIS7,998,000 (US$1,979,000), for the year ended December 31, 1999, as compared to NIS9,157,000 (US$2,266,000), for the year ended December 31, 1998. Such decrease is attributable to the aforementioned decrease in revenues and increase in general and administrative expenses.

Financing Expenses, Net. Financing expenses, net, increased by NIS85,000 (US$21,000), or approximately 15%, to NIS652,000 (US$161,000) for the year ended

December 31, 1999, from NIS567,000 (US$140,000) for the year ended December 31, 1998. Such decrease is primarily attributable to the decrease in profits resulting from stock appreciation by NIS1,586,000 (US$392,000) to NIS1,635,000 (US$404,000) for the year ended December 31, 1999, as compared to NIS49,000 (US$12,000) for the year ended December 31, 1998, which was partially offset by a decrease in interest expenses by NIS1,549,000 (US$383,000) to NIS1,651,000 (US$408,000) during the year ended December 31, 1999 as compared to NIS102,000 (US$25,000) for the year ended December 31, 1998.

Operating Activities

For the year ended December 31, 2000, cash flows used in operating activities were approximately NIS13,416,000 (US$3,242,000) and net income was approximately NIS4,870,000 (US$1,173,000). The primary changes in our operating activities from December 31, 1999 to December 31, 2000 were: (A)(i) an increase in trade receivables by approximately NIS17,421,000 (US$4,195,000), or 43%, to NIS40,090,000 (US$9,653,000) at December 31, 2000, as compared to NIS24,237,000 (US$5,835,000) at December 31, 1999; and (ii) a decrease in inventories by approximately NIS9,782,000 (US$2,355,000), to NIS1,007,000 (US$242,000) at December 31, 2000, as compared to NIS5,007,000 (US$1,206,000) at December 31, 1999; offset in part by: (B) (i) an increase in trade payables and other accounts payable by approximately NIS 1,025,000 (US$247,000), or 5%, to NIS22,403,000 (US$5,394,000) at December 31, 2000, as compared to NIS21,378,000 (US$5,148,000) at December 31, 1999, due to an increase in our revenues for the period, and (ii) an increase in other receivables by approximately NIS1,401,000 (US$337,000), or 101%, to NIS2,786,000 (US$671,000) at December 31, 2000, as compared to NIS1,385,000 (US$333,000) at December 31, 1999.

For the year ended December 31, 2000, cash flows used in operating activities were approximately NIS13,580,000 (US$3,270,000) and net income was approximately NIS5,575,000 (US$1,342,000). The primary changes in our operating activities from December 31, 1999 to December 31, 2000 were: (A)(i) a decrease in trade receivables by approximately NIS400,000 (US$96,000), to NIS24,232,000 (US$5,835,000) at December 31, 2000, as compared to NIS24,632,000 (US$5,931,000) at December 31, 1999; and (ii) an increase in inventories by approximately NIS1,060,000 (US$255,000), to NIS5,007,000 (US$1,206,000) at December 31, 2000, as compared to NIS3,947,000 (US$950,000) at December 31, 1999 due to the start-up of a number of large scale projects during the last quarter of 2000 which necessitated significant increases in initial purchases of supplies, offset in part by (B) an increase in trade payables by approximately NIS3,753,000 (US$904,000), to NIS16,270,000 (US$3,918,000) at December 31, 2000, as compared to NIS12,517,000 (US$3,014,000) at December 31, 1999, due to an increase in our revenues for the period.

Investing Activities

For the year ended December 31, 2000, cash provided by investing activities was NIS8,065,000 (US$1,931,000), consisting primarily of acquisitions of property. For the year ended December 31, 2000, cash used in investing activities was NIS13,288,000 (US$3,200,000). For the year ended December 31, 1999, cash provided by investing activities was NIS3,583,000 (US$863,000).

In the second quarter of 1998, we entered into an agreement with one of our suppliers, to acquire 100% of the shares of two electrical contracting companies in Israel. The purchase price is NIS 2,300,000 (US$550,000) payable over 18 months. The purchase contract obliges the seller to ensure that all of the assets of the acquired companies will be free and clear of any claims, liens, mortgages and third party rights. As of the date of the financial statements, the aforementioned conditions have not been met, and the full amount of the acquisition has not yet been recorded. Through December 31, 2000, we have paid NIS1,210,000 (approximately US$290,000), of which NIS743,000 was allocated to motor vehicles that are currently used by us and accordingly are presented in fixed assets.

In the second quarter of 1998, Noga Electrotechnica Ltd. entered into an agreement with a third party for the performance by us and by Noga Electrotechnica Ltd. of

electrical, plumbing, air-conditioning and other contracting projects in the approximate amount of US$26,000,000 over a period of three years. We will perform only the electrical portions of the contact. As part of the agreement, we and Noga Electrotechnica Ltd. have undertaken to purchase real estate from the other party for approximately US$4,500,000. Through December 31, 2000 we paid approximately US$2,000,000 on account of the purchase price.

The merger between Noga Electrotechnica Ltd. and A. A. Metals (1985) Ltd., which was a contracting company operating in the fields of air conditioning, sanitary installations, heating, manufacture of metal framing and channels and construction, became effective retroactively to December 31, 1998. Since the merger we and the merged company are in a position to offer customers all inclusive packages of our electro-mechanical work, as well as air conditioning, sanitary installation and heating work, metal framing and channels, and electrical panels manufactured by Noga Electrotechnica Ltd. This creates the possibility of increasing our revenues and profits and those of the group and efficiency.

Financing Activities

For the year ended December 31, 2000, cash provided by financing activities was NIS14,933,000 (US$3,597,000), primarily from short-term bank credits. For the year ended December 31, 1999, cash provided by financing activities was NIS27,615,000 (US$6,645,000), primarily from short-term bank credit. For the year ended December 31, 2000, cash used in financing activities was NIS3,302,000 (US$795,000).

We have credit and overdraft facilities totaling NIS23,823,000 (US$5,736,000) with Bank Hamizrahi, Bank Hapoalim, and Bank Igud, pursuant to which we may from time to time draw funds. Such funds accrue interest at a NIS-linked rate equal to approximately 11.2% to 13.2% per annum. At December 31, 2000, the outstanding balance under such facilities was NIS11,000,000 (US$2,644,000).

We have granted to Bank Hamizrahi, Bank Hapoalim, and Bank Igud fixed and floating liens in an unlimited amount on our assets, including goodwill, share capital, fixed assets, notes, checks receivable deposited with banks, inventories, and insurance rights in order to secure our liabilities thereto. As of December 31, 2000, such liabilities totaled approximately NIS11,000,000 (US$2,644,000). (For an explanation of "floating charges" see Item 10.C below.)

Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets

For many years before 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation has been significantly reduced and the rate of devaluation has been substantially diminished. For the year 2000, the rate of inflation as 0%. During 1993 and 1994, the U.S. dollar declined in value relative to major world currencies. Because governmental policies in Israel linked exchange rates to a weighted basket of foreign currencies, the exchange rate between the NIS and the U.S. dollar remained more stable than in prior years.

The dollar cost of our operations in Israel is influenced by the extent to which an increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the dollar. Inflation in Israel will have a negative effect on the profitability to us of sales under which we is to receive payment in dollars or other foreign currencies, unless such inflation is offset by a devaluation of the NIS. Inflation in Israel and currency fluctuations may have a negative effect on the profitability of fixed price sales under which we are to receive payment in unlinked NIS. See Item 3.B – "Exchange Rates", and Item 16 – "Conditions in Israel".

A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any assets of ours, which consists of NIS or accounts payable in NIS (unless such account payable is linked to the dollar). Conversely, any increase in the

value of the NIS in relation to the dollar will have the opposite effect. We occasionally utilize currency hedging instruments.

Item 5.C Liquidity and Capital Resources

We had working capital of NIS21,956,000 (US$5,287,000), NIS26,810,000 (US$6,456,000), at December 31, 2000 and 1999, respectively.

Item 5.D Research and development, patents and licenses, etc.

We are a contracting company and we normally do our work in accordance with the specifications that are stipulated in the contracts. Therefore, we do not carry out research and development work. We do not hold patents or licenses. We do try to keep up to date with developments in order to make suggestions to our customers.

Item 5.E Trend information.

Demand in Israel for real estate, especially office buildings, hi-tech facilities and shopping centers has been strong during most of the past 3 years. However, since the latter part of 2000 a degree of recession has begun. At this time we cannot estimate the extent of this recession or whether it will have an impact on us. As of the date of this Annual Report, we and our parent company, Noga Electrotechnica Ltd., have substantial backlogs of contracts being executed. Whether this trend continues depends on many factors, including the degree of strength of the Israeli economy, the strength of the hi-tech industries both in Israel and worldwide, the status of peace negotiations with the Palestinians and neighboring Arab countries, etc. We have no control over these factors.

Item 6. Directors, Senior Management and Employees

Item 6.A Directors and senior management

Item 6. A.1 Directors.

With the exception of the independent directors, each director is elected for a period of one year at our annual meeting of Shareholders and serves until the next such meeting and until his or her successor is duly elected and qualified. Directors may be re-elected annually without limitation. Officers are appointed by, and serve at the discretion of, the Board of directors. Our directors do not presently receive any compensation for their services as directors. On March 22, 1998, we established Audit and Compensation Committees. At the time of our initial public offering in January, 1998, First Asset Management, Inc., the underwriter, was granted the right, at its option, and for a period of three years from January 28, 1998, to designate one director to the Board, which director shall be reasonably acceptable to the Board. In April 1999, the underwriter waived this right and it was cancelled.

We set out below certain business experience of each of our directors and officers, based upon information provided by those individuals.

Itzhak Goldenberg: Itzhak Goldenberg was Chairman of our Board of directors and our President and Chief Executive Officer and Chief Operating Officer since July 1, 1993. Noga Electrotechnica Ltd., we that owns approximately 77% of our shares, merged with another company, A. A. Metals (1985) Ltd., effective December 1, 1998. Since the merger between Noga Electrotechnica Ltd., and A. A. Metals (1985) Ltd., Itzhak Goldenberg is our Co-President, Co-Chief Executive Officer and Co-Chief Operating Officer, together with Mr. Eli Uzan. Since April 1, 1993 and until the merger between Noga Electrotechnica Ltd. and A. A. Metals (1985) Ltd., Itzhak Goldenberg was Chairman of the Board of directors and

managing director of Noga Electrotechnica Ltd. Noga Electrotechnica Ltd. manufactures electric panel boards and does infrastructural contracting and engineering work. Since the merger, Eli Uzan is a director, Chief Executive Officer and Chief Operating Officer of Noga Electrotechnica Ltd. Itzhak Goldenberg is Chairman of the Board of directors of Noga Electrotechnica Ltd. He is a director, Chief Executive Officer and Chief Operating Officer of Noga Investments in Technologies Ltd., which is also a subsidiary of Noga Electrotechnica Ltd. From 1987 through July 1, 1993, Itzhak Goldenberg was managing director of Kavee Carmel Zafon (1987) Ltd., a company that was engaged in the excavation and construction of trenches and channels, the installation of electrical piping and cables, and related activities.

Eli Uzan. Before the merger between A. A. Metals (1985) Ltd. and Noga Electrotechnica Ltd., Eli Uzan was the President, Chief Executive Officer and Chief Operating Officer of A. A. Metals (1985) Ltd. Since the merger, Eli Uzan is one of our Directors. He is also our Co-President, Co-Chief Executive Officer and Co-Chief Operating Officer jointly with Itzhak Goldenberg. Since the merger between A. A. Metals (1985) Ltd. and Noga Electrotechnica Ltd., Eli Uzan is a director, Chief Executive Officer and Chief Operating Officer of Noga Electrotechnica Ltd. Goldenberg is managing director of that company. Eli Uzan is also Chairman of the Board of directors of Noga Investments in Technologies Ltd.

Hannah Goldenberg. Since July 1, 1993 Hannah Goldenberg is one of our directors and she has been our Personnel Manager since October 1, 1998. According to the terms of the Reorganization Agreement that we signed with Noga Electrotechnica Ltd. on October 1, 1998, Hannah Goldenberg gives her services to Noga Electrotechnica Ltd., on our behalf. From July 1, 1993 until October 1, 1998, Hannah Goldenberg was Personnel Manager of Noga Electrotechnica Ltd. Since July 1, 1993, Hannah Goldenberg is a Director of Noga Electrotechnica Ltd. From 1995 to September of 1998, Hannah Goldenberg was Chief Executive Officer of Noga Lease Ltd., a provider of credit services designed to facilitate the purchase of motor vehicles. Hannah Goldenberg is also a Director of Noga Investments in Technologies Ltd. From 1987 through July 1, 1993, Hannah Goldenberg was a Director, Executive Officer, and Personnel Manager of Kavee Carmel Zafon (1987) Ltd.

Devora Uzan. Before the merger between A. A. Metals (1985) Ltd. and Noga Electrotechnica Ltd., Devora Uzan was the Deputy CEO and Deputy COO of A. A. Metals. Since the merger, Devora Uzan is one of our directors and a director of Noga Electrotechnica Ltd. Devora Uzan is Vice President for ongoing operations of both companies. Devora Uzan is also a director of Noga Investments in Technologies Ltd.

Baruch Levi. Since January 1, 2000, Baruch Levi is one of our directors. He is not related by family or business with any of our controlling shareholders. He is a member of the audit committee and of the compensation committee of our board of directors. Baruch Levi has a high school graduation certificate. For more than the past 5 years, the primary employment of Baruch Levi is as a selling agent for the large Israeli firm of Lodgia Rottex. Baruch Levi is a director of Noga Investments in Technologies Ltd.

Independent Directors: We are incorporated in Israel and are subject to the provisions of the Companies Law, 5759-1999. The Companies Law provides that "publicly-held" Israeli companies are required to appoint at least two external directors. Because you are familiar with American terms, we refer to them as independent directors. The Companies Law details certain standards for independence of the independent directors. The independent directors must be residents of Israel and unaffiliated with us and our principal shareholders. They are entitled to obtain all information relating to a company's management and assets and to receive assistance, in special cases, from outside experts at our expense. The Companies Law imposes an obligation on the independent directors to report infringements of law and good business practice, and to report improper conduct, to the full board of directors and, in some cases, to the Israel Securities Authority. Under the Companies Law, any committee of the Board of directors must include at least one independent director. The Audit committee of the Board of directors must include all of and only the independent directors. The independent directors are appointed by a special majority of the shareholders for a term of three years and may be reappointed once only for an additional term of three years. After the first or second term, if any, as the case may be, an

independent director may not be employed by us or appointed as one of our officers (the term "officer" includes director) until two years have passed since the conclusion of the independent director's term in office as an independent director. We have two independent directors, Shaul Schneider and Moshe Aharoni.

Shaul Schneider. Since May 5, 1998, Shaul Schneider is one of our independent directors and a member of the audit committee and of the compensation committee of our board of directors. According to the Companies Law of Israel, the term used is "external director" and not "independent director". Shaul Schneider has a B.A. degree in political science. He is currently Deputy General Manager of Bezekal Communications Ltd. During the past five years, Shaul Schneider was an Advisor to the Minister of Communications of Israel and to the Deputy Mayor of the City of Jerusalem. He was also a member of the Supervisory Committee of the Postal Bank, a director and member of the audit committee of "ISSTA" Israeli Student Travel Association Ltd., Chairman of the Board of directors of Galshan Manpower Marketing Ltd., and a member of the executive committee of Akdemon Ltd.

Moshe Aharoni. Since October 31, 2000, Moshe Aharoni is one of our independent directors and a member of the audit committee and of the compensation committee of our board of directors.

Item 6.A.2 Senior management other than directors.

We are an Israeli company and are governed by the Israeli Companies Law, 5759-1999. The Israeli Companies Law uses the term "Officer" instead of "Senior Manager". It defines an "Officer" as "Director, General Manager, Chief Business Manager, Deputy General Manager, Vice General Manager, any person who holds a said position in we, even if he has a different title, and also any other manager who is directly subject to the General Manager". In order to make it easier for you to understand certain titles, we use terms that you are familiar with in the United States. We use the term "Chief Executive Officer" for "General Manager", and the term "Chief Operating Officer" for "Chief Business Manager". The "Chief Financial Officer" is included in the list because this person is directly subject to the General Manager.

Netzah Mashiah. Netzah Mashiah was appointed Deputy to the General Manager of Noga Electrotechnica Ltd. effective December 15, 2000. In that capacity he also serves as our Deputy to the General Manager. Before that, during a period of 1.25 years, he was General Manager of Solel Boneh Infrastructures Ltd. For two years before assuming that position he manager for northern district roads of Solel Boneh Ltd and prior thereto he held the rank of Colonel, head of the Technology and Logistics Branch, Maintenance Division, in the Israel Defense Forces. He holds a Masters degree in Civil Engineering.

Yishai Porath. Except for a short period in 2000, Yishai Porath has been our Chief Financial Officer from October 1, 1998. According to the terms of the Reorganization Agreement that we signed with Noga Electrotechnica Ltd. on October 1, 1998, Yishai Porath gives his services to Noga Electrotechnica Ltd., on our behalf. Yishai Porath was one of our directors from October 7, 1998 until April, 2000. Since June 1, 1994, except for a short period in 2000, Yishai Porath is Chief Financial Officer of Noga Electrotechnica Ltd. Yishai Porath is an accountant by training and has a Bachelor of Arts degree in economics. His previous work experience includes an internship from 1989 until 1990 with the Israeli accounting firm, Luboshitz Kasierer & Co., a member firm of Andersen Worldwide SC, and work as an accountant from 1990 until June, 1994 for Schwartz-Porath, a small Israeli accounting firm.

Item 6.B Interests of Board, Senior Management and Employees

Please see Item 7 – "Major Shareholders and Related Party Transactions.

Item 6.C Compensation.

The following table sets forth certain information with respect to the compensation paid to, or accrued by us for, Itzhak Goldenberg, Chairman of our Board of directors, Co-President and Co-Chief Executive Officer and Co-Chief Operating Officer, Eli Uzan, one of our directors, Co-President and Co-Chief Executive Officer and Co-Chief Operating Officer, Netzah Mashiah, Deputy President, and Devora Uzan, one of our directors and Vice President for *ongoing operations*, the three most highly compensated executive officers (the "Named Executive Officers") for the last fiscal year.

Name and Principal Position	Annual Compensation Year	Salary (1)	Bonus	Other Compensation (2)
Itzhak Goldenberg, Chairman of the Board of directors, Co-President and Co-Chief Executive Officer and Co-Chief Operating Officer	2000	US$ 356,000	US$ -	-
Eli Uzan, director, Co-President and Co-Chief Executive Officer and Co-Chief Operating Officer (3)	2000	US$ 265,000	US$ -	-
Devora Uzan, one of our directors and Vice President for *ongoing* operations	2000	US$ 265,000	US$ -	-

(1) Includes salary paid by Noga Electrotechnica Ltd., and other subsidiaries of Noga Electrotechnica Ltd.
(2) No options were granted to the named individuals during the year ended December 31, 2000.
(3) The salary of Eli Uzan is paid by Noga Electrotechnica Ltd and not by us.

Employment Agreements

Itzhak Goldenberg, Chairman of our Board of directors, Co-President and Co-Chief Executive Officer and Co-Chief Operating Officer, Eli Uzan, director, Co-President and Co-Chief Executive Officer and Co-Chief Operating Officer , Netzah Mashiah; Deputy to the Co-President, Eli Uzan, and Devora Uzan, one of our directors and Vice President for ongoing operations, each entered into an employment agreement (collectively, the "Employment Agreements") with us. Itzhak Goldenberg's agreement terminates on December 31, 2001. Itzhak Goldenberg and Eli Uzan have agreed that as of January 1, 2002. Itzhak Goldenberg will cease to be our Co-President and Co-Chief Executive Officer and Co-Chief Operating Officer, but he will continue to be Chairman of our Board of directors and Chairman of the board of directors of Noga Electrotechnica Ltd. At that time Eli Uzan will become our President, Chief Executive Officer and Chief Operating Officer. This change will be made in order to enable Itzhak Goldenberg to devote more of his time and efforts to another public company controlled by Noga Electrotechnica Ltd., named Noga Investments in Technologies Ltd., The terms of Itzhak Goldenberg's employment agreement will be determined at that time. Eli Uzan's Employment Agreement is for a term parallel with that of Itzhak Goldenberg's Employment Agreement. However, terms of his employment agreement, as amended from time to time, shall continue to be binding upon the parties as long as Eli Uzan continues to function as our President, Chief Executive Officer and Chief Operating Officer or a Director or of Noga Electrotechnica Ltd., Itzhak Goldenberg's current monthly base salary is NIS84,534 (US$20,355). Eli Uzan's current monthly base salary is NIS67,145 (US$16,168). Netzah Mashiah's current monthly base salary is NIS65,000 (US$15,651). Devora Uzan's current monthly base salary is NIS67,145 (US$16,168). The salaries of Itzhak Goldenberg, Eli Uzan, Netzah Mashiah and Devora Uzan, are adjusted on a monthly basis in accordance with any rise in the Israeli consumer price index (the base indexes are as of May 1993 (Itzhak Goldenberg), November 1998 (Eli Uzan and Devora Uzan), and December 2000 (Netzah Mashiah), as published on June 15, 1993 (Itzhak Goldenberg), December 15, 1998 (Eli and Devora Uzan), and January 15, 2001 (Netzah Mashiah), respectively). Yishai Porath is entitled to an annual bonus in the amount of 2.5% of our pre-tax consolidated profits.

Pursuant to the Reorganization agreement, all of Noga Electrotechnica Ltd's key employees and officers were transferred to us, including Itzhak Goldenberg, Yishai Porath and Hannah Goldenberg. We provide Noga Electrotechnica Ltd. with various administrative services and the rental of office space. For these services, Noga Electrotechnica Ltd. pays us 5% of Noga Electrotechnica Ltd's annual revenues from sales of electrical panels and 7.5% of its annual revenues from contracting work. For more information about the Reorganization, see 4.A.2 – "Information on the Company—History and development of the company—Important events in our development" and Item 5.A – Operating and Financial Review and Prospects—Introduction". The salary of Itzhak Goldenberg is paid entirely by us. The salaries of Eli Uzan and Devora Uzan are paid by Noga Electrotechnica Ltd. and not by us.

Item 6.D Board practices.

Our board of directors acts in accordance with the requirements of our Articles of Association, the Companies Law, 5759-1999, the Securities Law, 5728-1968, and the requirements of the Securities Exchange Act of 1934, the NASDAQ Stock Market and the Boston Stock Exchange. Our board of directors holds regular meetings whenever meetings are required. Meeting are held either at our principal executive offices in Netanya, Israel, or by conference calls, where each of the participants can hear the comments of all other participants. Our secretary attends all meetings of the board and prepares minutes of the meetings. Our external legal counsel, auditors and others attend the meetings whenever requested to do so.

1997 Stock Option Plan

Prior to our initial public offering in January, 1997, our Board of directors adopted the 1997 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides for the grant of options to purchase up to 135,000 Ordinary Shares to our employees, directors, and consultants. Under the terms of the Stock Option Plan, options are

granted to employees for no consideration, and are exercisable by the employees at a price equal to the fair market value underlying the options at the date of grant. Any taxes that may result from the grant of the options are to be paid by the employee. The Plan is administered by the Board of directors or by the Option Committee, which is a committee of the Board of directors, selected in accordance with the provisions of the Stock Option Plan and our Articles of Association. The Option Committee determines, among other things, the individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of Ordinary Shares issuable upon the exercise of each option, and the option exercise price.

The exercise price per Ordinary Share may not be less than the fair market value per Ordinary Share on the date the option is granted. No option may be transferred by an optionee other than by will or the laws of descent and distribution, and, during the lifetime of an optionee, the option will be exercisable only by the optionee, unless otherwise determined by the Board of directors or the Option Committee. In the event of termination of employment or engagement other than by death or disability, the optionee will have no more than three months after such termination during which the optionee shall be entitled to exercise the option, unless otherwise determined by the Board of directors or the Option Committee. Upon termination of employment or engagement of an optionee by reason of death or disability, such optionee's options remain exercisable for one year thereafter to the extent such options were exercisable on the date of such termination, unless otherwise determined by the Board of directors or the Option Committee. Options under the Plan must be issued within ten years from the effective date of the Plan and cannot be exercised more than five years from the date of grant.

In November, 1998, we granted to certain employees, options to purchase a total of 56,250 Ordinary Shares at an exercise price of US$1.50 per share. Upon exercise of any of the aforementioned options by the employees, we have undertaken to pay the employees US$2.00 per share for each option exercised. The options vest over a period of four years. Compensation cost of US$112,500 will be recorded by we over such period. Any income taxes to which the employees may be subject as a result of the grant or exercise of these options will be borne by the employees.

Item 6.E Employees.

As of December 31, 2000, we had a total of 74 full- or part-time employees in the following categories:

Position	Number
- General manager	1
- Deputy-general manager	1
- Branch managers	5
- Project managers	24
- Work managers	10
- Cost account department	11
- Accounting and administration departments	22
Total	74

We no longer have employees in England at Noga-On Building Services Ltd.

We believe that relations with our employees are good.

Israeli law, as well as orders of the Israeli Ministry of Labor and Welfare, contain provisions regarding conditions of employment, including, among others things, the length of the work day, minimum wages, insurance for work-related accidents, the determination of severance pay, and adjustments of wages in accordance with inflation. We generally provide our employees with benefits and working conditions above the required minimums. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is somewhat similar to the United States Social Security Administration. Since January 1, 1995, such amounts have included

payments for national health insurance. The payments to the National Insurance Institute are approximately 14.63% of wages, out of which we contribute 4.93% pursuant to Israeli law requirements. As an additional benefit to certain employees, we also contribute an amount equal to 7.5% of the employee's wages to "professional advancement" funds for managers, engineers, and others, and such employees contribute an additional 2.5% of their wages to such fund.

Until April 1998, most of the employees transferred to us from Noga Electrotechnica Ltd. pursuant to the Reorganization were insured as of the date of their employment in a basic or limited pension fund named "Mivtahim," and most of its other employees were insured in a comprehensive pension plan offered to construction workers named "Keren Poalei Habinyan." As of April 1998, most of the transferred employees who began working for us after January 1998 (approximately 20 employees), are insured through a Managers' Insurance Policy (known in Hebrew as "Bituach Menahalim") that offers a combination of pension plans, insurance in cases of death and injury, and retirement and severance pay benefits. We contribute an amount equal to 6.0% of an employee's gross salary to the Managers' Insurance Policy. An additional 5.5% is contributed by the employee. Ten percent comprises the pension component and up to 1.5% covers insurance for damages sustained by employees due to loss of work capability. We contribute an additional amount equal to 8.3% of the employee's gross salary for severance pay benefits.

Transferred employees who began working for us before January 1995, as well as seven employees who began working for we after January 1998, and who preferred to be insured through a basic or limited pension fund in "Mivtahim," are insured both through a basic or limited pension fund in Mivtahim with respect to their basic salary and through a managers' insurance policy with respect to salary components not included in their basic salary. All of our other employees, with the exception of officers, management personnel and employees who are insured through managers' insurance policies, 11 employees are insured through the "Keren Poalei Habinyan" comprehensive pension plan offered to construction workers.

Our obligations resulting from the termination of employer-employee relationships, are therefore mostly accounted for through allocations made on behalf of the employees to various compensation funds, pension funds, and insurance companies within the framework of Managers' Insurance Policies.

The wages of most of our employees are linked to a percentage of the Israeli standard of living as determined by periodic agreements between the Histadrut and the Israeli government.

Neither we nor any of our employees is a member of any employer's or workers union, and neither is a direct party to any collective bargaining agreements. Nevertheless, certain provisions of the Collective Bargaining Agreement, concerning workers in the field of construction and public works, signed between the Histadrut and The Center of Contractors' and Constructors' Associations in Israel, apply to the relations between the employees and we through Expansion Orders issued by the Minister of Labor.

Item 6.F **Share ownership.**

Please see Item 7.A – "Major Shareholders".

Item 7. Major Shareholders and Related Party Transactions

Item 7.A Major Shareholders

Our major shareholder is Noga Electrotechnica Ltd., which is the beneficial owner of approximately 77.4% of our issued and outstanding Ordinary Shares. The major shareholders of Noga Electrotechnica Ltd. are Itzhak Goldenberg, Hannah Goldenberg, Eli Uzan and Devora Uzan. Together they hold approximately 68% of the issued and outstanding Ordinary Shares in Noga Electrotechnica Ltd.

	Shares Beneficially Owned (1)	
Name of Beneficial Owner	**Number**	**Percent**
Itzhak Goldenberg (2)(3)(4)(6)	3,868,097	77.4
Yishai Porath (2)	8,386	-
Hannah Goldenberg (2)(3)(6)	3,868,097	77.4
Noga Electrotechnica Ltd. (2)(4)(6)	3,868,097	77.4
Eli Uzan (2)(3)(7)	3,868,097	77.4
Devora Uzan (2)(3)(7)	3,868,097	77.4
Directors and executive officers as a group (4 persons)	3,901,643	77.5

(1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

(2) The address of Yishai Porath is c/o Noga Electro-Mechanical Industries (1986) Ltd., 6 Hazoran St., South Netanya Industrial Zone (P. O. Box 8471, Postal Code 42504), Israel.

(3) The address of Itzhak Goldenberg, Hannah Goldenberg, Eli Uzan and Devora Uzan is c/o Noga Electro-Mechanical Industries (1986) Ltd., 6 Hazoran St., South Netanya Industrial Zone (P. O. Box 8471, Postal Code 42504), Israel

(4) The referenced individuals are husband and wife. Itzhak and Hannah Goldenberg hold in the aggregate approximately 34% of the outstanding capital stock of Noga Electrotechnica Ltd. and, accordingly, may be deemed to be the beneficial owners of all Ordinary Shares owned thereby.

(5) The address of Noga Electrotechnica Ltd. is 6 Hazoran St., South Netanya Industrial Zone (P. O. Box 8471, Postal Code 42504), Israel.

(6) Noga Electrotechnica Ltd. is the beneficial owner of 176,097 Warrants.

(7) The referenced individuals are husband and wife. Eli and Devora Uzan hold in the aggregate approximately 34% of the outstanding capital stock of Electrotechnica and, accordingly, may be deemed to be the beneficial owners of all Ordinary Shares owned thereby.

Item 7.B Related Party Transactions

Effective January 28, 1998, we issued 12,580 Ordinary Shares to Yishai Porath, our Chief Financial Officer, who will pay their par value. We will bear any tax liabilities that may result from this issue of Ordinary Shares. In 2000 Yishai Porath agreed to the transfer of 4,194 of these shares to Noga Electrotechnica Ltd.

Since the consummation of the Reorganization and pursuant to the terms thereof, Noga Electrotechnica Ltd. pays us a management fee equal to 5% of Noga Electrotechnica Ltd's revenues from its electrical panels manufacturing operations and 7.5% of the revenues from its contracting operations.

On January 17, 1995, we loaned to Itzhak Goldenberg a principal amount of NIS500,000 (US$120,000). The loan was ratified by the unanimous votes of the independent directors. Only the independent directors participated in such votes. The loan is indexed to the Israeli Consumer Price Index and bears interest at the rate of 3% per annum. The loan is to be repaid over a five-year period in monthly installments commencing on January 17, 1995. At December 31, 2000, the amount outstanding on the loan was NIS69,075 (US$ 16,632).

In the framework of the Reorganization, the benefits from and liabilities for any claims existing by or against Noga Electrotechnica Ltd. as of December 31, 1998 and which relate to activities transferred to us, continue to be held by Noga Electrotechnica Ltd., and Noga Electrotechnica Ltd. is obligated to indemnify us with respect to all such claims, other than claims with respect to quality, inspection and completion of work, relating to the activities transferred to us, the liabilities for which will be borne by us. Accordingly no accrual has been recorded in our financial statements in respect of any claims existing by, or against Noga Electrotechnica Ltd. as of December 31, 1998. We will receive the benefits and bear the liabilities with respect to all legal proceedings related to the activities transferred to us, which were commenced on or after October 1, 1998. For more information about the Reorganization, see 4.A.2 – "Information on the Company—History and development of the company—Important events in our development" and Item 5.A – Operating and Financial Review and Prospects—Introduction".

We believe that the aforementioned transactions were on terms no less favorable to us than would be obtainable in similar transactions with unaffiliated third parties. All future transactions and loans between us and our officers, directors and 5% shareholders will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of our independent disinterested directors.

For a description of the employment agreements between us and certain of the members of our management, see Item 6.C – "Interests of Board, Senior Management and Employees—Compensation—Employment Agreements".

Some senior personnel, including officers and directors, in some of the companies that are part of the group of companies headed by Noga Electrotechnica Ltd., are shareholders in those companies. Those companies do business with us. We believe that the Audit Committee of our Board of Directors and the operating rules that we have established are sufficient to ensure that transactions between us and those companies will be on terms no less favorable than could be obtained from unaffiliated third parties. When required those transactions will be reviewed and approved in advance by our audit Committee and, if necessary, by a majority of our independent disinterested directors.

Item 7.C Interest of experts and counsel

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore this item is not applicable.

Item 8. Financial Information

Item 8.A Background explanation and selected information

This section should be read in conjunction with our Consolidated Financial Statements and the Notes thereto, which form part of this Annual Report.

Our Consolidated Financial Statements have been prepared in accordance with Generally Accepted Accounting Practices in Israel ("I-GAAP"). I-GAAP, as applicable to our Consolidated Financial Statements, is, in all material respects, similar to Generally Accepted Accounting Practices in the United States ("US-GAAP"), except as explained in Note 24 to our Consolidated Financial Statements.

You should the read selected consolidated financial data together with Item 5 – of this Annual Report entitled "Operating and Financial Review and Prospects" and our Consolidated Financial Statements and the Notes thereto, which form part of this Annual Report.

Our Consolidated Financial Statements have been audited by Luboshitz, Kasierer, certified public accountants (Israel), a member firm of Arthur Andersen. Our Consolidated Financial Statements and the notes thereto as of the years ended December 31, 1999 and 2000 and for the three years ended December 31, 2000 are included in full as Item 18, in Part III of this Annual Report.

The following condensed statement of operations data for the years ended December 31, 1998, 1999 and 2000, and the selected balance sheet data at December 31, 1998, 1999 and 2000, are derived from our Consolidated Financial Statements and the Notes thereto, audited by Luboshitz, Kasierer, certified public accountants (Israel), a member firm of Arthur Andersen. Our Consolidated Financial Statements and the Notes thereto as of December 31, 1999 and 2000 and for the three years ended December 31, 2000 are included in full as Item 18, in Part III of this Annual Report. The selected consolidated financial data for the years ended as of December 31, 1996 and 1997 have been derived from audited financial statements not included in this Annual Report.

The following data should be read in conjunction with Item 5. "Operating and financial review and prospects" and our Consolidated Financial Statements and the Notes thereto, that are included in full at the end of this Annual Report, beginning on page F-1.

Other that the following tables, all information required by this item are found at the end of this Annual Report, beginning on page F-1, in Part III of this Annual Report.

Amounts in the following table are presented in accordance with I-GAAP

	In thousands of New Israel Shekels as at December 31,					December 31, 2000
						Convenience Translation to thousands of US$ (1)
Statement of Operations Data:	**1996**	**1997**	**1998**	**1999**	**2000**	**2000**
Revenues	93,498	101,637	134,373	130,445	154,945	38,343
Cost of revenues	80,506	86,695	116,049	112,743	129,173	31,966
General and administrative expenses, net	7,281	7,067	9,167	9,704	10,682	2,643
Operating Income	5,711	7,875	9,157	7,998	15,090	3,734
Other expenses (income)	-	-	14	118	973	241
Financial expenses (income), net	1,101	1,044	567	652	3,717	919
Income (loss) before income taxes	4,610	6,831	6,576	7,228	10,400	2,574
Income taxes	-	-	3,001	2,303	3,470	1,962
Net income (loss)	4,610	6,831	5,575	4,870	6,515	1,612
Net income (loss) per Ordinary Share	1.36	2.01	1.15	0.97	1.3	0.32
Minority interest	-	-	-	55	415	103
Weighted average number of Ordinary Shares used in computing diluted net profit (loss) per Ordinary Share	3,400,000	3,400,000	4,865,484	4,998,715	4,998,715	4,998,715

(1) See Note 2(C) of the Notes to our Consolidated Financial Statements.

Amounts in the following table are presented in accordance with I-GAAP

	In thousands of New Israel Shekels as at December 31,					December 31, 2000
						Convenience Translation to thousands of US$ (1)
Consolidated Balance Sheet Data:	1996	1997	1998	1999	2000	2000
Working capital	5,091	6,509	26,801	22,011	21,848	5,406
Cash and cash equivalents	3,571	34	27,946	21,394	26,467	6,550
Short-term investments	2,818	2,441	3,250	2,547	2,717	672
Long-term investments	2,815	2,336	3,300	5,822	6,991	1,730
Total assets	32,816	114,912	84,942	110,543	142,979	35,382
Short-term bank credits and loans	5,804	8,398	10,115	25,413	32,518	8,047
Long-term bank credits and loans	111	1,681	5,141	4,778	6,554	1,622
Shareholders equity	8,596	8,596	43,823	48,922	55,437	13,718

(1) See Note 2(C) of the Notes to our Consolidated Financial Statements.

Amounts in the following table are presented in accordance with US-GAAP

	In thousands of New Israel Shekels as at December 31,					December 31, 2000
						Convenience Translation to thousands of US$ (1)
Statement of Operations Data:	**1996**	**1997**	**1998**	**1999**	**2000**	**2000**
Revenues	93,498	101,637	134,373	105,928	152,243	37,684
Cost of revenues	80,506	86,695	116,049	91,917	127,376	31,529
General and administrative expenses, net	7,281	7,067	9,167	8,950	10,682	2,644
Operating Income	5,714	7,875	9,157	5,051	14,185	3,511
Other expenses (income)	-	-	14	118	973	241
Financial expenses (income), net	1,101	1,044	567	792	3,660	906
Income (loss) before income taxes	4,610	6,831	6,576	4,141	9,552	2,364
Income taxes	1,749	2,652	3,001	1,124	3,165	783
Net income (loss)	2,861	4,178	5,575	4,870	6,515	1,612
Net income (loss) per Ordinary Share	0.836	1.232	1.15			
Minority interest	-	-	-	55	415	103
The Company's share of the earnings of an affiliated company	-	-	-	1,908	543	134
Weighted average number of Ordinary Shares used in computing diluted net profit (loss) per Ordinary Share	3,400,000	3,400,000	4,865,434	4,998,715	4,998,715	4,998,715
(1) See Note 2(C) of the Notes to our Consolidated Financial Statements.						

Amounts in the following table are presented in accordance with US-GAAP

	In thousands of New Israel Shekels as at December 31,					December 31, 2000
						Convenience Translation to thousands of US$ (1)
Consolidated Balance Sheet Data:	**1996**	**1997**	**1998**	**1999**	**2000**	**2000**
Working capital	5,091	6,509	26,810	14,760	21,596	5,346
Cash and cash equivalents	3,571	34	27,946	21,394	26,467	6,550
Short-term investments	2,818	2,441	3,250	2,547	2,717	672
Long-term investments	932	451	1,414	5,822	6,991	1,730
Total assets	33,223	43,952	79,445	97,275	140,132	34,159
Short-term bank credits and loans	5,804	8,398	10,115	23,078	32,368	8,079
Long-term bank credits and loans	111	1,081	5,141	4,776	6,554	1,622
Shareholders equity	9,336	13,878	41,938	48,922	55,437	13,717

(1) See Note 2(C) of the Notes to our Consolidated Financial Statements.

Item 8.B Unaudited financial statements

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore this item is not applicable.

Item 8.C Export Sales: We are not exporters.

Item 8.D Legal Proceedings

We are not currently a party to any litigation the adverse determination of which is expected to have a material adverse effect on us. See Note 15A of the Notes to our Consolidated Financial Statements.

Item 8.E Dividend Policy: See Item 10.F – "Dividends and paying agents".

Item 8.F Significant changes

No significant change has occurred since December 31, 2000, the date of our Consolidated Financial Statements that are included in full at the end of this Annual Report, beginning on page F-1.

Item 9. The Offer and Listing

Item 9.A. Pricing Information

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore this item is not applicable.

Item 9.B Share history

We issued our Ordinary Shares and Warrants to the public on January 28, 1998. Therefore, the following information relates only to the three years, 1998, 1999 and 2000 and to part of the first quarter of 2001. Our Ordinary Shares and Warrants are traded on the NASDAQ SmallCap™ Market. They are not traded in Israel, our host country. The following are the closing prices.

	Ordinary Shares		**Warrants**	
Period – year (1) ended December 31,	1998	1999	1998	1999
Annual high	4.375	2.188	0.750	0.313
Annual low	0.844	0.688	0.125	0.031
Quarter ended March 31,	1999	2000	1999	2000
Quarter high	1.438	7.344	0.156	2.063
Quarter low	0.750	1.500	0.063	0.156
Quarter ended June 30,	1999	2000	1999	2000
Quarter high	1.438	3.000	0.188	0.688
Quarter low	0.750	1.750	0.031	0.313
Quarter ended September 30,	1999	2000	1999	2000
Quarter high	1.625	2.063	0.219	0.500
Quarter low	0.813	1.313	0.063	0.250
Quarter ended December 31,	1999	2000	1999	2000
Quarter high	2.250	1.875	0.313	0.250
Quarter low	1.406	0.813	0.063	0.063
Quarter ended March 31,	2001		2001	
Quarter high	1.063		0.210	
Quarter low	0.813		0.060	
Partial quarter ended May 31,	2001		2001	
Quarter high	1.000		0.156	
Quarter low	0.820		0.063	

(1) Trading began on January 28, 1998.

Item 9.C Form of securities and restrictions on transferability

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore this item is not applicable.

Item 9.D Plan of distribution

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore this item is not applicable.

Item 9.E Markets

Our Ordinary Shares and Warrants are traded on the NASDAQ SmallCap™ Market.. They are also listed on The Boston Stock Exchange. However, as far as we know, they are almost never traded on The Boston Stock Exchange.

Item 9.F Selling shareholders

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore this item is not applicable.

Item 9.G Dilution

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore this item is not applicable.

Item 9.H Expenses of the issue

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore this item is not applicable.

Item 10. Additional Information

Item 10.A. Share capital.

Our authorized share capital is NIS 200,000.00 divided into 20,000,000 Ordinary Shares of a nominal (par) value of NIS 0.01 each. Out of the authorized share capital we have issued 4,998,715 Ordinary Shares, including 1,560,975 Ordinary Shares that we issued on February 2, 1998 in our initial public offering in accordance with our prospectus dated January 28, 1998.

In the framework of our initial public offering in January, 1998, we issued 1,560,975 Redeemable Warrants at a price of US$ 0.125 per warrant. Noga Electrotechnica Ltd. purchased 10% of the Redeemable Warrants. Each Redeemable Warrant entitles the holder to purchase one Ordinary Share at an exercise price of US$5.00 per Ordinary Share (subject to adjustments), during the period commencing January 28, 1999, or earlier with the consent of First Asset Management, Inc., the Representative of the underwriters (the "Representative"), and terminating on January 28, 2003. The Redeemable Warrants are redeemable, in whole, at our option, at a price of US$ 0.10 per Redeemable Warrant, commencing on January 28, 1999 (or earlier with the consent of the Representative) provided that the price of the Ordinary Shares for a certain period has been at least US$7.50 per Ordinary Share (subject to adjustments).

We also issued warrants to First Asset Management, Inc., the Representative, which entitled First Asset Management, Inc. to purchase up to 156,098 Ordinary shares and 156,098 warrants (substantially identical to the Redeemable Warrants) to purchase up to an additional 156,098 Ordinary shares at an exercise price of U.S.$7.75 per share and U.S.$0.19375 per warrant. The Representative's warrants were exercisable until January 2003. In April 1999, First Asset Management, Inc. waived its rights to purchase the said Ordinary Shares and Redeemable Warrants.

Please see Item 7. A. for a description of our major shareholders.

Item 10.B. Memorandum and Articles of Association.

Our Memorandum of Association and Articles of Association are in the standard forms used for public companies in Israel. Both of them can be seen both at our principal executive offices and in our file at the Securities Exchange Commission (Registrant

No. 333-7782) We have not changed our Memorandum of Incorporation or Articles of Incorporation since they were filed at the Securities Exchange Commission before our initial public offering in January 1998.

We were incorporated in Israel in 1986 when the law that governed Israeli companies as the Companies Ordinance (New Version), 5753-1983. On April 19, 1999, the Knesset, Israel's parliament or legislature, adopted the Companies Law, 5759-1999, most of the provisions of which went into effect on February 1, 2000 and replaced most of the provisions of the Companies Ordinance (New Version), 5753-1983. We have not amended our Articles of Association to make them conform to the provisions of the Companies Law, 5759-1999. However, many of those provisions are mandatory and govern us and all other Israeli companies, even if their Articles of Association have not been amended. We wish to bring to the attention of our shareholders, certain matters as they apply as a result of the adoption of the Companies Law, 5759-1999.

Item 10.B.1 Alternate Directors

Our Articles of Association provide that any director may, by written notice to us, appoint another director or any other person to serve as an alternate director, and may cancel such appointment. An alternate director has the number of votes equivalent to the number of directors who appointed him. The term of appointment of an alternate director may be either for one meeting of the Board of directors or for a specified period.

Item 10.B.2 Duties of Directors and Officers

The Companies Law, 5759-1999, codifies the duty of care and fiduciary duties of loyalty and good faith that an "Officer" has to a company. An "Officer" is defined as "Director, General Manager, Chief Business Manager, Deputy General Manager, Vice General Manager, any person who holds a said position, even if he has a different title, and also any other manager who is directly subject to the General Manager". In order to make it easier for you to understand certain titles, we use terms that you are familiar with in the United States. We use the term "Chief Executive Officer" for "General Manager", and the term "Chief Operating Officer" for "Chief Business Manager". The "Chief Financial Officer" is included in the list because this person is directly subject to the General Manager.

Item 10.B.3 Independent Directors

The Companies Law, 5759-1999 provides that "publicly-held" Israeli companies are required to appoint at least two independent directors (the "Independent Directors"). The Companies Law, 5759-1999 details certain standards for independence of these directors. The directors must be residents of Israel and unaffiliated with us and our principals. They are entitled to obtain all information relating to a company's management and assets and to receive assistance, in special cases, from outside experts at our expense. The Companies Law, 5759-1999 imposes an obligation on the independent directors to report infringements of law and good business practice, and to report improper conduct, to the full board of directors and, in some cases, to the Israel Securities Authority. Under the Companies Law, 5759-1999, any committee of the Board of directors must include at least one independent director. The Audit committee of the Board of directors must include all of and only the independent directors. The independent directors are appointed by a special majority of the shareholders for a term of three years and may be reappointed once only for an additional term of three years. After the first or second term, if any, as the case may be, an independent director may not be employed by us or appointed as one of our officers (the term "officer" includes director) until two years have passed since the conclusion of the independent director's term in office as an independent director. We have two independent directors, Shaul Schneider and Moshe Aharoni and one disinterested director, Baruch Levi. A disinterested director is one who is not related by family or business affairs with the controlling shareholders.

Under the Companies Law, 5759-1999, "publicly-held" companies are required to establish an audit committee (the "Audit Committee") of the Board of directors

consisting of at least three members, at least two of which must be independent directors. The Board of directors of any company that is required to nominate Independent Directors must also appoint an internal auditor in accordance with the proposals of the Audit Committee. The role of the internal auditor is to examine, *inter alia*, whether the acts of the company comply with the law, integrity, and orderly business procedure. On March 22, 1998 we established an Audit Committee. Our Board of Directors has adopted an Audit Committee Charter that meets or exceeds all of the requirements of the NASDAQ Stock Exchange.

Item 10.B.4 Approval of Certain Transactions

The Companies Law, 5759-1999, also requires approval of the following transactions by both the Audit Committee and the Board of directors: (a) proposed transactions in which an Officer has a direct or indirect personal interest and which is outside the ordinary course of the company's Business, or which is not in accordance with market conditions, or which may materially influence the earnings, assets, or liabilities of the company; (b) actions which may otherwise be deemed to constitute a breach of fiduciary duty of an Officer of the company; (c) terms of service of directors (including terms of their employment as officers); and (d) indemnification of Officers. In matters referred to in (c) above, and in certain circumstances, the matters referred to in (a), (b), and (d) above, such transactions may also require shareholder approval (including, in certain cases, a specified percentage of disinterested shareholders).

An Officer with an interest in any of the foregoing transactions which are brought for approval may not be present at the Audit Committee and Board of directors meetings where such transaction is being considered and approved and may not vote thereon. The vote required by the Audit Committee and the Board of directors for approval of such transactions, in each case, is a majority of the directors who participated in that duly convened meeting.

The disclosure provisions of the Companies Law, 5759-1999 require that an Officer promptly disclose any "personal interest" (including a personal interest of certain relatives or a corporation or entity in which the Officer or such relative is an interested party) that he may have, and all related material information known to him, in connection with any existing or proposed transaction by the company, and codifies the duty of care and fiduciary duties that an Officer has to the company. The company must approve that such transactions are not adverse to its best interests, such approval to be in accordance with requirements of the Companies Law, 5759-1999.

Our Articles of Association provide that the Board of directors may delegate some of its powers to committees of the Board of directors, as it deems appropriate, subject to the provisions of the Companies Law, 5759-1999.

For information concerning the direct and indirect personal interest of certain of our Officers and principal shareholders in certain transactions, see "Certain Transactions."

Item 10.B.5 Liability of Officers and Directors

We have not entered into an indemnification agreement with each officer and director. However, we have reimbursement indemnity insurance in the amount of NIS 4,000,000 (plus reimbursement of legal expenses in Israel of up to US$100,000) to reimburse directors and officers for losses sustained as a result of any claim arising from a wrongful act, individually or collectively, in the discharge of their duties or in breach of their fiduciary duties solely in their capacity as officers and directors, and to reimburse us for losses sustained as a result of any claim arising from any such wrongful act where an indemnity has been given or lawfully is required to be given to officers or directors. Our insurance policy contains a blanket exclusion clause for losses arising from any claims or suits brought against us, one of our subsidiaries or its officers and directors, before any arbitrator, tribunal or court in the United States of America, its territories and possessions, and in Canada. However, under our Articles of Association, we may indemnify officers and directors for financial obligations imposed on them in favor of a third party by a court judgment, including a compromise

judgment or a court approved arbitrator's decision, as well as for concomitant reasonable legal expenses, including attorney's fees, as a result of any claim arising from a wrongful act in the discharge of their duties in their capacity as our officers or directors which could materially adversely affect our financial condition. Furthermore, the ability of American or Canadian shareholders to recover monetary damages from our officers and directors for certain breaches of their fiduciary duties may be significantly limited.

Item 10.C. Material contracts.

During the years 1999 and 2000 we did not enter into any contracts that were not in the ordinary course of our business. For a discussion of our real estate transactions and holdings and our intention to spin-off these holdings, please see Item 15. "Recent Developments" and "Risk Factors - We have investments in real estate in Israel; if the there is a drop in real estate values in Israel or if we are not successful in realizing our investments, this could have a material adverse effect on the results of our operations, liquidity, profitability and working capital."

Item 10.C.1 Floating Charges.

As mentioned in Item 4.B.6 above and elsewhere in this Annual Report, we secure the performance of our obligations to our bankers, by creating fixed and floating charges in their favor. "Floating Charges" do not exist in the United States. The following will help your understand floating charges.

- In Israel (as in England), companies generally secure obligations by granting "fixed" or "floating" charges on their assets.

- A fixed charge (a "Fixed Charge") is similar to a security interest or mortgage in the United States where the charge attaches to the assets covered by the Fixed Charge when the charge documentation is executed and filed with the appropriate authorities in Israel. The assets subject to a Fixed Charge must be held by the grantor of the charge as security for the secured indebtedness, and may not be sold, transferred or otherwise disposed of without the consent of the secured party.

- A floating charge, although effective when the charge documentation is executed and filed with the appropriate authorities in Israel, "floats" over the subject assets until certain events occur which cause it to "crystallize" or attach to the assets.

- A floating charge attaches or "crystallizes" either (a) automatically upon a company entering into liquidation, whether voluntarily by way of resolution of the shareholders or involuntarily upon a liquidation order being entered by a court, or (b) upon appointment of a receiver over some or all of the assets of a company upon application to the court by a creditor following an event of default on Indebtedness or other obligations.

- Until the occurrence of a crystallization event, a company that has granted a floating charge over its assets may continue to use, sell, transfer or otherwise dispose of the charged assets in the ordinary course of its business (as defined under Israeli law) and use the proceeds from the sale, transfer or other disposition of such assets for any purpose, including making payments in respect of any Indebtedness or other obligations.

- Upon the occurrence of a crystallization event, the floating charge converts to a Fixed Charge, and thereafter a company may only act with respect to the assets subject to a charge in accordance with the directions of a receiver or liquidator, acting pursuant to court orders. In such capacity, a receiver or liquidator has broad powers to act with respect to the charged assets, and typically is granted the authority:

  (a) to operate the company's business so as to maximize the proceeds of the sale of the company's assets,

(b) to incur and to collect obligations on behalf of the company or
(c) to sell or otherwise dispose of assets of the company and distribute the proceeds therefrom according to the preferences provided by applicable law.

- Unlike under U.S. law (outside of a bankruptcy proceeding), a secured creditor under Israeli law generally does not have the right to foreclose directly upon the assets securing its obligations and rather must rely on the actions of a court appointed receiver or liquidator.

Item 10.D. Exchange controls.

Almost all exchange controls, which had been in effect in Israel since the establishment of the State of Israel in 1948, have now been cancelled. This process of liberalizing the economy of Israel and canceling exchange controls began in 1998.

Under the current provisions of the Currency Control Law, 5738-1978 (the "Currency Control Law"), and the General Permit issued by the Controller of Foreign Exchange at the Bank of Israel (the "Controller") under the Currency Control Law, non-residents of Israel who hold our Ordinary Shares will be able to convert dividends and liquidation distributions into freely repatriable non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, provided that Israeli Income Tax has been paid (or withheld on such amounts. Non-residents of Israel may freely hold and trade our Ordinary Shares and Warrants pursuant to the General Permit and specific permits issued under the Currency Control Law. Pursuant to the General Permit under the Currency Control Law, Israeli residents may purchase foreign securities.

Item 10.E. Taxation.

Item 10.E.1 Israeli Taxation

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of Israeli and U.S. tax consequences to persons owning Ordinary Shares and Israeli Government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Holders of Ordinary Shares should consult their own tax advisors as to the U.S., Israeli, or other tax consequences of the purchase, ownership, and disposition of the Ordinary Shares, including, in particular, the effect of any foreign, state, or local taxes.

General Corporate Tax Structure

As of January 1, 2001, Israeli companies are subject to regular rate of corporate tax of 36%.

Taxation Under Inflationary Conditions

The Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law"), was designed to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where a corporation's equity (as defined in the Inflationary Adjustments Law) exceeds the depreciated

cost of fixed assets, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit. For income derived from state bonds or funds invested above 75% in state bonds, such ceiling is not used -- 100% is deducted). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

The Israeli tax authority are currently considering repealing most of the provisions of the Inflationary Adjustments Law, effective January 1, 2000, due to the very low rates of inflation in Israel (0% in the year 2000).

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of capital assets, including securities. Commencing January 1, 1996, the tax rate applicable to companies is 36%. The maximum tax rate for individuals is 50%. These rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income, as amended (the "U.S. -- Israel Tax Treaty")) is discussed below.

Individuals who are non-residents of Israel are subject to a graduated income tax on income derived or accrued from sources in Israel or received in Israel. Dividend distributions, other than bonus shares (stock dividends), are subject to a 25% withholding tax (15% in the case of dividends distributed from taxable income derived from an Approved Enterprise), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The withheld tax is the final tax in Israel on dividends paid to non-residents.

Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

U.S.-Israel Tax Treaty

Pursuant to the U.S.-Israel Tax Treaty, the sale, exchange, or disposition of Ordinary Shares by a person who qualified as a resident of the United States within the meaning of, and who is entitled to claim the benefits afforded to such resident by, the U.S.-Israel Tax Treaty ("Treaty U.S. Resident") will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12 month period preceding such sale, or exchange or disposition, subject to certain conditions. A sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of a company at any time during such preceding 12- month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange, or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends is 25%. Dividends of an Israeli company derived from income of an Approved Enterprise are subject to a 15% withholding tax under Israeli law. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax on dividends paid to a U.S. corporation owning 10% or more of an Israeli company's voting stock for, in general, the current and preceding tax years of the Israeli company provided that the Israeli company distributing the dividends meets certain limitations concerning the amount of its dividend and interest income. The lower 12.5% rate applies only on dividends from income not derived

from an Approved Enterprise in the applicable period.

Israel currently has no estate or gift tax. However, during the year 2000, the Knesset, Israel's parliament or legislature, has considered wide-ranging tax reforms which include a proposal to impose estate and gift taxes. These proposals were not enacted in legislation. However, there can be no assurance that estate and/or gift taxes will not be enacted in the future or what will be the criteria for levying these taxes and the rates of tax that will be levied.

Item 10.E.2 United States Federal Income Tax Considerations

Subject to the Imitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of our Ordinary Shares, referred to for purposes of this discussion as a "U.S. Holder", that is:

- a citizen or resident of the United States,
- a corporation created or organized in the United States or under the laws of the United States or of any state,
- an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or
- a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
- In addition, certain material aspects of United States federal income tax relevant to a holder other than a U.S. Holder, referred to as a "Non-U.S. Holder," are discussed below.

This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase Ordinary Shares.

This discussion is based on current provisions of the Internal Revenue, Code of 1996, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this discussion considers only U.S. Holders that will own Ordinary Shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

- are broker-dealers or insurance companies;
- have elected mark-to-marketing accounting;
- are tax-exempt organizations;
- financial institutions or "financial services entities';
- hold Ordinary Shares as part of a straddle, "hedge' or "conversion transaction" with other investments;
- own holders owning directly, indirectly or by attribution at least 10% of our voting power;

- have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-United-States tax laws.

Additionally, the discussion does not consider the tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a holder other than a U.S. Holder are also discussed below.

Each holder of Ordinary Shares is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our Ordinary Shares.

Taxation of Ordinary Shares

Taxation of dividends Paid On Ordinary Shares

A U.S. Holder will he required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of Ordinary Shares.

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the Ordinary Shares to the extent such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the 16-day holding period required by the statute.

Taxation of the Disposition of Ordinary Shares

Upon the sale, exchange or other disposition of Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the Ordinary Shares, which is usually the cost of such shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain, and is eligible for a

maximum 20% rate of taxation for individuals. Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other imposition of Ordinary Shares is subject to limitations.

Tax Consequences if We Are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. If we were a PFIC, and a U.S. Holder did not make an election to treat us as a "qualified electing fund" (as described below):

- Excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder's holding period for Ordinary Shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

- The entire amount of gain that was realized by a U.S. Holder upon the sale or other disposition of Ordinary Shares will also be rated as an excess distribution and will be subject to tax as described above.

- A U.S. Holder's tax basis in shares of our stock that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a "qualified electing fund" in the first taxable year in which the U.S. Holder owns Ordinary Shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a Pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event we are classified as a PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

A U.S. Holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal

to the difference as of the close of the taxable year between the holder's fair market value of the PFIC stock and the adjusted basis in the PFIC stock. Losses would he allowed only to the extent of net rnark-to-market gain previously included by the U.S. Holder under the election for prior taxable Years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

We believe that we were not a PFIC in 2000. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Ordinary Shares in the event that we qualify as a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in "Information Reporting and Back-up Withholding" below, a Non-U.S. Holder of Ordinary Shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from disposition of, Ordinary Shares, unless:

- such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of country which has a treaty the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States;
- the Non-U.S. Holder is an individual who holds the Ordinary Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption, or
- the Non-U.S. Holder is subject to tax Pursuant to the provisions of United States tax law applicable to U.S. expatriates,

Information Reporting and Back-up Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on Ordinary Shares. Under existing regulations, such dividends are not subject to back-up withholding. U.S. Holders are subject to information reporting and back-up withholding at a rate of 31% on proceeds paid from the disposition of Ordinary Shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon disposition of, Ordinary Shares, provided that such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Treasury regulations effective January 1, 2001 may alter the rules regarding information reporting and back up withholding. In particular, those regulations would impose back-up withholding on dividends paid in the United States on Ordinary Shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in Ordinary Shares. The amount of any back-up withholding will

be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax and my entitle such holder to a refund, provided that certain required information is furnished to the IRS.

Item 10.F. Dividends and paying agents.

- We have never declared or paid any dividends on our Ordinary Shares. Until now, we have retained our earnings for reinvestment in our business.
- In addition, any credit agreements that we sign in the future with institutional lenders like banks may contain restrictions on the payment of dividends by us.
- Any decision to pay any dividends is at the discretion of our Board of directors and is subject to our Memorandum of Association and Articles of Association.
- In addition, the declaration of final dividends by our Board of directors requires shareholder approval, which may reduce, but not increase, such dividends from the amount recommended by our Board of directors.
- Cash dividends may be paid only out of our profits.
- Subject to the limitations described above, our Board of directors may declare interim dividends on account of final dividends. We will pay interim dividends, only if and after a declaration of interim dividends by our Board of directors.
- In the event cash dividends are declared in the future, we would have to pay tax at the rate of 25% of the amount distributed. See Item 7 – "Taxation".
- All cash dividends will be paid in NIS. In such event, there can be no assurance that such dividends will be exchangeable for U.S. dollars at market rates of exchange, or at all. Under current Israeli regulations, any dividends or other distributions paid in respect of securities purchased by non-residents of Israel with certain non-Israeli currencies (including U.S. dollars) will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, a United States shareholder will be subject to the risks relating to any such currency fluctuation during the period commencing when such dividend is declared and paid by us in NIS and terminating on the date conversion is made by such shareholder into U.S. dollars. A non-resident of Israel is also entitled to open a non-resident bank account in Israel, and dividends that may be distributed by us can be deposited in such foreign resident bank account, subject to compliance with the Israeli Currency Control Law, 1978 and related regulations. See Item 10.D – Exchange Controls".
- If necessary in order to make sure that all shareholders receive their dividends, we will appoint a paying agent if we do declare and pay dividends in the future on our Ordinary Shares.

Item 10.G. Statements by experts.

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore, except for the report to our shareholders by our independent public accountants at the beginning of our Consolidated Financial Statements, this item is not applicable.

Item 10.H. Documents on Display.

According to Israeli law, our shareholders are entitled to see our Certificate of Incorporation, Memorandum of Incorporation, Articles of Incorporation, Certificate of Change of Name to our present name, our annual and quarterly financial statements and minutes of meetings of our shareholders. Minutes of meetings of our shareholders (which are in Hebrew) can be seen at our principal executive offices. All of the other documents can be seen both at our principal executive offices and in our file at the Securities Exchange Commission (Registrant No. 333-7782; Commission file number 1-14740). We have not changed our name or our Memorandum of Incorporation or Articles of Incorporation since they were filed at the Securities Exchange Commission before our initial public offering in January 1998. The Audit Committee Charter of our Audit Committee (which is in Hebrew) is on display at our principal executive offices.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private and fulfil the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

We are exempt from the reporting obligations specified in Chapter Six of the Israel Securities Law 5728-1968, which include the obligation to submit periodic and immediate reports to the Israel Securities Authority, provided that a copy of each report submitted in accordance with applicable United States law shall be available for public review at our office.

Item 10.I. Subsidiary information.

We have several subsidiaries but none of them are material subsidiaries that have any significant impact on the results of our operations or our financial statements. The following is a list of our subsidiaries. The list includes the name of the subsidiary as specified in its charter, the country where it is incorporated and operates, a summary of the type of activities of each subsidiary, the percentage of the shares in the subsidiary which we own and the name of other shareholders, if any, as well as the percentage of shares which other shareholders own in the subsidiary, if any.

(a) *Noga-On Building Services Ltd*. This company was incorporated in England in 1998 to operate in England as an electrical, air-conditioning, sanitary installations and finishing contractor on projects. At the time of its establishment, we owned 50% of Noga-On Building Services Ltd. and the remaining 50% by another unrelated Israeli company that specializes in air-conditioning and installation works. That unrelated company is no longer a shareholder. At the beginning of 1999 Noga Electrotechnica Ltd. bought the 50% interest of the other shareholder for a consideration of NIS 500,000 (US$ 120,000). We now own 50% of the shares of Noga-On Building Services Ltd., and the remaining 50% are owned by Noga Electrotechnica Ltd. Noga-On Building Services Ltd. completed one project in the years 1999-2000 and is now inactive. However, if we obtain contracts for projects in England, we will probably activate it. The amount of that contract was approximately Pounds Sterling 4.25 million (approximately NIS28,482,650 equal to approximately US$ 6.86 million), consisting of electrical, installation and air-conditioning works in connection with the erection of a hotel in London. During 1998 Noga-On Building Services Ltd. was awarded a second contract by the same customer to carry out similar works at a second hotel. The value of the second contract was expected to be approximately Pounds Sterling 5 million (approximately NIS34,600,000 equal to approximately US$ 8.3 million). During 1999 a dispute between Noga-On and the promoter of the first hotel was submitted to legal proceedings in London, England (Adjudication Proceedings). The claims of Noga-On for additional payments (extra work not covered by the contract, delays caused by the promoter, etc.) were accepted in part by the Adjudicator and the amount of Pounds Sterling 633,427.59 (approximately NIS 4,245,100 equal to approximately US$1,022,177) plus Value Added Tax, was awarded to Noga-On, by decision of the Adjudicator dated 25 April 2000. The promoter of the second hotel notified Noga-On that it would not award to Noga-On Building Services Ltd. the formal contract for the works. This action was also submitted to Adjudication Proceedings and, on 14

April 2000 the Adjudicator issued a decision holding the promoter liable for the losses and damages suffered by Noga-On. The actual amount to be paid to Noga-On was determined by the Adjudicator following submissions by the parties. Eventually, the claims were all settled in negotiations between the parties.

(b) *Rose Electrical Services (Contractors) Limited*. Rose Electrical Services (Contractors) Limited is an electrical contracting company incorporated and operating in England. Rose Electrical Services (Contractors) Limited has issued 400 preference shares and 600 ordinary shares. Each share gives its owner one vote in all meetings of shareholders. In the year 2000, we acquired 100 preference shares and 156 ordinary shares in Rose Electrical Services (Contractors) Limited. We therefore hold 26.5% of the voting power in Rose Electrical Services (Contractors) Limited. At the same time, Noga Electrotechnica Ltd. also acquired 100 preference shares and 156 ordinary shares in Rose Electrical Services (Contractors) Limited and also holds 26.5% of the voting power. The remaining 200 preference shares and 288 ordinary shares are owned by Avi Rosenthal, who holds 47% of the voting power in Rose Electrical Services (Contractors) Limited.

(c) *Netherland-Israel Traffic Systems Ltd*. Netherland-Israel Traffic Services Ltd. was incorporated in Israel in 1998. A Dutch company, B. V. Nederland-Haarlem, agreed to supply Netherland-Israel Traffic Services Ltd. with know-how and expertise in the fields of automated traffic systems and automated control and management of parking lots. However, B. V. Nederland-Haarlem did not supply this know-how and expertise and the relationship between us B. V. Nederland-Haarlem is being terminated. We are beneficial owners of 51% of Netherland-Israel Traffic Services Ltd. and expect to acquire a further 44%, presently owned by B. V. Nederland-Haarlem and 5% presently owned by Zicon Ltd. Netherland-Israel Traffic Services Ltd. is inactive and we do not expect to activate it.

(d) *Noga Point Ltd*. Noga Point Ltd. was incorporated in Israel in 1998. We are beneficial owners of 50% of its shares. The other 50% are owned by an unrelated company. The intention was to use Noga Point Ltd. for operations in Poland. These operations have been terminated. Noga Point Ltd. is inactive and we do not expect to activate it.

(e) *Z.A.R. Infrastructures Ltd*. Z.A.R. Infrastructures Ltd. was incorporated in Israel in 1995. We are beneficial owners of 90% of its shares. The other 10% are owned by an unrelated company. It operated in the field of infrastructure projects. Z.A.R. Infrastructures Ltd. is inactive and we do not expect to activate it.

(f) *Rakefet Hasela Groundwork and Development Ltd*. Rakefet Hasela Groundwork and Development Ltd. was incorporated in 1995. It did infrastructure work such as digging channels for electrical and communications installations. We own 100% of Rakefet Hasela Groundwork and Development Ltd., which is inactive.

(g) *Noga Electrical Lines*. We are a fifty percent partner in an Israeli partnership known as Noga Electrical Lines. This partnership carries out certain projects in the field of electricity lines.

(h) *Menora Noga Tunnels*. We are a fifty percent partner in an Israeli partnership known as Menora Noga Tunnels. The other partner is the unrelated company Menora Izo Aharon. This partnership carries out certain parts of projects involving the construction of road tunnels.

Item 11. Quantitative and Qualitative Disclosure about Market Risk

We have not entered into any risk-sensitive instruments, for trading or any other purposes. However, we do hold deposits in or linked to foreign currencies and we are subject to gains (or losses) resulting from changes in exchange rates and in the rate of inflation. For matters relating to foreign exchange risks see Item 10.D – "Exchange Controls".

Item 12. **Description of Securities Other than Equity Securities**

We are filing this Annual Report on Form 20-F as our Annual Report. Therefore this item is not applicable. In addition, we have not issued any securities that are not equity securities (our Ordinary Shares) or warrants that are convertible into equity securities.

PART II

Item 13. **Defaults, Dividend Arrearages and Delinquencies.**

We have not committed any defaults. We have not declared any dividends and there are no dividend arrearages or delinquencies.

Item 14. **Material Modifications to the Rights of Security Holders and Use of Proceeds**

There have been no modifications in the rights of our securities holders or in the use of proceeds described under the heading "Use of Proceeds" in our prospectus dated January 28, 1998.

Item 15. **Recent Developments**

Noga Electrotechnica Ltd. is the beneficial owner of approximately 77.4% of our Ordinary Shares. Therefore, we are a subsidiary of Noga Electrotechnica Ltd. and part of the group of companies control by Noga Electrotechnica Ltd. In addition to ourselves, this group of companies includes, Noga Investment in Technologies Ltd., Grupper-Koren Ltd., Noga Electrotechnica Real Estate (1994) Ltd., Noga-On Building Services Ltd., Rose Electrical Services (Contractors) Limited, and other companies. The group of companies also includes subsidiaries of the companies named above.

Among the companies in the group, we, Noga Electrotechnica Ltd., Grupper-Koren Ltd., Noga Electrotechnica Real Estate (1994) Ltd., and some of their subsidiaries own real estate in Israel and carry on real estate activities, including promotion of projects, contracting, sale and leasing of real estate.

At the end of December, 2000, our the audit committees and board of directors, the audit committee and board of directors of Noga Electrotechnica Ltd., and the boards of directors of Grupper-Koren Ltd. and of Noga Electrotechnica Real Estate (1994) Ltd. (the last two companies named are not public companies and therefore under the Companies Law, 5759-1999, they are not required to have audit committees), all decided to spin-off their real estate activities and transfer them to Noga Electrotechnica Real Estate (1994) Ltd. We, and the other companies involved in this spin-off, believe that the result of the spin-off and concentration of all real estate activities in a single company, will be significant savings and increased efficiency. The spin-off is in its early stages. The final structure of the spin-off has not been determined. It is being studied by our independent auditors. Approvals of the entire transaction by the District Court, sitting in Haifa, the Israeli tax authorities, certain creditors, the shareholders of the companies and others is required.

The intention is that each company which spins-off real estate activities and transfers them to Noga Electrotechnica Real Estate (1994) Ltd., will receive fully-paid ordinary

shares in Noga Electrotechnica Real Estate (1994) Ltd., reflecting the value of the real estate activities transferred by each transferring company as compared with the value of Noga Electrotechnica Real Estate (1994) Ltd., after all of the transfers.

Item 16. Conditions in Israel

The following information regarding the State of Israel has been extracted from the most recent Annual Report of the State of Israel (for the year ended December 31, 1999) and we have not verified it independently. The State of Israel has not published a more recent Annual Report. When such Annual Report is published, the information for the year ended December 31, 2000 will be different from the 1999 information and those differences may be material. Except where there are references to dates later than December 31, 1999, we have not sought to update such information and the following information does not otherwise reflect any changes that have occurred since December 31, 1999. The information provided is included for the convenience of our shareholders and investors and is not intended to be a complete description of all information about the State of Israel that may be material to investors.

General

The State of Israel (the "State" or "Israel") is a highly developed, industrialized democracy. Since 1990, Israel has achieved improvements in most economic indicators. From 1994 to 1999, Israel achieved average GDP growth of approximately 4.2% per year, a decline from the 1990 to 1995 period when average annual growth reached 6%. Growth was based on increased domestic demand due to immigration and the growth of high value-added industries such as electronics and high-technology medical equipment. The GDP growth rate in 1999 slowed to 2.2% as a result of cyclical factors, as well as restrictive monetary and fiscal policies, a slowdown in world output and other factors. The second half of 1999 showed a marked increase in economic output compared to the first half of 1999.

In recent years, Israel has made substantial progress in opening its economy. Major trade barriers and tariffs have been removed and, while Israel continues to experience trade deficits, total exports of goods increased by 8.2% in 1999. Israel has concluded free trade agreements with its major trading partners, and is the only nation that is a party to free trade agreements with both the United States and the European Union. In recent years Israel has signed free trade agreements with Switzerland, Norway, Iceland, Canada, Turkey, the Czech Republic, Slovakia, Slovenia, Poland and Hungary.

Since 1990, Israel's fiscal and monetary policies have been formulated and coordinated with the goals of reducing Israel's high tax burden, narrowing the Government's fiscal deficits, attaining levels of inflation similar to those in other industrialized countries, and enhancing economic growth. After periods of high inflation in the early 1980s, inflation has been stabilized. The inflation rate in 2000 was 0%, the lowest rate in the past 32 years. The total budget deficit (excluding credit) decreased from 2.8% in 1998 to 2.4% in 1998, and 2.5% in 1999, slightly over the 2.0% target of the budget deficit reduction law. The current account deficit, which had decreased from $4.4 billion in 1998 to $2.1 billion in 1998, increased to $2.6 billion in 1999. In connection with its economic policies, the Government has also pursued a policy of privatizing State-owned enterprises, including banks. Unemployment continued to grow, to 8.9% in 1999, compared to 8.5% in 1998 and 7.6% in 1998.

Israel's productive and highly educated population remains a principal strength. Based on a 1998 survey, approximately 36% of the Israeli population over the age of 15 has a university or other advanced degree. In addition, from 1990 through 1999, about 952,600 immigrants arrived, increasing Israel's population by approximately 20.4%. The new immigrants are generally highly educated and include a high percentage of scientific, academic, technical and other professional workers. Although this wave of immigration initially placed strains on the economy, raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants have been successfully integrated into the economy. Today, the employment rate of immigrants who came to Israel in the first half of the decade is only slightly higher than that of native-born Israelis.

In the first quarter of 2000, the employment rate of immigrants who came to

Israel between 1990 and 1995, was slightly lower then that of native-born Israelis.

Over the past two decades, Israel has made progress in reducing the state of hostility that has existed with Arab countries in the region that since the establishment of the State in 1948. The first peace agreement between Israel and its neighbors was the 1979 accord with Egypt. In September 1993, Israel and the Palestinian Liberation Organization signed a Declaration of Principles, a turning point in Israeli-Arab relations. Since that time, the peace process has progressed with further agreements between Israel and the Palestinians, and the signing of a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the Palestinians. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo, and the 1998 Interim Agreement on the West Bank and the Gaza Strip signed in Washington, D.C., Israel withdrew from Jericho and much of the Gaza Strip, as well as from six additional West Bank towns. Further progress was made in October 1998, when Israel and the Palestinian Authority signed the Wye River Memorandum restating their commitment to the implementation of the outstanding interim obligations and the resolution of permanent issues through negotiations. In late 1999 the peace talks with Syria were resumed at Shepherdstown, West Virginia.

As a result of progress in the peace process and the partial lifting of the economic boycott by a number of members of the Arab League, Israel and its Arab neighbors, with the support of the international community, have taken several initiatives to encourage the development of economic relations among the countries of the region. Since the beginning of October 2000, severe clashes have occurred in the West Bank, Gaza and Jerusalem. These clashes also spread to some Israeli Arab towns and villages in the northern part of the country.

Geography

Israel lies on the western edge of Asia bordering the Mediterranean Sea. It is bounded on the north by Lebanon and Syria, on the east by Jordan, on the west by the Mediterranean Sea and Egypt, and on the south by Egypt and the Gulf of Eilat. Israel has a total land area (excluding the Gaza Strip and the West Bank) of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the State of New Jersey. Jerusalem is the capital of Israel.

Israel's climate varies considerably from region to region, with distinct seasons. In the south, rainfall is light, amounting to about one inch per year in the Arava Valley south of the Dead Sea, while in the north it is relatively heavy, amounting to about 44 inches per year in the Upper Galilee region. Generally, Israel has between 40 and 60 days of rain annually, mainly in the period from October through April. The average daily maximum temperature in the coastal areas ranges from 65°F in January to 90°F in August. In Eilat, located in the south, daytime temperatures reach about 70°F in January and may rise as high as 114°F in August.

Population

Israel's population, including Israeli citizens living in the West Bank and the Gaza Strip, was estimated on December 31, 1999 to be 6.2 million. During the period from 1990 through 1999, Israel's population grew by more than 36%, largely as a result of immigration. In 1998, less than 10% of the population was 65 years of age or older, approximately 30% was between the ages of 35 and 64, approximately 32% was between the ages of 15 and 34, and approximately 30% was under the age of 15. Approximately 91% of the population lives in urban areas. Approximately 20% of the population lives in Israel's three largest cities: Jerusalem, Tel Aviv, and Haifa. The populations of these cities are approximately 628,000, 349,000 and 265,000, respectively.

The Israeli population is composed of a variety of ethnic and religious groups. Of the total Israeli population, approximately 79.4% is Jewish, 14.8% is Moslem, 2.1% is Christian, and 1.6% is Druze. Israel's Declaration of Independence and various decisions by Israel's Supreme Court guarantee the freedom of worship for all Israeli citizens. Hebrew and

Arabic are the official languages of Israel; English is commonly used.

Immigration

Israel has experienced a continuous flow of immigrants over time, made possible in part by Israel's Law of Return, which provides that any Jewish immigrant is entitled to become a citizen of Israel. Since 1990, the flow of immigrants has increased dramatically. During 1990 and 1991, a total of 375,616 immigrants arrived in Israel, while the average annual number of immigrants to Israel from 1992 through 1999 was 72,100. The substantial flow of immigrants during the 1990's, totaling approximately 952,600, has contributed 20.4% towards a population growth of approximately 36% over this period.

Approximately 86% of all immigrants to Israel since 1990 have come from the former Soviet Union. Many of these immigrants are highly educated. Approximately 57% of the immigrants who arrived between period 1990 and 1998 and who were above 15 years of age had over 13 years of schooling. Approximately 63% of immigrants who worked in their place of last residence had scientific, academic, technical or other skilled jobs. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990.

Form of Government and Political Parties

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive, and judicial branches. Israel has no formal written constitution. Rather, a number of basic laws govern the fundamental functions of the State, including the electoral system, the government, the legislature, and the judiciary. These laws are given special status by Israeli courts relative to other laws and, in some cases, cannot be amended except by an absolute majority vote of the legislature (the "Knesset"). In 1992, the Knesset adopted two additional basic laws that guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. All citizens of Israel, regardless of race, religion or sex, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the country's laws, judicial decisions and Declaration of Independence.

The President is the head of state and, until recently, was elected by the Knesset for a five-year term. Due to a recent reform, the current President was elected by the Knesset for a single seven-year term. The President has no veto powers and the duties of the office are mainly ceremonial. The current President, Moshe Katzav, was elected in September 2000.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation. The entire country constitutes a single electoral constituency. Each party receiving more than 1.5% of the total votes cast is assigned Knesset seats in proportion to its percentage of the total national vote. Knesset elections are held every four years, unless the Knesset votes for elections to take place earlier.

The Prime Minister is the head of Israel's government and appoints a cabinet to assist in governing the country. Prior to the 1998 election, Israeli citizens voted for a particular party and its slate of legislative candidates, which included that party's candidate for Prime Minister in the top slot. In the 1998 elections, for the first time, the Prime Minister was elected by a direct vote, separate from, but simultaneous with, the vote for a party slate. The Prime Minister is elected for the same term as the Knesset. If a 61-vote majority of the Knesset votes no confidence in the Prime Minister, the Knesset dissolves and general elections are held for the Knesset and for Prime Minister. Alternatively, a vote of 80 Knesset members may remove the Prime Minister from office without dissolving the Knesset. In the latter case, a special election for Prime Minister would be held to select a successor to serve the remainder of the Prime Minister's term.

Israel has two major political parties, One Israel and Likud. Since the

establishment of the State of Israel in 1948, the Government has been a coalition government led by one of these two parties and supported by a majority of the members of the Knesset. At the end of January 1999, the Knesset voted to dissolve, and general elections were held on May 17, 1999. Ehud Barak, the One Israel party candidate, was elected Prime Minister with 56% of the popular vote.

Following the resignation of the Prime Minister, a special election for the office of Prime Minister (and not for the Knesset) was held on February 6, 2001 in which Ehud Barak was the One Israel Party candidate and Ariel Sharon was the Likud Party candidate. Ariel Sharon was elected. He formed a broad coalition government and, subject to passage by the Knesset in the future of a motion of non-confidence, he will serve for the remainder of the term of the Prime Minister's term.

International Relations

Over the past two decades, Israel has made progress in reducing the state of hostility that has existed between itself and the Arab countries in the region since the establishment of the State of Israel in 1948. As a result of the historic visit to Israel by the president of Egypt in 1977 and intensive negotiations held by the two countries, Egypt and Israel signed a peace treaty on March 26, 1979, which was the first between Israel and one of its neighboring countries. In 1991, the Madrid Conference marked the start of a broader peace process in the Middle East. In September 1993, the mutual recognition and the signing of a Declaration of Principles between Israel and the Palestinian Liberation Organization (the "PLO") was a turning point in Israeli-Arab relations. Negotiations between Israel and the PLO progressed, and steps toward a longer-term understanding between the parties have been taken. A number of interim agreements were concluded and the Palestinian Authority (the "PA") was established. The PA has gradually taken responsibility for administering self-rule areas. In October 1998, Israel and the PA signed the Wye River Memorandum restating their commitment to the implementation of the outstanding interim obligations and the resolution of permanent issues through negotiations. In September 1999, Israel and the PA signed the Sharm El-Sheikh Memorandum committing to implement all the agreements signed between the two sides since September 1993. Among other things, the Sharm El-Sheikh Memorandum includes an agreement to begin the operation of the Safe Passage, which connects the two main regions of the PA. In January 2000, Israel and Syria renewed the peace talks in Shepherdstown, which were the first talks between the countries after more than three years, but no breakthrough was achieved.

On October 26, 1994, Israel and Jordan signed a peace treaty. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation and planning of regional economic development initiatives. In addition to political and economic discussions between Israel, Egypt and Jordan, in recent years, Israel has begun to establish economic and political relations with other Arab countries in the region, both in Africa and the Gulf states. On October 28, 1999 Israel and Mauritania established full diplomatic relations, Mauritania is the third country after Egypt and Jordan with whom Israel exchanged ambassadors.

Although Israel has entered into various agreements with Arab countries and the PLO, and various declarations have been signed in connection with the efforts to resolve some of the economic and political problems in the Middle East, no prediction can be made as to whether, and under what terms, a full resolution of these problems will be achieved. To date, Israel has not entered into a peace treaty with either Lebanon or Syria. On May 23, 2000 the Israeli military forces withdrew from South Lebanon, in accordance with a government decision to implement United Nations Resolutions 425 and 426.

Since 1948, the members of the Arab League have maintained a trade boycott of Israel. The primary tier of the boycott prohibits the importation of Israeli-origin goods and services by member states. The secondary tier of the boycott prohibits individuals in Arab League states from engaging in business with foreign firms that contribute to Israel's military or economic development, and the tertiary tier of the boycott prohibits business dealings with firms that do business with blacklisted entities. In September 1994, the Gulf

Cooperation Council (which includes Qatar, Oman, Bahrain, United Arab Emirates, Saudi Arabia, and Kuwait) declared their intention to lift the secondary and tertiary trade boycotts of Israel, signifying a major shift in Israel's relations with several Arab nations in the region. In addition, four other Arab League members (Algeria, Djibuti, Mauritania and Somalia) do not enforce the secondary and tertiary boycotts of Israel.

As a result of progress in the peace process and the partial lifting of the boycott, Israel and its Arab neighbors have taken several initiatives to encourage the development of economic relations among the countries of the region. The formation of additional regional economic organizations has been proposed to enhance cooperation between Israel and other countries of the region. Among these, the most important are the Middle East Development Bank ("MEDB"), the Middle Eastern-Mediterranean Tourist and Travel Association ("MEMTTA") and the Regional Business Council ("RBC").

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987. In 1991, the United States provided Israel with an additional one-time special grant of $650 million due to expenses incurred by Israel as a result of the Gulf War. In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the recent influx of immigrants. See "Public Debt-External Public Debt."

In 1998, the Government of Israel and the United States discussed an Israeli proposal to reduce U.S. foreign assistance to Israel. This proposal calls for a phase out of U.S. Economic Support Fund (ESF) assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-year period. Over the same time period, the United States would increase annually the level of its Foreign Military Financing (FMF) assistance to Israel in amounts equal to half the amount of the annual reduction in ESF assistance. Pursuant to this proposal, for fiscal years 1999 and 2000 the level of ESF assistance was reduced by $120 million and the level of FMF assistance was increased by $60 million.

As a result of the peace process, the number of countries that have diplomatic relations with Israel has risen significantly. Israel currently maintains diplomatic relations with more than 160 countries. Israel has established or re-established commercial, trade, and diplomatic relations with several republics of the former Soviet Union, nations of Eastern Europe, and other countries that had been aligned politically with the former Soviet Union. Furthermore, the developments toward peace in the region, and the easing of the trade boycott, have facilitated the growth of commercial, trade and diplomatic relations with several Asian countries, including Japan, South Korea, China and India.

Membership in International Organizations and International Trade Agreements

Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (the "IMF"), the European Bank for Reconstruction and Development, and the Inter-American Development Bank.

Israel is a signatory to the General Agreement on Tariffs and Trade ("GATT") of 1947 and 1994 (the World Trade Organization Agreement (the "WTO")), which provides for reciprocal lowering of trade barriers among members. Under the WTO, Israel is eligible to receive a number of trade preferences that are available only to certain participants, including duty-free treatment of its exports to certain countries pursuant to the Generalized System of Preferences. Israel is one of the founding members of the WTO.

Israel has entered into free trade area ("FTA") agreements with its major trading partners and is the only nation that is a party to free trade agreements with both the United States and the European Union (the "EU"). Israel's FTA agreements allow Israel to export products with little or no duties to the United States and most Western industrialized nations. In addition, Israel has free trade agreements with the Czech and Slovak Republics,

Hungary, Poland, Slovenia, Turkey and Canada. In 1975, Israel entered into an FTA agreement with the EU that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel concluded negotiations with the EU for a new agreement regarding financial services, government procurement, cooperation in research and development, additional agricultural products, and improvement in Israel's access to European markets in the advanced industry and high-technology sectors. In 1992, Israel concluded an FTA agreement with the European Free Trade Association that applied largely to manufactured products. In 1985, Israel and the United States entered into an FTA agreement that resulted in the elimination of all tariffs on all products effective January 1, 1995. The FTA agreement with the United States also has resulted in the elimination of certain non-tariff barriers to trade between the two countries.

In March 1998, the Council of Ministers of the OECD approved Israel's request to participate in the organization's activities, and Israel has accordingly joined certain OECD committees as an observer.

On February 22, 1999 Israel's admission to the EU research and development program was approved, recognizing the special status of Israel as a key technological player in the global arena. The program gives Israel access to $15 billion of R&D tenders within the EU countries.

The Economy

Overview

Israel's economy is industrialized and diversified. Gross domestic product ("GDP") per capita in 1999 was $16,200. From 1990 to 1999, GDP growth has averaged 4.7% per year, with the highest growth, 6% per annum, occurring during the 1990 to 1995 period. Growth was based largely on increased domestic demand (due to the large volume of new immigrants) and the growth of high value-added industries such as electronics and high-tech medical equipment. The GDP growth rate in 1998 and 1999 slowed to 2.2% in each year, as a result of cyclical factors, the global financial crisis, restrictive monetary and fiscal policies, and other factors. The second half of 1999 showed a dramatic recovery in GDP growth compared to the first half of 1999.

The composition of Israel's trade sector reflects the industrialized nature of its economy. Exports consist primarily of manufactured goods, while raw materials and investment goods comprise approximately 85% of goods imports. Exports have played a significant role in Israel's economic growth. In 1999, due to a slowdown in world trade, Israel's exports of industrialized goods (excluding diamonds) increased by only 5.6% after double-digit growth rates since 1998. Total exports of goods and services increased by 9.7%. Notwithstanding the steady growth in Israel's exports, Israel continues to experience deficits in its balance of civilian trade, although they have been decreasing in size since 1998. See "Balance of Payments."

Historically, the Government has had a substantial involvement in nearly all sectors of the Israeli economy. In the past decade, however, a central aim of the Government's economic policy has been to reduce its role in the economy and to promote private sector growth. In order to advance these goals, the Government has pursued a policy of privatizing State-owned enterprises, including banks. See "Role of the State in the Economy." The Government has also pursued stability-oriented monetary and fiscal policies. These policies build upon the economic stabilization program established by the Government in 1985 (the "Economic Stabilization Program").

The Economic Stabilization Program was a comprehensive plan designed mainly to reduce the high rates of inflation and the chronic balance of trade deficits experienced by Israel as a result of high levels of defense expenditures, rising Government spending and rising oil prices. The principal elements of the Economic Stabilization Program were: (i) a devaluation and subsequent stabilization of the Israeli currency, (ii) a reduction in the deficit through a reduction in Government subsidies and other expenditures, (iii) a tax

surcharge, (iv) the restriction of wage increases, and (v) following an initial increase, a temporary freeze in prices of most goods and services followed by price controls.

Since the adoption of the Economic Stabilization Program, Israel has made significant progress in stabilizing inflation through effective implementation of monetary policy by the Bank of Israel, and fiscal restraint and trade liberalization by the Government. During the period 1986 through 1991 inflation stabilized to an annual average rate of 18.1%. From 1992 to 1998 the annual rate decreased to an average of 10.8%. In 1998 and 1998, the inflation rate decreased to 7.0% and 8.6%, respectively. In 1999 inflation dropped to a mere 1.3%.

Main Economic Indicators
(in millions of NIS unless noted)

	Year				
	1995	**1998**	**1998**	**1998**	**1999**
Percent Change:					
Real gross domestic product	6.8%	4.6%	2.9%	2.2%	2.2%
GDP per capita	4.0%	2.0%	0.4%	-0.2%	-0.2%
Inflation (% change in CPI)	8.1%	10.6%	7.0%	8.6%	1.3%
Industrial production	8.4%	5.4%	1.7%	2.9%	1.2%
Constant 1995 Prices:					
GDP	264,305	276,536	284,613	290,932	297,436
Business sector product	176,552	185,825	191,123	195,329	198,919
Permanent average population (thousands)	5,545	5,685	5,829	5,971	6,122
Current Prices:					
GDP	264,304	307,988	344,937	376,107	409,243
Business sector product	176,552	204,372	228,858	249,960	273,933

Source: *Central Bureau of Statistics.*

GDP equals GNP minus income of Israeli residents from investments abroad, earnings of Israeli residents working abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel). Business sector product in Israel equals GDP less general Government services, services of private non-profit institutions, and housing services (representing the imputed value of the use of owner-occupied residential property).

Gross Domestic Product

From 1990 through 1995, Israel's aggregate real GDP grew by 41.7%, which reflects an annual real growth of 6.0%. GDP growth in 1998-1999 slowed to an annual rate of 3.0%. The lower rates of GDP growth are attributed to cyclical factors, a decrease in the number of immigrants, a drop in growth of world trade volume, restrictive monetary and fiscal policies, and other factors. The GDP per capita declined 0.2% in 1999.

The most notable changes in the economy's use of domestic resources in 1990-1995 were the rise in private consumption, reductions in the level of defense expenditures as a percentage of GDP, an increase in investments in fixed assets and, since 1992, a significant increase in exports. From 1998 to 1999 rates of growth in private consumption dropped while the absolute level of investments decreased from its 1998 peak.

In 1999, total private consumption increased by 3.3% and per capita private

consumption increased by 0.8%, a decline from the average annual growth during 1990 through 1998. During that period, private consumption had increased as a result of the purchase of durable goods by immigrants and others, increased wages and expected future wages, and the rapid decline in unemployment. The slower growth in consumption in 1998-1999 was due to a decline in the number of immigrant arrivals, an increase in the unemployment rate, and higher interest rates.

Israel's gross national savings rate as a percentage of GDP has been stable since 1998, when it was 18.9%. In 1999 it decreased slightly to 18.6% of GDP. The stability in 1999 masks an increase in private savings and in the public deficit.

Domestic defense expenditures as a percentage of GDP declined from 10.3% in 1990 to 7.3% in 1999. These levels of defense expenditures as a percentage of GDP represent a significant decrease from the 12.2% level prevailing in 1986.

In 1999, total gross domestic investment increased by 9.8% in real terms, following an 8.0% decrease in 1998 and a 6.8% decrease in 1998. Investment in fixed assets increased by 1.5% in 1999 after decreasing by 3.9% in 1998. The marked increase was due mainly to an increase of half a billion dollars each in the investments of two firms. Investment in residential construction in 1999 decreased by 10% over the prior year, and had a significant impact on the slow economic growth for the year. Gross domestic fixed capital stock per employee in the business sector, which includes stock of production equipment, machinery, and commercial buildings, rose by approximately 3-8% each year from 1995 to 1999.

Business Sector Product

From the beginning of 1990 through the end of 1995, business sector product grew at an average annual rate of 7.2% in real terms. Business sector product growth has since declined to an average of 2.4% from 1998 through 1999.

Following two years of decreasing levels of investments, total investments increased by 9.8% in 1999. Despite the 14% accumulated drop in the absolute level of investments in 1998-1998, capital stock per employee was approximately 10% higher at the beginning of 1999 than it had been two years earlier. The growth in capital stock is attributable to increased investments from 1993 to 1998, which was encouraged by improved profitability in the preceding years and optimistic expectations of sustained high levels of economic growth for the coming years.

Prices

In the early and mid-1980s, Israel's economy experienced high rates of inflation, reaching a peak of 445% in 1984. In response to this crisis, in 1985, the Government implemented the Economic Stabilization Program, which succeeded in reducing the rate of inflation to 19.6% in 1986, and maintaining the annual rate of inflation during the period from 1987 through 1991 at an annual average of 17.8%. As a result, price controls that were introduced as part of the Economic Stabilization Program were largely eliminated by mid-1988.

The inflation rate, measured by the Israeli consumer price index ("CPI"), averaged 10.8% during the period from 1992 to 1998, with fluctuations between 8.1% and 14.5% on an annual basis. These fluctuations were largely due to changes in demand for housing as a result of immigration, changes in prices of fruits and vegetables resulting from temporary climatic factors, and the effect of monetary and fiscal policies. The inflation rate in 1999 was 1.3%, due to the appreciation of the NIS, the cooling of the economy, the restrictive monetary and fiscal policies, and a decrease in import prices.

Both the Ministry of Finance and the Bank of Israel have stated that maintaining low rates of inflation is one of their main priorities. Since the end of 1991, the Government has announced annual inflation targets as part of its effort to further reduce inflation. Since November 1993, the Bank of Israel has adjusted its key rate of interest on

lending to banks on a monthly basis. In May 2000, that rate was 9.3%.

Employment and Labor

One of Israel's most important resources is its experienced and highly educated work force. In 1998, approximately 36% of the Israeli population over 15 years of age had university or other advanced degrees. With this highly educated population, Israel has developed an export-oriented, technology-based industrialized economy. Over 27% of the Israeli work force consists of scientific, academic, and other professional, technical, and related workers, while 5% consists of administrative or managerial workers. These percentages compare favorably with the percentages of similar workers found in the United States and Japan. The employment qualifications of the recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union having been employed there as professionals, scientists, engineers, and technical staff.

The wave of immigrants since 1990 has led to significant growth in the Israeli labor force. In 1999, Israel's civilian labor force averaged a total of 2.3 million compared to an average of 1.7 million during 1992.

After peaking at 11.2% at the end of 1992, Israel's unemployment rate decreased substantially during the period from 1994 through 1998, as the creation of jobs outpaced the growth of the civilian work force. In 1998-1999, due to the economic slowdown, the unemployment rate increased to an average of 9.0% in 1999 from 8.6% in 1998.

Role of the State in the Economy

Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense related businesses. Traditionally, ownership of industry in Israel was divided between the Government, the Histadrut and the private sector, with the Government and the Histadrut prominent in heavy and basic industry. The Government has also participated in the economy through significant subsidization of certain industries and products, and through financial support of private sector investments. In recent years however, the Government has made significant progress towards the privatization of State-owned enterprises and the reduction of its subsidization of industry. Moreover, in recent years, the Histadrut has disposed of most of its commercial holdings.

As of December 31, 1999, the Government owned 110 State-owned companies, 49 of which are commercial enterprises. The remainder of the State-owned companies, such as funds established as vehicles for employee savings, are not commercial. State-owned enterprises are divided into two categories: Government Companies and Mixed Companies. Government Companies, which exclude State-owned banks acquired pursuant to the Bank Shares Arrangement (defined below under "Privatization"), are those in which the Government owns more than 50% of the voting shares and are subject to the provisions of the Israeli Government Companies Law and the regulations promulgated thereunder (the "GCL"), as well as the directives of the Companies Authority (as defined below under "Privatization"). The provisions of the GCL regulate the management and operations of Government Companies and the circumstances under and procedures by which the Government may sell shares in Government Companies. Mixed Companies are companies in which the State owns less than 50% of the voting shares. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies do remain subject to certain provisions, including the appointment and qualification of the directors chosen by the Government and the establishment of terms of employment.

The Government has initiated a number of regulatory arrangements with the major Government Companies that are designed to increase competition in the markets in which these companies participate, and thus prepare them for privatization. Nevertheless, the pace of privatization may be affected by the need for further regulatory and structural reforms and formulation of policies that will define the post-privatization environment in which these

companies will operate. The development and implementation of some of these policies and reforms may take a considerable period of time.

Privatization.

An essential element of the broader structural reforms initiated by the Government over the past several years to promote the growth of the private sector and to enhance competition was the Government's move towards privatizing its business holdings. Privatization efforts have included the full or partial sale of State-owned companies, banks and activities that were previously performed by the Government or statutory authorities. From 1986 through July 1999, the Government sold all or a portion of its share holdings in 82 companies and banks, with total receipts of approximately $8.0 billion. In 1999, privatization receipts to the Government totaled $0.34 billion.

Balance of Payments

General

As a small country with a relatively limited domestic market, Israel is highly dependent on foreign trade. International trade (exports plus imports) in goods and services amounted to approximately 83% of GDP in 1999 (approximately 74% in 1998-1998).

The reduction in the goods and services trade deficit from $11.7 billion in 1998 to $9.0 billion in 1999 was due mainly to the economic slowdown and an improvement in Israel's terms of trade. In 1999, exports of goods and services grew by 10.2% in nominal terms to $38.6 billion, while imports increased by 13.2% to $47.5 billion. The effect of the trade deficit on the current account deficit during this period was offset partially by economic and military assistance furnished by the United States, German reparations, and personal and institutional remittances.

Foreign currency reserves grew from $6.9 billion at the end of 1994 to $22.5 billion at the end of 1999.

As of December 31, 1999, Israel's net foreign debt (as reported by the Central Bureau of Statistics) was $10.9 billion (11.1% of GDP), as compared to $19.6 billion (22.6% of GDP) at the end of 1995.

Balance of Payments

The balance of payments consists of two parts: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services) and transfer payments, and (ii) the capital account, which reflects borrowing by the Government and the private sector, direct investment in Israel and abroad, and assets and liabilities of commercial banks.

The current account deficit increased to $2.6 billion in 1999, compared with $0.8 billion in 1998 due mainly to imports of diamonds, air-crafts and machinery and equipment. During the past years the current account deficit decreased steadily due mainly to an improvement in Israel's terms of trade and a greater increase in exports than the increase in imports.

Balance of Payments
(in millions of dollars)

	Year			
	1998	**1998**	**1998**	**1999**
Current account (net):				
Exports[1]	$ 31,173	$33,188	$ 35,006	$38,589
Imports[1]	42,879	42,915	41,991	47,548
Trade balance (net)[1][2]	(11,706)	(9,727)	(6,985)	(8,959)
Transfer payments (net)				
Personal restitutions from Germany	844	749	788	735
Other personal remittances (net)	1,206	1,220	1,038	1,186
Institutional remittances	376	349	367	411
Intergovernmental remittances	3,846	3,895	3,949	4,025
Total	6,272	6,213	6,143	6,357
Current account balance	$(5,434)	$(3,514)	$(842)	(2,602)
Capital and financial account:				
Capital transfers	2,060	2,197	1,765	1,693
By the Government	198	176	184	170
By other	1,862	2,022	1,581	1,524
Financial account				
Direct investments	340	788	1,020	1,554
Abroad	(1,042)	(834)	(830)	(702)
In Israel	1,382	1,622	1,850	2,256
Portfolio investment	4,092	4,141	2,473	1,745
Assets	314	(17)	(24)	(893)
Equity securities	160	17	65	248
Debt securities	155	(34)	(89)	(1,141)
Liabilities	3,777	4,157	2,497	2,638
Other investments	1,216	4,473	(1,998)	(169)
Assets	117	1,572	(2,900)	(2,705)
Government	864	(19)	(13)	(188)
Private sector	417	(94)	(1,079)	(1,788)
Banks	(1,165)	1,686	(1,809)	(728)
Liabilities	1,099	2,901	903	2,537
Government - long term	102	(239)	(275)	210
Government - short term	(29)	(29)	(12)	(31)
Private sector - long term	689	786	1	(34)
Private sector - short term	(275)	31	(336)	4
Banks	611	2,352	1,525	2,387
Reserve assets (net)	(3,388)	(9,325)	(1,857)	(1,302)
Capital and financial account balance[3]	$ 4,318	$2,275	$1,404	$3,522
Statistical discrepancies[4][5]	1,115	1,239	(562)	(921)

(1) Includes exports and imports of both merchandise and services. The data on exports and imports of goods are based on current foreign trade statistics, adjusted for the balance of payments definitions established by the International Monetary Fund. The value of imports and exports is recorded on a f.o.b. basis. Defense imports, which are not included in the foreign trade statistics, are included in this table.

(2) A significant change in commercial bank assets in 1994 and 1995 resulted from the reduction, in 1994, of reserve requirements and the consequent transfer of deposits from the Bank of Israel to banks abroad. See "The Financial System-Monetary Policy." The rise in domestic interest rates at the end of 1994 and 1995, however, increased domestic demand for dollar denominated credit, which led to a transfer of commercial bank

deposits from abroad to domestic uses. In 1998, this trend was reversed as a result of an increase in domestic credit.

(3) Excluding central monetary institutions.

(4) Statistical discrepancies are, without accounting for the signs of the component terms, the difference between the current account balance and the capital and financial account balance less the change in reserves.

(5) In 1999, some definitions have changed to conform to international standards. Consequently, certain figures for prior periods were revised.

Source: Central Bureau of Statistics.

Foreign Investments

Net investment in Israel by nonresidents during 1999 came to $7.5 billion, compared to $5.6 billion in 1998, and $7.1 billion on average over the past three years. These figures include direct foreign investments, investments in Israeli securities traded on the Tel Aviv Stock Exchange (TASE) and on foreign exchanges, direct credit to residents (excluding suppliers of trade finance), and deposits by nonresidents in Israeli banks. Investment by nonresidents in 1999 rose primarily in the areas of direct investments in Israel and bank deposits by nonresidents. Factors that positively influenced nonresidents investments flows include the recovery from the global financial crisis of 1998, renewed progress towards a Middle East peace settlement, and the dramatic flow of capital to the technologically oriented industries, especially those related to telecommunications and the Internet.

Public offerings abroad of debt and equity securities by Israeli firms came to $3.2 billion in 1999, as compared to $0.9 billion in 1998 and $1.3 billion on average over the past three years; this total included $1.1 billion of debt and $2.1 billion of equity. Direct investments by nonresidents in the nontradable equity of Israeli firms also increased significantly in 1999, by $1.8 billion, as compared to $0.7 billion in 1998 and $0.3 billion in 1998. This increase reflects the acquisition of several Israeli firms in the "high-tech" industries by nonresident firms in these industries and the increasing use of Israeli and foreign venture capital funds by nonresidents as avenues of investment in Israel's economy.

By contrast, investment flows of both direct and portfolio nonresident investors in Israeli shares traded on the TASE were negative in 1999, by $0.8 and $0.1 billion respectively. A majority of the decline in investment by nonresidents in securities traded in Israel reflects the impact of a single transaction: the sale by Cable & Wireless of its holdings in Israel's telephone company, Bezeq, to an Israeli investor.

Deposits by nonresidents in Israeli banks during 1999 came to $2.4 billion, as compared to $1.6 billion in 1998 and $1.9 billion on average over the past three years. This increase reflects the improvements in Israel's international economic standing and in particular the favorable impact of the removal of almost all foreign exchange controls in April 1998.

Public Debt

Public sector debt ("public debt") in Israel consists of the internal and external debt of the public sector. Net public debt as a percentage of GDP has generally declined over the last ten years to a level of 89.6% of GDP.

Ratio of Net Public Debt to GDP
(percentage of GDP at end-of-year prices)

	Year				
	1995	**1996**	**1997**	**1998**	**1999**
Domestic	73.1%	76.1%	82.9%	83.8%	83.7%
External[(1)]	16.8%	13.6%	5.4%	4.4%	4.2%
Total	89.9%	89.7%	88.3%	88.3%	87.8%

(1) External public debt equals the Government's foreign liabilities less foreign reserves (change in foreign reserves less repayment of principal).

Source: *Bank of Israel.*

Net Public Debt
(at end-of-year current prices in billions of NIS)

	Year				
	1995	**1998**	**1998**	**1998**	**1999**
Domestic[(1)]	201.5	241.5	291.3	324.9	349.7
External[(2)]	46.2	43.3	18.9	17.2	17.5
Total	247.7	284.8	310.2	342.1	367.1

(1) Internal public debt includes debt of local authorities and excludes debt of public non-profit institutions.
(2) External public debt equals the Government's foreign liabilities less foreign reserves (change in foreign reserves less repayment of principal).

Source: *Bank of Israel.*

PART III

Item 18. Financial Statements. The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Item 19. Exhibits.

INDEX TO EXHIBITS

* Incorporated by reference to the corresponding exhibit to the Registrant Statement on Form F-1, (Registrant No. 333-7782) of the Registrant as amended (the "Registration Statement")

** The Representative's Warrant, the Financial Consulting Agreement and the Merger and Acquisition Agreement have been cancelled by agreement between the Registrant and the Representative.

*** Incorporated by reference to exhibit 1.3 to the Registration Statement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATE: June 26, 2001

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.
(Registrant)

/s/	/s/
Eli Uzan	Yishai Porath
Director, Co-President, Co-Chief Executive Officer	Chief Financial Officer

K/353/0/88/2868

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2000

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

# # # # # # #

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Shareholders of
NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.:

We have audited the accompanying consolidated balance sheets of NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD. (an Israeli corporation) as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a subsidiary, whose assets constitute 3% and 7% of consolidated total assets as of December 31, 2000 and 1999, respectively, and whose revenues constitute 1% and 14% of consolidated total revenues for the year ended December 31, 2000 and 1999, respectively. Such financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000 and 1999, and the results of its operations, changes in shareholders equity and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in Israel ("Israeli GAAP"). As applicable to the accompanying financial statements, Israeli GAAP differs in certain respects from generally accepted accounting principles in the United States, as described in Note 24 to the financial statements.

Luboshitz Kasierer
Member Firm of Arthur Andersen

Haifa, Israel.
March 27, 2001

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.
CONSOLIDATED BALANCE SHEETS
(In adjusted NIS of December 2000)

	Note	December 31, 1999 NIS	December 31, 2000 NIS	2000 Convenience translation (Note 2C) U.S.$
		(in thousands)		
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	(3)	21,394	26,467	6,550
Marketable securities	(4)	2,547	2,717	672
Account receivables:				
Trade receivables, net	(5)	40,090	65,902	16,308
Other receivables	(6)	2,841	2,724	674
Parent Company		4,948	2,456	608
Inventories	(7)	1,007	408	101
Total current assets		72,827	100,674	24,913
LONG-TERM INVESTMENTS AND LOANS	(8)	5,822	6,991	1,730
PROPERTY AND EQUIPMENT, NET	(9)	11,976	16,350	4,046
INVESTMENT IN REAL ESTATE	(15B)	17,628	17,904	4,431
OTHER ASSETS		2,290	1,060	262
Total assets		110,543	142,979	35,382
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Short-term bank credit	(10)	25,413	32,518	8,047
Trade payables	(11)	15,253	28,477	7,047
Other payables	(12)	7,150	7,341	1,817
Credit in respect of real estate		3,000	8,000	1,980
Customer advances		-	2,490	616
Total current liabilities		50,816	78,826	19,507
LONG-TERM LIABILITIES				
Loans from banks	(13)	4,778	6,554	1,622
Employee termination rights, net	(14)	972	1,692	419
Credit in respect of real estate		5,000	-	-
Total long-term liabilities		10,750	8,246	2,041
CONTINGENT LIABILITIES AND COMMITMENTS	(15)			
TOTAL LIABILITIES		61,566	87,072	21,548
MINORITY INTERST		55	470	116
SHAREHOLDERS' EQUITY	(16)			
Share capital				
Ordinary shares of NIS 0.01 par value:				
Authorized – 20,000,000 shares;				
Issued and outstanding - 4,998,715 shares		54	54	13
Additional paid-in capital		27,142	27,142	6,717
Warrants		765	765	189
Retained earnings		20,961	27,476	6,799
Total shareholders' equity		48,922	55,437	13,718
Total liabilities and shareholders' equity		110,543	142,979	35,382

HANA GOLDENBERG
Director

ELI UZAN
Chief Executive Officer and Chairman of the Board

Date of approval of financial statements:
March 27, 2001

The accompanying notes form part of the financial statements.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In adjusted NIS of December 2000, except for number of shares)

		Year ended December 31,			
		1998	1999	2000	
		NIS	NIS	NIS	Convenience translation (Note 2C) U.S.$
	Note	In thousands, except for share and per share data			
REVENUES	(18)	134,373	130,445	154,945	38,343
COST OF REVENUES	(19)	116,049	112,743	129,173	31,966
Gross profit		18,324	17,702	25,772	6,377
GENERAL AND ADMINISTRATIVE EXPENSES	(20)	9,167	9,704	10,682	2,643
Operating income		9,157	7,998	15,090	3,734
OTHER EXPENSES		14	118	973	241
FINANCING EXPENSES, NET	(21)	567	652	3,717	919
Income before income taxes		8,576	7,228	10,400	2,574
INCOME TAXES	(22)	3,001	2,303	3,470	859
MINORITY INTEREST		-	55	415	103
Net income		5,575	4,870	6,515	1,612
Earnings per share					
Net income per share		1.15	0.97	1.30	0.32
Weighted average number of shares used in computation		4,865,489	4,998,715	4,998,715	4,998,715

The accompanying notes form part of the financial statements.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In adjusted NIS of December 2000, except for number of shares)

	Number of ordinary shares	Share capital	Additional paid-in capital	Warrants	Retained earnings	Total
				(In thousands)		
Balance at January 1, 1998	3,400,000	37	5,220	-	10,516	15,773
Ordinary shares and warrants issued, net of issuance expenses	1,598,715	17	21,464	765	-	22,246
Amortization of deferred Compensation	-	-	229	-	-	229
Net income	-	-	-	-	5,575	5,575
Balance at December 31, 1998	4,998,715	54	26,913	765	16,091	43,823
Amortization of deferred Compensation	-	-	229	-	-	229
Net income	-	-	-	-	4,870	4,870
Balance at December 31, 1999	4,998,715	54	27,142	765	20,961	48,922
Net income	-	-	-	-	6,515	6,515
Balance at December 31, 2000	4,998,715	54	27,142	765	27,476	55,437

	Convenience translation (Note 2C) (In thousands of U.S dollars except for number of shares)					
Balance at January 1, 2000	4,998,715	13	6,717	189	5,187	12,106
Net income	-	-	-	-	1,612	1,612
Balance at December 31, 2000	4,998,715	13	6,717	189	6,799	13,718

The accompanying notes form part of the financial statements.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In adjusted NIS of December 2000)

	Year ended December 31,			
	1998	1999	2000	
	NIS	NIS	NIS	Convenience translation (Note 2C) U.S.$
	In thousand			
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	5,575	4,870	6,515	1,612
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Revenues and expenses not affecting operating cash flows:				
Depreciation and amortization	1,534	1,821	1,484	367
Minority interest	-	-	415	103
Increase in value of securities	(49)	(771)	(80)	(20)
Changes in employee termination rights, net	(140)	-	720	178
Capital loss (gain) on disposal of equipment	47	(116)	908	225
Deferred taxes	437	(163)	723	179
Other	(107)	-	(21)	(5)
Changes in operating assets and liabilities:				
Decrease (increase) in Parent Company	1,568	(6,516)	2,492	617
Decrease (increase) in receivables	400	(17,421)	(25,607)	(6,336)
Decrease (increase) in inventories	(1,060)	9,782	599	148
Increase (decrease) in customer advances, net	1,622	(5,927)	2,490	616
Increase in payables	3,753	1,025	13,415	3,319
	8,005	(18,286)	(2,462)	(609)
Net cash provided by (used in) operating activities	13,580	(13,416)	4,053	1,003
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of property and equipment and other assets	(12,242)	(7,398)	(7,350)	(1,819)
Proceeds from sale of equipment	517	1,767	606	150
Collection (Granting) of loans made to employees, related party and other	(330)	(3,160)	121	30
Disposal of (investment in) marketable securities, net	(760)	3,359	(90)	(22)
Additional Investment in investee company	-	(1,549)	(1,672)	(414)
Payments on account of investment	(473)	(1,084)	-	-
Proceeds from sale of investment	-	-	503	124
Net cash used in investing activities	(13,288)	(8,065)	(7,882)	(1,951)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of shares and warrants	23,189	-	-	-
Short-term bank credit, net	957	15,354	6,578	1,628
Repayment of long-term loans	(1,424)	(922)	(1,478)	(366)
Receipt of long-term loans	5,595	501	3,802	941
Increase in deferred costs	(702)	-	-	-
Net cash provided by financing activities	27,615	14,933	8,902	2,203
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27,907	(6,548)	5,073	1,255
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	35	27,942	21,394	5,295
CASH AND CASH EQUIVALENTS AT END OF YEAR	27,942	21,394	26,467	6,550
INTEREST PAID	760	1,136	3,034	751
TAXES PAID	1,953	1,706	2,419	599

The accompanying notes form part of the financial statements.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of adjusted NIS of December 2000)

Note 1 - GENERAL

A. NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD. ("Noga" or the "Company") is an Israeli company, which is 77% owned by Noga Electrotechnica Ltd. (the "Parent" or "Parent Company"). The shares of the Parent are listed for trading on the Tel-Aviv Stock Exchange. Noga's shares are traded on the NASDAQ National Market in the U.S.

The Company is an electrical and communications contracting and engineering firm engaged in the installation and maintenance of infrastructure works primarily located in the State of Israel. Projects performed by the Company include the installation of communications, electrical, control, and safety systems incorporated into electromechanical systems; electrical and communications infrastructure projects; site preparation for residential buildings, industrial facilities, and highways. The Company's customers consist of, among others, contractors, industrial companies, shopping centers, hotels, waste treatment plants, high-tech buildings, the Government of the State of Israel, including the Ministries of National Infrastructures, Finance, Defense, Health, municipalities, local authorities, municipal institutions, and airports.

B. The present ownership structure and activities reflect a decision made in October 1997 to reorganize the operations of the Parent Company and its investee companies. Pursuant to this decision, the Parent Company transferred to Noga its activities relating to the installation of electrical switchboards and other construction operations, together with the assets and liabilities necessary for the Company to continue to engage in the aforementioned activities. The assets and liabilities were transferred at their book values and accounted for at historical cost. The reorganization was implemented as a tax-exempt transaction under section 104A of the Israeli Income Tax Ordinance, which imposes certain limitation and conditions which, according to management estimates, had been met.

Pursuant to agreements between the Parent Company and Noga, the Parent agreed to provide Noga, at no consideration, with the rights to use know-how and intellectual property. In respect of a portion of these agreements, the parties agreed to indemnify each other for damages that may result from the reorganization referred to above.

Note 2 - ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), which, as applicable to the Company, differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP") as described in Note 24.

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

A. FINANCIAL STATEMENTS IN ADJUSTED NIS

The financial statements are presented on the basis of the historical cost convention adjusted for the changes in the general purchasing power of the Israeli currency ("New Israeli Shekels" or "NIS"). The Company maintains its accounts in nominal NIS. The nominal figures are adjusted to shekels of equivalent purchasing power (shekels of December 2000) in conformity with principles prescribed by Statements of the Institute of Certified Public Accountants in Israel, on the basis of changes in the Israeli Consumer Price Index ("CPI").

BALANCE SHEET

Non-monetary items are adjusted for the changes in the CPI from the index on the date of acquisition (transaction) to the index in respect of the balance sheet date (published on the 15th of the following month)

Monetary items are presented in the adjusted balance sheet at their nominal value. Comparative data were restated to shekels of December 2000.

The adjusted values of non-monetary items should not be construed as a presentation of realizable values or real economic values but merely the original values adjusted for the changes in the general purchasing power of the currency.

Note 2 - ACCOUNTING POLICIES (Cont.)

A. FINANCIAL STATEMENTS IN ADJUSTED NIS (Cont.)

STATEMENT OF OPERATIONS

Income and expense items (other than financing) which reflect transactions carried out in the reported period have been adjusted on the basis of the changes in the index from the date of the transaction to the balance sheet date.

Income and expense items related to accruals in the balance sheet, such as severance pay and accrued vacation pay, have been determined on the basis of the change in the balances of the relevant balance sheet items, after taking into account related cash flows.

Financing income and expenses include purchasing power gains and losses on monetary items during the reported period and are reflected in the statement of operations.

B. PRINCIPLE OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its two wholly-owned subsidiaries.

Two partnerships were consolidated on a proportionate basis. Company's share (50%) in the assets, liabilities, revenues and expenses of these investments were included in the consolidated financial statements.

C. CONVENIENCE TRANSLATION INTO U.S. DOLLARS

For the convenience of the reader, the adjusted financial statements as of December 31, 2000 and for the year then ended have been translated into U.S. dollars using the representative exchange rate as of December 31, 2000 ($1 = NIS 4.041). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars unless otherwise indicated.

Note 2 - ACCOUNTING POLICIES (Cont.)

D. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

E. CASH AND CASH EQUIVALENTS

All highly liquid investments are considered as cash equivalents if the investments mature within three months from the date of acquisition.

F. MARKETABLE SECURITIES

Short-term investments in marketable securities are presented at market value. Changes in the value of securities are included in the statement of operations.

G. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance is based upon management's evaluation on a specific basis of debts which collectibility is doubtful.

H. INVENTORIES

Inventories are stated at the lower of cost or market. Inventory costs include materials, for which cost is determined on the basis of the "first-in, first-out" method, labor and overhead.

I. PROPERTY AND EQUIPMENT

Property and equipment are presented at cost less accumulated depreciation. Depreciation is computed by the straight-line method over their estimated useful lives.

Note 2 - ACCOUNTING POLICIES (Cont.)

J. DEFERRED COSTS

Compensation costs relating to the issuance of shares of the Company and the Parent Company to employees are amortized over the vesting period.

K. REVENUE RECOGNITION

Revenue from contracts is included based on the percentage of completion method. Revenues in respect of work performed are included based on billings approved by the customer or on engineering estimates of the work performed. A provision for anticipated losses is made during the period when these losses become evident.

L. DEFERRED TAXES

Deferred taxes are computed in respect of temporary differences in the recognition of revenues and expenses for financial reporting and income tax purposes, including in respect of carryforward losses, and in respect of the adjustment of non-monetary items. The net deferred tax assets in respect of the aforementioned differences are included when realization is probable.

M. EARNINGS PER SHARE

Earnings per share are computed based on the weighted average of nominal paid-up share capital.

N. CONSUMER PRICE INDEX AND FOREIGN CURRENCY EXCHANGE RATE

Balances linked to the Israeli CPI are included in the financial statements based on the appropriate index for each linked asset or liability. Balances in or linked to foreign currency are included at the representative rates of exchange at the balance sheet date.

(In thousands of adjusted NIS of December 2000)

Note 2 - ACCOUNTING POLICIES (Cont.)

N. CONSUMER PRICE INDEX AND FOREIGN CURRENCY EXCHANGE RATE (CONT.)

The following are data relating to changes in the CPI and in the exchange rate of the U.S. dollar:

For the year ended	CPI %	Exchange rate %
December 31, 2000	-	(2.7)
December 31, 1999	1.3	(0.2)
December 31, 1998	8.6	17.6

O. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of trade receivables. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances for estimated credit losses.

The carrying amounts of cash and cash equivalents, investments, receivables, accounts payable, other payables and long-term loans approximate their fair value.

P. RECLASSIFICATION

Certain financial statement data from previous years has been changed to conform with current year financial statement presentation.

Note 3 - CASH AND CASH EQUIVALENTS

Including bank deposit in U.S. dollars, renewed each three months, in the amount of NIS 20,183 bearing interest at an annual rate of 5.5%.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousands of adjusted NIS of December 2000)

Note 4 - MARKETABLE SECURITIES

Marketable securities are comprised mainly of shares of mutual funds, which invest the greater part of their assets in Israeli Government debentures and NIS-denominated deposits.

Note 5 - TRADE RECEIVABLES, NET

	December 31,		
	1999	2000	
	NIS	NIS	Convenience translation (Note 2C) U.S.$
Open accounts (*)	7,671	8,145	2,016
Checks receivable	7,619	14,809	3,664
	15,290	22,954	5,680
Unbilled receivables	24,800	42,948	10,628
	40,090	65,902	16,308
(*) Net of allowance for doubtful accounts			

Note 6 - OTHER RECEIVABLES

	December 31,		
	1999	2000	
	NIS	NIS	Convenience translation (Note 2C) U.S.$
Government departments	193	249	62
Deferred taxes	102	311	77
Employees	61	58	14
Parent company through a subsidiary	-	1,638	405
Current maturities of receivable from an officer	70	-	-
Sundry	2,415	468	116
	2,841	2,724	674

(In thousands of adjusted NIS of December 2000)

Note 7 - INVENTORIES

	December 31,		
	1999	2000	
	NIS	NIS	Convenience translation (Note 2C) U.S.$
Raw materials	408	408	101
Work in progress	840	-	-
	1,248	408	101
Less - customer advances	241	-	-
	1,007	408	101

Note 8 - LONG-TERM INVESTMENTS AND LOANS

	December 31,		
	1999	2000	
	NIS	NIS	Convenience translation (Note 2C) U.S.$
Loan to affiliated Company (1)	-	1,673	414
Other investments	1,557	1,053	261
	1,557	2,726	675
Long-term loans:			
Officer and employees (2)	70	-	-
Others (3)	4,265	4,265	1,055
	4,335	4,265	1,055
Less - current maturities	70	-	-
	4,265	4,265	1,055
	5,822	6,991	1,730

(1) A 37% owned affiliated company.
(2) Linked to the CPI plus interest at 2%-3% per year.
(3) Includes $1 million deposit collateralized.

(In thousands of adjusted NIS of December 2000)

Note 9 - PROPERTY AND EQUIPMENT, NET

	December 31,		
	1999	2000	
			Convenience translation (Note 2C)
	NIS	NIS	U.S.$
COST -			
Building (*)	6,403	11,405	2,822
Leasehold improvements	740	740	183
Machinery and equipment	975	726	180
Office equipment	1,860	2,014	498
Motor vehicles	6,218	6,126	1,516
	16,196	21,011	5,199
ACCUMULATED DEPRECIATION -			
Building	183	426	105
Leasehold improvements	408	486	120
Machinery and equipment	424	410	101
Office equipment	1,125	1,191	295
Motor vehicles	2,080	2,148	532
	4,220	4,661	1,153
NET BOOK VALUE	11,976	16,350	4,046

(*) Building in amount of approximately NIS 6,000 is still under constructions at December 31, 2000 and thus is not depreciated yet.

Depreciation rates:

	%
Building	4
Leasehold improvements	10
Machinery and equipment	20
Office equipment	6-33
Motor vehicles	15

Depreciation expense for the years ended December 31, 1998, 1999, and 2000 was NIS 902, NIS 1,100 and NIS 1,186 (U.S.$ 293), respectively.

LIENS - See Note 17.

(In thousands of adjusted NIS of December 2000)

Note 10 - SHORT-TERM BANK CREDIT

		December 31,		
		1999	2000	
	Annual interest rate % (*)	NIS	NIS	Convenience translation (Note 2C) U.S.$
Short-term bank credit	9-14.8	23,823	30,401	7,523
Current maturities of long-term loans		1,590	2,117	524
		25,413	32,518	8,047

(*) Rate as of December 31, 2000.

Liens - See Note 17.

Note 11 - TRADE PAYABLES

	December 31,		
	1999	2000	
	NIS	NIS	Convenience translation (Note 2C) U.S.$
Open accounts	4,787	5,772	1,428
Checks payable	10,466	22,705	5,619
	15,253	28,477	7,047

(In thousands of adjusted NIS of December 2000)

Note 12 - OTHER PAYABLES

	December 31,		
	1999	2000	
	NIS	NIS	Convenience translation (Note 2C) U.S.$
Salaries and related expenses	1,997	1,802	446
Government authorities	1,718	3,021	748
Other payables and accrued expenses	3,435	2,518	623
	7,150	7,341	1,817

Note 13 - LOANS FROM BANKS

	Annual interest rate %	December 31,		
		1999	2000	
		NIS	NIS	Convenience translation (Note 2C) U.S.$
Linked to the CPI	7.1-10.5	6,368	8,671	2,146
Less - current maturities		1,590	2,117	524
		4,778	6,554	1,622

Collateral - See Note 17.

(In thousands of adjusted NIS of December 2000)

Note 14 - EMPLOYEE TERMINATION RIGHTS, NET

	December 31,		
	1999	2000	
	NIS	NIS	Convenience translation (Note 2C) U.S.$
Accrued severance pay	2,170	2,313	572
Less - deposits	1,198	621	153
	972	1,692	419

Under Israeli law, the Company is required to make severance payments to terminated employees. The calculation is based on the employee's latest salary and the period employed.

For certain employees, including officers, the obligation for severance pay is discharged by payment of premiums to insurance companies under approved plans. Other employees of the Company are members of a pension plan to which the Company is contributing to a pension fund. For employees other than those referred to above, the Company's liability is covered by regular payments to severance pay funds and the above accrual.

The amounts maintained with insurance companies and the pension fund are not under the control of the Company and therefore such amounts and the respective severance liability are not reflected in the financial statements. The deposits presented in the balance sheet include profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Severance Pay Law .

(In thousands of adjusted NIS of December 2000)

Note 15 - CONTINGENT LIABILITIES AND COMMITMENTS

A. CONTINGENT LIABILITIES

Claims in the ordinary course of business amounting to approximately NIS 258 have been filed against the Company. Management believes based, among others, on the opinion of the Company's legal advisors, that the accrual recorded in the financial statements is sufficient to cover the anticipated exposure from these claims.

B. COMMITMENTS

The Company leases its factory premises, which occupy an area of approximately 600 sq. m. within a larger plot of approximately 2,300 sq. m. in Tel Hanan, Israel. The lease was intended to be for a period of 10 years commencing July 1993, at an annual rental of approximately NIS 200, linked to the CPI. In July 2000, the lease was terminated.

The Parent Company has agreed to purchase certain real-estate in Natanya. Under claims of the Company against to the seller regarding certain commitments he did not fullfill, the parties agreed to cancel the transaction in February 2001. The cost of the real estate in the Company's financial statements as of December 31, 2000 and 1999 was NIS 15,084. The loss due to the cancelation in the amount of NIS 765 has been recorded as other expenses in 2000.

(In thousands of adjusted NIS of December 2000)

Note 16 - SHARE CAPITAL

A. In January 1998, the Company completed an initial public offering (IPO) in the United States. Pursuant to the IPO, the Company issued 1,560,975 Ordinary shares (at a price of U.S.$5.00 per share) and 1,560,975 Redeemable Warrants (at a price of U.S.$0.125 per warrant). The proceeds received by the Company from the IPO amounted to approximately U.S.$5.7 million (net of offering expenses of approximately U.S.$2.3 million). The Parent Company purchased 10% of the Ordinary shares and Redeemable Warrants included in the IPO. During 1998 and 1999 the Parent Company purchased an additional quantity representing approximately 6% of the Company's shares for a total consideration of NIS 1,400 (U.S.$ 346).

Each Redeemable Warrant entitles the holder to purchase Ordinary shares at an exercise price of U.S.$5.00 per share (subject to adjustments) during the period commencing January 28, 1999, or earlier with the consent of the Representative of the underwriters (the "Representative"), and terminating on January 28, 2003. The warrants are redeemable, in whole, at the option of the Company, at a price of U.S.$0.10 per warrant, commencing on January 28, 1999 (or earlier with the consent of the Representative) provided that the price of the Ordinary shares for a certain period prior to the redemption date has been at least U.S.$7.50 per share (subject to adjustments).

The Company also issued warrants to the Representative which entitle the Representative to purchase up to 156,098 Ordinary shares and 156,098 warrants (substantially identical to the Redeemable Warrants) at an exercise price of U.S.$7.75 per share and U.S.$0.19375 per warrant. The Representative's warrants are exercisable until January 2003.

B. In November 1997, the Board of Directors of the Company resolved to issue (effective January 28, 1998) to two of the Company's employees 37,740 Ordinary shares at their par value and to bear the employees' income tax liability resulting from this issuance. The shares vest over a three-year period and will be held by a trustee during the vesting period. Compensation cost of approximately NIS 916 was recorded through December 31, 1999. Due to termination of the two employees no compensation has been recorded in 2000.

(In thousands of adjusted NIS of December 2000)

Note 16 - SHARE CAPITAL (Cont.)

C. STOCK OPTION PLAN

The Board of Directors of the Company adopted, in 1997, a Share Option Plan pursuant to which 135,000 Ordinary shares are reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The per share exercise price of an option is specified in the Share Option Plan as no less than the fair market value of an Ordinary share on the date of the option's grant. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

In November 1998, the Company granted to certain employees, options to purchase 56,250 Ordinary shares at an exercise price of U.S.$1.50 per share. Upon the exercise of any of the aforementioned options by the employees, the Company has undertaken to pay the employees U.S.$2 per share for each option exercised. The options vest over a period of four years. Compensation cost of U.S.$112,500 will be recorded over such period. Any income taxes to which the employees may be subject as a result of the grant or the exercise of these options are the obligation of the employees.

Note 17 - LIENS

As collateral for performance guarantees in the amount of NIS 36,741, issued on behalf of Noga and the Parent Company, the companies have pledged to banks and other financial institutions a portion of their securities portfolio, checks and other documentary credits and have recorded fixed charges on uncalled share capital, goodwill and all of their assets.

The Company has recorded a general lien in favor of banks as collateral for loans in the approximate amount of NIS 47,700.

(In thousands of adjusted NIS of December 2000)

Note 18 - REVENUES

	Year ended December 31,		
	1998	1999	2000
The following customers accounted for 10% or more in revenues:			
Customer 1	16%	-	-

Note 19 - COST OF REVENUES

	Year ended December 31,			
	1998	1999	2000	
	NIS	NIS	NIS	Convenience translation (Note 2C) U.S.$
Materials	48,058	37,470	37,995	9,402
Labor and related expenses	14,724	13,998	15,346	3,798
Subcontractors	53,126	50,446	73,403	18,164
Other expenses	2,552	422	803	199
Depreciation	528	666	786	195
Decrease (Increase) in work in progress	(2,939)	9,741	840	208
	116,049	112,743	129,173	31,966

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousands of adjusted NIS of December 2000)

Note 20 - GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,			
	1998	1999	2000	
	NIS	NIS	NIS	Convenience translation (Note 2C) U.S.$
Payroll and related expenses	6,197	7,410	6,269	1,551
Depreciation	243	240	400	99
Other expenses, net	3,328	5,023	3,866	957
Participation by (of) Parent Company	(601)	(2,969)	147	36
	9,167	9,704	10,682	2,643

Note 21 - FINANCING EXPENSES, NET

	Year ended December 31,			
	1998	1999	2000	
	NIS	NIS	NIS	Convenience translation (Note 2C) U.S.$
Interest expense	102	1,651	3,070	759
Bank fees	514	636	720	178
	616	2,287	3,790	937
Less - gain on marketable Securities	49	1,635	73	18
	567	652	3,717	919

(In thousands of adjusted NIS of December 2000)

Note 22 - INCOME TAXES

A. APPLICABLE TAX LAWS

The Company is subject to income taxes under the provisions of the Income Tax Law (Inflationary Adjustments) 1985. Under this law, the Company is entitled to a tax deduction for the preservation of equity invested in non-fixed (soft) assets. This equity is defined, primarily, as shareholders' equity less fixed (inflation-resistant) assets. The deduction is measured by the change in the Consumer Price Index in Israel.

B. INCOME TAX EXPENSES

	For the year ended December 31			
	1998	1999	2000	
				Convenience translation (Note 2C)
	NIS	NIS	NIS	U.S.$
Current taxes	2,564	2,466	2,747	680
Deferred taxes	437	(163)	723	179
Total	3,001	2,303	3,470	859

C. DEFERRED TAXES

Composition of deferred taxes is as follows:

	December 31,		
	1999	2000	
			Convenience translation (Note 2C)
	NIS	NIS	U.S.$
Accrued employee benefits	595	827	205
Fixed assets	70	52	13
Tax loss carryforwards(*)	1,549	450	111
Other	(155)	7	2
	2,059	1,336	331

(*) 1999 - In respect of investment in newly consolidated subsidiary allocated to deferred tax asset.

(In thousands of adjusted NIS of December 2000, except earnings per share)

Note 22 - INCOME TAXES (Cont.)

C. DEFERRED TAXES (Cont.)

Deferred taxes are presented in the balance sheet as follows:

	December 31,		
	1999	2000	
	NIS	NIS	Convenience translation (Note 2C) U.S.$
Included in other receivables	102	311	77
Included in other assets	1,957	1,025	254
	2,059	1,336	331

Deferred taxes are calculated at the statutory tax rate (36%).

D. TAX ASSESSMENTS

The Company has final tax assessments considered as final through 1994-1995.

Note 23 - TRANSACTIONS WITH RELATED PARTIES

	Year ended December 31,			
	1998	1999	2000	
	NIS	NIS	NIS	Convenience translation (Note 2C) U.S.$
Expenses (income):				
Purchase of materials	7,939	8,298	6,893	1,706
Financing -				
Related party	(8)	(28)	(48)	(12)
Parent Company	(22)	(34)	(37)	(9)
Participation in general and administrative expenses (*)	(601)	(2,969)	147	36

(*) Charged at the rate of 5% of the Parent Company's revenues from sales of electrical switchboards and commencing in 1999, 7.5% of the revenues from contracting.

Note 24 - RECONCILIATION TO U.S. GAAP

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP), which differs in certain respects from those applicable in the United States (U.S. GAAP). The main differences relate principally to the following items, and the effects of these differences on balance sheet items and net income are presented below.

1. Financial Statements in Adjusted NIS

   In accordance with Israeli GAAP, the financial statements are presented in accordance with a comprehensive basis of accounting for inflation. U.S. GAAP does not generally provide for the adjustment of financial statements for the impacts of inflation for entities which do not operate in a hyperinflationary economy. Pursuant to Securities Exchange Commission requirements applicable to foreign private issuers, however, the Company has not included the impact of inflationary accounting pursuant to Israeli GAAP in the reconciliation to U.S. GAAP.

2. Employee Termination Rights

   In accordance with U.S. GAAP, the employee termination obligation for which the Company is ultimately liable and the related funding of such obligation have been recorded separately, as a liability and an asset.

   As of December 31, 2000 and 1999 the Company's liability for employee's termination rights amount to NIS 4,530 and NIS 2,170, respectively, and amounts funded for employees termination rights were NIS 2,838 and NIS 1,198 respectively.

3. Cash Flows Statements

   In accordance with U.S. GAAP cash flows from sales (purchases) of marketable securities considered as trading activities would be included in operating activities.

4. Earnings Per Share
   The computation of earnings per share under Israeli GAAP is identical in respect of the Company to the computation of Basic and Diluted earnings per share under U.S. GAAP. Convertible securities were not included as its effect is antidilutive.

(In thousands of adjusted NIS of December 2000, except earnings per share data)

Note 24 - RECONCILIATION TO U.S. GAAP (CONT.)

5. Proportional consolidation

As permitted by Israel GAAP, the Company consolidates on a proportional basis its 50% interest in the assets and activities of a foreign investee company and two domestic partnerships. The following adjustment table presents the investments on the equity method resulting in no change in the reported results.

Following is the detailing of assets and liabilities included in the consolidated financial statements which is related to proportional consolidated companies:

	December 31 2000
Current assets	801
Current liabilities	(1,053)
Total net assets	(252)

Following is the detailing of statement of operations items which were included in the consolidated financial statement relating to proportional consolidated companies:

	Year ended December 31 2000
Sales	2,702
Operating income	640
Net income	529

6. Share based compensation

As permitted by SFAS 123, "Accounting for Stock-Based Compensation", the Company measures compensation cost of shares issued to employees under Accounting Principles Board Opinion No. 25. Had the Company applied the fair value method as required by SFAS 123 compensation costs in 2000 would be the same as under Isareli GAAP.

****

K/353/0/9/3022

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

[X] **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2001**

[ ] Transition report pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to ___________

Commission file number 1-14740

Noga Electro-Mechanical Industries (1986) Ltd.

(Exact Name of Registrant as Specified in its Charter)

The Registrant's Name appears in both English and Hebrew in its Charter

(Translations of Registrant's Name into English)

State of Israel

(Jurisdiction of Incorporation or Organization)

6 Hazoran St., South Netanya Industrial Zone, Israel (Mailing address: P. O. Box 8471, Postal Code 42504)

(Address of Principal Executive Offices)

+972 (0) 9 892 0717

(Registrant's telephone number, including country code – 972 – and area code – 09 if dialing from inside Israel – or 9 if dialing from outside Israel)

As of June 30, 2001, the Company had 4,998,715 Ordinary Shares, par value NIS 0.01 each, outstanding.

TABLE OF CONTENTS

PART 1. FINANCIAL INFORMATION

ITEM 1. **CONDENSED INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD. FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE STATE OF ISRAEL.**

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.
CONSOLIDATED BALANCE SHEETS
(In Adjusted NIS of March 2001)

	December 31, 2000	March 31, 2001	March 31, 2001 Convenience translation (Note 2)
	NIS	NIS	U.S.$
	(Audited)	(Unaudited)	
	(In thousands)		
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	26,338	25,698	6,130
Marketable securities	2,704	2,622	625
Accounts receivable:			
Trade receivables, net	65,580	61,468	14,663
Other receivables	2,711	4,949	1,181
Parent company	2,444	5,071	1,210
Inventories	406	408	97
Total current assets	100,183	100,216	23,906
LONG-TERM INVESTMENTS, LOANS AND DEBTS	6,957	13,796	3,292
PROPERTY AND EQUIPMENT, NET	16,270	15,656	3,735
INVESTMENT IN REAL ESTATE	17,817	3,602	859
OTHER ASSETS	1,055	608	145
Total assets	142,282	133,878	31,937
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term bank credit	32,359	36,108	8,614
Trade payables	28,338	25,586	6,103
Other payables	7,305	7,267	1,733
Credit in respect of real estate	7,961	-	-
Customer advances	2,478	-	-
Total current liabilities	78,441	68,961	16,450
LONG-TERM LIABILITIES			
Loans from banks	6,522	6,070	1,448
Employee termination rights, net	1,684	1,671	399
Total long-term liabilities	8,206	7,741	1,847
TOTAL LIABILITIES	86,647	76,702	18,297
MINORITY INTEREST	468	548	131
SHAREHOLDERS' EQUITY			
Share capital			
Ordinary shares of NIS 0.01 par value:			
Authorized – 20,000,000 shares;			
Issued and outstanding - 4,998,715 shares	54	54	13
Additional paid-in capital	27,010	27,010	6,443
Warrants	761	761	182
Retained earnings	27,342	28,803	6,871
Total shareholders' equity	55,167	56,628	13,509
Total liabilities and shareholders' equity	142,282	133,878	31,937

The accompanying notes are an integral part of the financial statements.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Adjusted NIS of March 2001, except for numbers of shares)

	For the year ended December 31,	For the three months ended March 31,		
	2000	2000	2001	2001 Convenience translation (Note 2)
	NIS	NIS	NIS	U.S.$
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands except share and per share data)			
REVENUES	154,189	35,212	36,523	8,713
COST OF REVENUES	128,543	28,434	32,571	7,770
Gross profit	25,646	6,778	3,952	943
GENERAL AND ADMINISTRATIVE EXPENSES	10,630	2,745	2,609	622
Operating income	15,016	4,033	1,343	321
OTHER INCOME (EXPENSES)	(968)	(15)	529	126
FINANCING INCOME (EXPENSES), NET	(3,699)	(909)	357	85
Income before income taxes	10,349	3,109	2,229	532
INCOME TAXES	3,453	1,208	730	174
Income after income taxes	6,896	1,901	1,499	358
EQUITY IN NET EARNING OF AFFILATED COMPANY	-	-	43	10
MINORITY INTEREST	411	40	81	19
Net income	6,485	1,861	1,461	349
Net income per share	1.29	0.37	0.29	0.07
Weighted average number of shares	4,998,715	4,998,715	4,998,715	4,998,715

The accompanying notes are an integral part of the financial statements.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In Adjusted NIS of March 2001, except for numbers of shares)

	Number of ordinary shares	Share capital	Additional paid-in capital	Warrants	Retained earnings	Total
				(In thousands)		
Balance at January 1, 2000 (audited)............	4,998,715	54	27,010	761	20,857	48,682
Net income..................	-	-	-	-	6,485	6,485
Balance at December 31, 2000 (audited)............	4,998,715	54	27,010	761	27,342	55,167
Net income..................	-	-	-	-	1,461	1,461
Balance at March 31, 2001 (unaudited).........	4,998,715	54	27,010	761	28,803	56,628
		Convenience translation (Note 2) - U.S.$ (In thousands)				
Balance at January 1, 2001 (audited)............	4,998,715	13	6,443	182	6,522	13,160
Net income..................	-	-	-	-	349	349
Balance at March 31, 2001 (unaudited)..........	4,998,715	13	6,443	182	6,871	13,509

The accompanying notes are an integral part of the financial statements.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Adjusted NIS of March 2001)

	For the year ended December 31,	For the three months ended March 31,		
	2000	2000	2001	2001 Convenience translation (Note 2)
	NIS	NIS	NIS	U.S.$
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	6,485	1,861	1,461	349
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Revenues and expenses not affecting operating cash flows:				
Depreciation and amortization	1,477	450	368	88
Minority interest	411	-	96	23
Decrease (Increase) in value of securities	(80)	460	(15)	(4)
Changes in employee termination rights, net	716	138	(13)	(3)
Capital loss on disposal of equipment	904	15	63	15
Equity in earning of affiliated company	-	-	(43)	(10)
Deferred taxes	719	(88)	437	104
Other	(19)	107	100	24
Changes in operating assets and liabilities:				
Decrease (increase) in Parent Company	2,480	(10,123)	(2,627)	(627)
Decrease (increase) in receivables	(25,482)	(9,756)	2,530	604
Decrease (increase) in inventories	596	591	(2)	(1)
Increase (decrease) in customer advances, net	2,478	(2,254)	(2,986)	(712)
Increase (decrease) in payables	13,348	11,407	(2,790)	(666)
	(2,452)	(9,053)	(4,882)	(1,165)
Net cash provided by (used in) operating activities	4,033	(7,192)	(3,421)	(816)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of property and equipment and other assets	(7,314)	(3,631)	(452)	(108)
Proceeds from sale of equipment	603	130	47	11
Collection of loans made to employees, related party and other	120	-	-	-
Disposal of (investment in) marketable securities, net	(90)	(605)	82	20
Additional investment in investee company	(1,664)	(456)	(91)	(22)
Proceeds from sale of investment	501	-	-	-
Net cash used in investing activities	(7,844)	(4,562)	(414)	(99)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term bank credit, net	6,546	11,075	3,781	902
Repayment of long-term loans	(1,470)	(576)	(586)	(140)
Receipt of long-term loans	3,783	-	-	-
Net cash provided by financing activities	8,859	10,499	3,195	762
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,048	(1,255)	(640)	(153)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	21,290	21,290	26,338	6,283
CASH AND CASH EQUIVALENTS AT END OF PERIOD	26,338	20,035	25,698	6,130
NON CASH TRANSACTIONS				
Cancellation of a real estate purchase agreement against credit and long-term debts	-	-	14,804	3,531

The accompanying notes are an integral part of the financial statements.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1 - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP) relating to the presentation of interim financial information. Accordingly, they do not include all of the information and notes required by Israeli GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation in accordance with Israeli GAAP have been included. Operating results for the three month peridd ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

Israeli GAAP as applicable to the Company differs in certain respects from generally accepted accounting principles applicable in the United States (U.S. GAAP). There are no differences that have a material effect on the results of operations for the three months ended March 31, 2001, (does not include the impact of inflationary accounting pursuant to Israeli GAAP which is not required to be presented under Securities and Exchange Commission rules). Differences relating to balance sheet items have not been presented. For further information, refer to the Company's audited financial statements and notes thereto for the year ended December 31, 2000.

Note 2 - CONVENIENCE TRANSLATION INTO U.S. DOLLARS

For the convenience of the reader, the adjusted financial statements as of March 31, 2001, and for the three months then ended have been translated into U.S. dollars using the representative exchange rate as of March 31, 2001 ($1 = NIS 4.192). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars unless otherwise indicated.

****

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. Our actual results may differ significantly from This Quarterly Report on Form 10-Q includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Report, including without limitation, statements regarding our future financial position, business strategy, planned products, products under development, markets, budgets and plans and objectives of management for future operations, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that those expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in statements set forth under "Cautionary Statements" in our Annual Report on Form 20-F. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these Cautionary Statements and such other statements.

GENERAL

This section should be read in conjunction with our Condensed Interim Consolidated Financial Statements and related notes, set forth above.

Our Condensed Interim Consolidated Financial Statements included herein are prepared in accordance with Israeli GAAP. Israeli GAAP differs in certain respects from U.S. GAAP. A discussion of such differences is contained in Note 24 to our Consolidated Financial Statements for the years ended December 31, 1998, 1999 and 2000 included in our Annual Report on Form 20-F for the twelve months ended December 31, 2000, which are hereby incorporated by reference.

The currency of the primary economic environment in which we operate is the New Israeli Shekel ("NIS"). We maintain our accounts and present our financial statements in NIS. All NIS amounts reflect the historical amounts adjusted for changes in the general purchasing power of NIS as measured by changes in the Israeli consumer price index and compiled in the manner explained in Note 2 to our Condensed Interim Consolidated Financial Statements. NIS, adjusted in this manner to March 31, 2001, are referred to throughout this Report as "Adjusted NIS of March 2001". For convenience purposes, the financial data presented herein have been translated into U.S. dollars using the representative exchange rate at March 31, 2001 of NIS 4.192 = U.S.$1.00.

Results of Operations

The following table sets forth for the periods indicated certain line items from our Condensed Consolidated Statements of Operations:

	Three months ended March 31		
	(In thousands of Adjusted NIS of March 2001, except for net income per share and weighted average number of shares))		Convenience Translation (Note 2) U.S.$
	2000	2001	2001
Revenues	35,212	36,523	8,713
Cost of Revenues	28,434	32,571	7,770
Gross Profit	6,778	3,952	943
General and Administrative Expenses	2,745	2,609	622
Operating Income	4,033	1,343	321
Other Income (Expenses)	(15)	529	126
Financing Income (Expenses), net	(909)	357	85
Income before income taxes	3,109	2,229	532
Income Taxes	1,208	730	174
Income after income taxes	1,901	1,499	358
Equity in net earning of affiliated company	-	43	10
Minority interest	40	81	19
Net Income	1,861	1,461	349
Net income per share	0.37	0.29	0.07
Weighted average number of shares	4,998,715	4,998,715	4,998,715

Three months ended March 31, 2001 and March 31, 2000 (in Thousands)

Revenues. Revenues increased by NIS 1,311 (U.S.$ 313), or approximately 3.7%, to NIS36,523 (U.S.$8,713) for the three months ended March 31, 2001, as compared to NIS35,212 (U.S.$ 8,400) for the three months ended March 31, 2000. Such increase in revenues was primarily attributable to an increase in the number and volume of projects awarded to us during such period.

Cost of Revenues. Cost of revenues for the three months ended March 31, 2001 was NIS32,571 (U.S.$7,770), representing 89% of revenues during such period, as compared to NIS28,434 (U.S.$ 6,783), representing 81% of revenues, during the three months ended March 31, 2000. The increase in the amount of cost of revenues is attributable to increases in revenues during such period in 2001 over such period in 2000.

General and Administrative Expenses. General and administrative expenses decreased by NIS 136 (U.S.$ 32), or approximately 5%, to NIS2,609 (U.S.$622) for the three months ended March 31, 2001, as compared to NIS2,745 (U.S.$ 654) for the three months ended March 31, 2000. Such decrease is primarily attributable to the results of steps that we took to increase efficiency throughout our operations during such period.

Operating Income. Operating income decreased by NIS2,690 (U.S.$ 641) or approximately 66%, to NIS1,343(U.S.$321) for the three months ended March 31, 2001, as compared to NIS4,033 (U.S.$ 962) for the three months ended March 31, 2000. Such decrease is attributable primarily to increased cost of revenues reflecting the decrease in operating income result from the decrease in the rate of gross profit.

Financing (Income) Expenses, Net. Financing (income) expenses, net, decreased by NIS1,266 (U.S.$ 302), to financing income net, of NIS357 (U.S.$85) for the three months ended March 31, 2001, from financing expenses, net, of NIS909 (U.S.$ 217) for the three months ended March 31, 2000. Such decrease is attributable to the impact of the low rate of increase in the exchange rate between the NIS and the U.S.$ on those of our deposits that are denominated in or linked to the U.S.$, which enabled us to maintain the NIS amount of our financing expenses (income, net.

Liquidity and Capital Resources

The Company had working capital of NIS31,255 (U.S.$ 7,459) and NIS21,742 (U.S.$ 5,187), at March 31, 2001 and at December, 2000, respectively.

Operating Activities

For the three months ended March 31, 2001, cash flows used in operating activities were approximately NIS 3,421 (U.S.$ 816) and net income was approximately NIS1,461 (U.S.$349). The primary changes in our operating activities from December 31, 2000 to March 31, 2001 were: (A) due to an increase in parent company account by approximately NIS2,627 (U.S.$ 627), to NIS5,071 (U.S.$1,210) at March 31, 2001, as compared to NIS2,444 (U.S.$ 535) at December 31, 2000; and (B) decreases in advances received from customers and sundry credits of NIS 5,776 (U.S.$ 1,378), partially offset by a decrease in accounts receivable of NIS 2,530 (U.S.$ 604).

Investing Activities

For the three months ended March 31, 2001, cash used in investing activities was NIS414 (U.S.$ 99).

Financing Activities

For the three months ended March 31, 2001, net cash provided by financing activities was NIS3,195 (U.S.$762), primarily from an increase from short-term bank credits. For the period ended December 31, 2000, net cash provided by financing activities was NIS8,859 (U.S.$2,113), primarily from short-term bank credit.

The Company has credit and overdraft facilities totaling NIS35,750 (U.S.$ 8,528) with Bank Hamizrahi, Bank Hapoalim, Bank Discount and Bank Igud, pursuant to which we may from time to time draw funds. Part of such funds accrue interest at a NIS-linked rate equal to approximately 8% to 9% per annum.

The Company has granted to Bank Hamizrahi, Bank Hapoalim, and Bank Igud fixed and floating liens in an unlimited amount on our assets, including goodwill, share capital, fixed assets, notes, checks receivable deposited with banks, inventories, and insurance rights in order to secure our liabilities thereto. As of March 31, 2001, such liabilities totaled approximately NIS 42,178 (U.S.$ 10,062).

Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished.

The dollar cost of our operations in Israel is influenced by the extent to which an increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the dollar. Inflation in Israel will have a negative effect on the profitability of sales under which we are to receive payment in dollars or other foreign currencies, unless such inflation is offset by a devaluation of the NIS. Inflation in Israel and currency fluctuations may have a negative effect on our profitability of fixed price sales under which we are to receive payment in unlinked NIS.

A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any of our assets that consist of NIS or accounts payable in NIS (unless such account payable is linked to the dollar), and increasing the NIS value of any of our assets that consist of dollars. Conversely, any increase in the value of the NIS in relation to the dollar will have the opposite effect. We currently utilize currency hedging instruments, to protect our investment of the Proceeds from the January, 1998 IPO against the effect of an increase in the value of the NIS in relation to the dollar.

PART II. OTHER INFORMATION

ITEM 4. **SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS**

Not applicable.

ITEM 5. **OTHER INFORMATION**

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 6-K includes "forward-looking statements" within the meaning of section 27A of the Securities Act of 1993, as amended by Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Report, including without limitation, statements regarding the Company's future financial position, business strategy, planned products, products under development, markets, budgets and plans and objectives of management for future operations, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that those expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in statements set forth under "Cautionary Statements" in our Annual Report on Form 20-F. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these Cautionary Statements and such other statements.

ITEM 6. **EXHIBITS**

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: July 2, 2001

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

By: /s/
Itzhak Goldenberg
President, Chairman

By: /s/
Yishai Porath
Chief Financial Officer

SUMMARY TABLE

PERIOD TYPE	3 MONTHS	
PERIOD START	January 1, 2001	
FISCAL YEAR END	December 31, 2000	
PERIOD END	March 31, 2001	
	Thousands of Adjusted NIS of March 31, 2001, except per share amounts	Convenience translation (Note 2) U.S.$ thousands
CASH & CASH EQUIVALENTS	25,698	6,130
SECURITIES	2,622	625
RECEIVABLES	66,417	15,844
PARENT COMPANY	5,071	1,210
ALLOWANCES	0	0
INVENTORY	408	97
CURRENT ASSETS	100,216	23,906
LONG-TERM INVESTMENTS, LOANS & DEBTS	13,796	3,292
PROPERT AND EQUIPMENT, NET	15,656	3,735
INVESTMENT IN REAL ESTATE	3,602	859
DEPRECIATION[1]	-	-
OTHER ASSETS	608	145
TOTAL ASSETS	133,878	31,937
CURRENT LIABILITIES	68,961	16,450
BONDS	0	0
PREFERRED – MANDATORY	0	0
COMMON	0	0
OTHER	0	0
LONG-TERM LABILITIES	7,741	1,847
TOTAL LIABILITIES AND EQUITY	133,878	31,937
TOTAL REVENUES	36,523	8,713
COST OF REVENUES ("CGS')	32,571	7,770
GENERAL AND ADMINISTRATIVE EXPENSES	2,609	622
OTHER INCOME (EXPENSES)	529	126
INTEREST EXPENSE (INCOME)	(357)	(85)
INCOME BEFORE INCOME TAXES	2,229	532
INCOME TAX	730	174
INCOME CONTINUING (INCOME AFTER INCOME TAXES)	1,499	358
DISCONTINUED	-	-
EXTRAORDINARY (EQUITY IN NET EARNING OF AFFILIATED COMPANY	43	10
MINORITY INTEREST	81	19
CHANGES	-	-
NET INCOME	1,461	349
EARNIGS (NET INCOME) PER SHARE (EPS) – BASIC	0.29	0.07
EPS – DILUTED	N/A	N/A
WEIGHTED AVERAGE NUMBER OF SHARES	4,998,715	4,998,715

K/353/0/88/3023

[1] INCLUDED IN "PROPERTY & EQUIPMENT, NET"

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

[X] **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2001**

[ ] Transition report pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to ___________

Commission file number 1-14740

Noga Electro-Mechanical Industries (1986) Ltd.
(Exact Name of Registrant as Specified in its Charter)

The Registrant's Name appears in both English and Hebrew in its Charter
(Translations of Registrant's Name into English)

State of Israel
(Jurisdiction of Incorporation or Organization)

6 Hazoran St., South Netanya Industrial Zone, Israel (Mailing address: P. O. Box 8471, Postal Code 42504)
(Address of Principal Executive Offices)

+972 (0) 9 892 0717
(Registrant's telephone number, including country code – 972 – and area code – 09 if dialing from inside Israel – or 9 if dialing from outside Israel)

As of June 30, 2001, the Company had 4,998,715 Ordinary Shares, par value NIS 0.01 each, outstanding.

TABLE OF CONTENTS

PART 1. FINANCIAL INFORMATION

ITEM 1. **CONDENSED INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD. FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE STATE OF ISRAEL.**

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2001

CONTENTS

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

CONSOLIDATED BALANCE SHEETS
(In Adjusted NIS of June 2001)

	December 31,	June 30,	
	2000	2001	2001 Convenience translation (Note 2)
	NIS	NIS	U.S.$
	(Audited)	(Unaudited)	
		(In thousands)	
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	26,760	25,555	6,136
Marketable securities	2,747	2,744	659
Accounts receivable:			
Trade receivables, net	66,631	65,726	15,781
Other receivables	1,112	3,609	866
Parent and related companies	4,836	7,747	1,860
Inventories	413	420	101
Total current assets	102,499	105,801	25,403
LONG-TERM INVESTMENTS, LOANS AND NOTES	6,357	12,750	3,061
PROPERTY AND EQUIPMENT, NET	16,531	15,469	3,714
INVESTMENT IN REAL ESTATE	18,102	3,650	876
OTHER ASSETS	1,072	855	205
Total assets	144,561	138,525	33,259
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term bank credit	32,878	38,302	9,196
Trade payables	28,792	25,282	6,070
Other payables	7,421	8,368	2,008
Credit in respect of real estate	8,089	-	-
Customer advances	2,518	-	-
Total current liabilities	79,698	71,952	17,274
LONG-TERM LIABILITIES			
Loans from banks	6,627	5,936	1,425
Employee termination rights, net	1,711	2,092	503
Total long-term liabilities	8,338	8,028	1,928
TOTAL LIABILITIES	88,036	79,980	19,202
MINORITY INTEREST	475	599	144
SHAREHOLDERS' EQUITY			
Share capital			
Ordinary shares of NIS 0.01 par value:			
Authorized – 20,000,000 shares;			
Issued and outstanding 4,998,715 shares	55	55	13
Additional paid-in capital	27,442	27,442	6,589
Warrants	773	773	186
Retained earnings	27,780	29,676	7,125
Total shareholders' equity	56,050	57,946	13,913
Total liabilities and shareholders' equity	144,561	138,525	33,259

The accompanying notes form an integral part of the financial statements.

NOGA ELECTRO-MECAHNICAL INDUSTRIES (1986) LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Adjusted NIS of June 2001, except for number of shares)

	For the year ended December 31, 2000	For the three months ended June 30, 2000	For the three months ended June 30, 2001	For the six months ended June 30, 2000	For the six months ended June 30, 2001	2001 Convenience translation (Note 2)
	NIS	NIS	NIS	NIS	NIS	U.S.$
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands except share and per share data)					
REVENUES	156.660	38,468	28,857	74,244	65,965	15.838
COST OF REVENUES	130,603	30,535	26,761	59,425	59,854	14,371
Gross profit	26,057	7,933	2,096	14,819	6.111	1.467
GENERAL AND ADMINISTRATIVE EXPENSES	10,800	2,703	2,587	5,492	5.238	1.258
Operating income (loss)	15.257	5,230	(491)	9,327	873	209
OTHER INCOME (EXPENSES)	(984)	(649)	2,737	(665)	3,274	786
FINANCING EXPENSES, NET	3,758	1,537	1,753	2,460	1.390	334
Income before income taxes	10,515	3,044	493	6,202	2,757	661
INCOME TAXES	3.508	1,413	27	2,640	769	184
Income after income taxes	7,007	1,631	466	3,562	1.988	477
EQUITY IN NET EARNINGS (LOSSES) OF AFFILIATED COMPANY	-	-	(12)	-	32	8
MINORITY INTEREST	420	(19)	42	22	124	30
Net Income	6,587	1,650	412	3,540	1,896	455
Basic and Diluted earnings per share	1.31	0.33	0.08	0.71	0.38	0.09
Weighted average number of shares	4,988,715	4,988,715	4,988,715	4,988,715	4,988,715	4,988,715

The accompanying notes form an integral part of the financial statements.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In Adjusted NIS of June 2001 except for numbers of shares)

	Number of ordinary shares	Share capital	Additional paid-in capital	Warrants	Retained earnings	Total
		(In thousands)				
Balance at January 1, 2000 (audited)	4,998,715	55	27,442	773	21,193	49,463
Net income	-	-	-	-	6,587	6,587
Balance at December 31, 2000 (audited)	4,998,715	55	27,442	773	27,780	56,050
Net income	-	-	-	-	1,896	1,896
Balance at June 30, 2001 (unaudited)	4,998,715	55	27,442	773	29,676	57,946
		Convenience translation (Note 2) - U.S.$ (In thousands)				
Balance at January 1, 2001 (audited)	4,998,715	13	6,589	186	6,670	13,458
Net income	-	-	-	-	455	455
Balance at June 30, 2001 (unaudited)	4,998,715	13	6,589	186	7,125	13,913

The accompanying notes form an integral part of the financial statements.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Adjusted NIS of June 2001)

	For the year ended December 31,	For the six months ended June 30,		
	2000	2000	2001	2001 Convenience translation (Note 2)
	NIS	NIS	NIS	U.S.$
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	6,587	3,540	1,896	455
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Revenues and expenses not affecting operating cash flows:				
Depreciation and amortization	1,500	1,006	795	191
Minority interest	420	22	124	30
Decrease in value of securities	(81)	9	3	1
Changes in employee termination rights, net	728	253	381	91
Capital loss (gain) on disposal of equipment and investments	918	(665)	(3,344)	(803)
Equity in earning of affiliated company	-	-	(32)	(8)
Deferred taxes	731	68	100	24
Other	(21)	(40)	248	60
Changes in operating assets and liabilities:				
Decrease (increase) in Parent and related Companies	167	(12,033)	(2,911)	(699)
Decrease (increase) in receivables	(24,249)	(13,027)	108	25
Decrease (increase) in inventories	606	607	(7)	(2)
Increase (decrease) in customer advances, net	2,518	2,355	(3,034)	(728)
Increase (decrease) in payables	13,563	10,595	(2,114)	(507)
	(3,200)	(10,850)	(9,683)	(2,325)
Net cash provided by (used in) operating activities	3,387	(7,310)	(7,787)	(1,870)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of property and equipment and other assets	(7,431)	(3,902)	(844)	(203)
Proceeds from sale of equipment	613	406	705	169
Collection of loans made to employees, related party and other	122	107	-	-
Investment in marketable securities, net	(91)	(118)	-	-
Additional investment in investee company	(980)	(463)	(92)	(22)
Proceeds from sale of investment	509	-	2,160	520
Net cash provided by (used in) investing activities	(7,258)	(3,970)	1,929	464
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term bank credit, net	6,651	10,835	5,323	1,278
Repayment of long-term loans	(1,494)	(812)	(1,225)	(294)
Receipt of long-term loans	3,844	-	555	133
Net cash provided by financing activities	9,001	10,023	4,653	1,117
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,130	(1,257)	(1,205)	(289)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	21,630	21,630	26,760	6,425
CASH AND CASH EQUIVALENTS AT END OF PERIOD	26,760	20,373	25,555	6,136
NON CASH TRANSACTIONS				
Cancellation of a real estate purchase agreement against credit and long-term debts	-	-	14,780	3,549
Proceeds from sale of equipment and investment against credit	-	-	1,358	326

The accompanying notes form an integral part of the financial statements.

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1 - BASIS OF PRESENTATION

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP) relating to the presentation of interim financial information. Accordingly, they do not include all of the information and notes required by Israeli GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation in accordance with Israeli GAAP have been included. Operating results for the six-month period ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

Israeli GAAP as applicable to the Company differs in certain respects from generally accepted accounting principles applicable in the United States (U.S. GAAP). There are no differences that have a material effect on the results of operations for the six months ended June 30, 2001, (does not include the impact of inflationary accounting pursuant to Israeli GAAP which is not required to be presented under U.S. Securities and Exchange Commission rules). Differences relating to balance sheet items have not been presented. For further information, refer to the Company's audited financial statements and notes thereto for the year ended December 31, 2000.

Note 2 - CONVENIENCE TRANSLATION INTO U.S. DOLLARS

For the convenience of the reader, the adjusted financial statements as of June 30, 2001, and for the six months then ended have been translated into U.S. dollars using the representative exchange rate as of June 30, 2001 ($1 = NIS 4.165). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars unless otherwise indicated.

Note 3 - LONG - TERM INVESTMENTS

In February 2001, the Company signed a memorandum of understanding to sell its holdings (27.5%) in Florentine partnership to Lev Offir group Ltd. for a total amount of NIS 3 million. The transaction was finalized in the second quarter of 2001. The Company recorded a gain of NIS 2.9 million included in other income.

****

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ significantly from This Quarterly Report on Form 10-Q includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Report, including without limitation, statements regarding our future financial position, business strategy, planned products, products under development, markets, budgets and plans and objectives of management for future operations, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that those expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in statements set forth under "Cautionary Statements" in our Annual Report on Form 20-F. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these Cautionary Statements and such other statements.

GENERAL

This section should be read in conjunction with our Condensed Interim Consolidated Financial Statements and related notes, set forth above.

Our Condensed Interim Consolidated Financial Statements included herein are prepared in accordance with Israeli GAAP. Israeli GAAP differs in certain respects from U.S. GAAP. A discussion of such differences is contained in Note 24 to our Consolidated Financial Statements for the years ended December 31, 1998, 1999 and 2000 included in our Annual Report on Form 20-F for the twelve months ended December 31, 2000, which are hereby incorporated by reference.

The currency of the primary economic environment in which we operate is the New Israeli Shekel ("NIS"). We maintain our accounts and present our financial statements in NIS. All NIS amounts reflect the historical amounts adjusted for changes in the general purchasing power of NIS as measured by changes in the Israeli consumer price index and compiled in the manner explained in Note 2 to our Condensed Interim Consolidated Financial Statements. NIS, adjusted in this manner to June 30, 2001, are referred to throughout this Report as "Adjusted NIS of June 2001". For convenience purposes, the financial data presented herein have been translated into U.S. dollars using the representative exchange rate at June 30, 2001 of NIS 4.165 = U.S.$1.00.

Results of Operations

The following table sets forth for the periods indicated certain line items from our Condensed Consolidated Statements of Operations:

	Six-months ended June 30		
	(In thousands of Adjusted NIS of June 2001, except for net income per share and weighted average number of shares))		Convenience Translation (Note 2) U.S.$
	2000	2001	2001
Revenues	74,244	65,965	15,838
Cost of Revenues	59,425	59,854	14,371
Gross Profit	14,819	6,111	1,467
General and Administrative Expenses	5,492	5,238	1,258
Operating Income	9,327	873	209
Other Income (Expenses)	(665)	3,274	786
Financing (Income) Expenses, net	2,460	1,390	334
Income before income taxes	6,202	2,757	661
Income Taxes	2,640	769	184
Income after income taxes	3,562	1,938	477
Equity in net earning of affiliated company	-	32	8
Minority interest	22	124	30
Net Income	3,540	1,896	455
Net income per share	0.71	0.38	0.09
Weighted average number of shares.	4,998,715	4,998,715	4,998,715

Six-months ended June 30, 2001 and June 30, 2000 (in Thousands)

Revenues. Revenues decreased by NIS 8,279 (U.S.$1,988), or approximately 11.2%, to NIS65,695 (U.S.$15,838) for the six-months ended June 30, 2001, as compared to NIS74,244 (U.S.$ 17,826) for the six-months ended June 30, 2000. Such decrease in revenues was primarily attributable to a decrease in the number and volume of projects carried out by us during such period.

Cost of Revenues. Cost of revenues for the six-months ended June 30, 2001 was NIS59,854 (U.S.$14,371), representing 90.7% of revenues during such period, as compared to NIS59,425 (U.S.$14,268), representing 80% of revenues, during the six-months ended June 30, 2000.

General and Administrative Expenses. General and administrative expenses decreased by NIS 254 (U.S.$ 61), or approximately 5%, to NIS5,238 (U.S.$1,258) for the six-months ended June 30, 2001, as compared to NIS5,492 (U.S.$1,319) for the six-months ended June 30, 2000. Such decrease is primarily attributable to the results of steps that we took to increase efficiency throughout our operations during such period.

Operating Income. Operating income decreased by NIS8,454 (U.S.$2,030) or approximately 91%, to NIS 873 (U.S.$209) for the six-months ended June 30, 2001, as compared to NIS9,327 (U.S.$2,239) for the six-months ended June 30, 2000. Such decrease is attributable primarily to increased cost of revenues reflecting the decrease in operating income result from the decrease in the rate of gross profit.

Financing (Income) Expenses, Net. Financing (income) expenses, net, decreased by NIS1,070 (U.S.$ 257), to financing income net, of NIS1,390 (U.S.$334) for the six-months ended June 30, 2001, from financing expenses, net, of NIS2,460 (U.S.$ 591) for the six-months ended June 30, 2000. Such decrease is attributable to the impact of the low rate of increase in the exchange rate between the NIS and the U.S.$ on those of our deposits that are denominated in or linked to the U.S.$, which enabled us to maintain the NIS amount of our financing expenses (income), net.

Liquidity and Capital Resources

The Company had working capital of NIS33,849 (U.S.$ 8,127) and NIS22,801 (U.S.$ 5,474), at June 30, 2001 and at December, 2000, respectively.

Operating Activities

For the six-months ended June 30, 2001, cash flows used in operating activities were approximately NIS 7,787 (U.S.$1,870) and net income was approximately NIS1,896 (U.S.$455). The primary changes in our operating activities from December 31, 2000 to June 30, 2001 were: (A) due to an increase in parent and related companies accounts by approximately NIS2,911 (U.S.$ 699), to NIS7,747 (U.S.$1,860) at June 30, 2001, as compared to NIS4,836 (U.S.$1,161) at December 31, 2000; and (B) decreases in advances received from customers and sundry credits of NIS 5,148 (U.S.$ 1,235).

Investing Activities

For the six-months ended June 30, 2001, cash provided by investing activities was NIS1,929 (U.S.$464).

Financing Activities

For the six-months ended June 30, 2001, net cash provided by financing activities was NIS4,653 (U.S.$1,117), primarily from an increase from short-term bank credits. For the period ended December 31, 2000, net cash provided by financing activities was NIS9,001 (U.S.$2,161), primarily from short-term bank credit.

The Company has credit and overdraft facilities totaling NIS38,302 (U.S.$ 9,196) with Bank Hamizrahi, Bank Hapoalim, Bank Discount and Bank Igud, pursuant to which we may from time to time draw funds. Part of such funds accrue interest at a NIS-linked rate equal to approximately 8% to 9% per annum.

The Company has granted to Bank Hamizrahi, Bank Hapoalim, and Bank Igud fixed and floating liens in an unlimited amount on our assets, including goodwill, share capital, fixed assets, notes, checks receivable deposited with banks, inventories, and insurance rights in order to secure our liabilities thereto. As of June 30, 2001, such liabilities totaled approximately NIS 44,238 (U.S.$ 10,621).

Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished.

The dollar cost of our operations in Israel is influenced by the extent to which an increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the dollar. Inflation in Israel will have a negative effect on the profitability of sales under which we are to receive payment in dollars or other foreign currencies, unless such inflation is offset by a devaluation of the NIS. Inflation in Israel and currency fluctuations may have a negative effect on our profitability of fixed price sales under which we are to receive payment in unlinked NIS.

A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any of our assets that consist of NIS or accounts payable in NIS (unless such account payable is linked to the dollar), and increasing the NIS value of any of our assets that consist of dollars. Conversely, any increase in the value of the NIS in relation to the dollar will have the opposite effect. We currently utilize currency-hedging instruments, to protect our investment of the Proceeds from the January, 1998 IPO against the effect of an increase in the value of the NIS in relation to the dollar.

PART II. OTHER INFORMATION

ITEM 4. **SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS**

Not applicable.

ITEM 5. **OTHER INFORMATION**

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 6-K includes “forward-looking statements” within the meaning of section 27A of the Securities Act of 1993, as amended by Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Report, including without limitation, statements regarding the Company's future financial position, business strategy, planned products, products under development, markets, budgets and plans and objectives of management for future operations, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that those expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in statements set forth under "Cautionary Statements" in our Annual Report on Form 20-F. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these Cautionary Statements and such other statements.

ITEM 6. **EXHIBITS**

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: September 21, 2001

NOGA ELECTRO-MECHANICAL INDUSTRIES (1986) LTD.

By: /s/
Itzhak Goldenberg
President, Chairman

By: /s/
Yair Latty
Chief Financial Officer

SUMMARY TABLE

PERIOD TYPE	6 MONTHS	
PERIOD START	January 1, 2001	
FISCAL YEAR END	December 31, 2000	
PERIOD END	June 30, 2001	
	Thousands of Adjusted NIS of June 30, 2001, except per share amounts	Convenience translation (Note 2) U.S.$ thousands
CASH & CASH EQUIVALENTS	25,555	6,136
SECURITIES	2,744	659
RECEIVABLES	69,335	16,647
PARENT AND RELATED COMPANIES	7,747	1,860
ALLOWANCES	0	0
INVENTORY	420	101
CURRENT ASSETS	105,801	25,403
LONG-TERM INVESTMENTS, LOANS & DEBTS	12,750	3,061
PROPERTY AND EQUIPMENT, NET	15,469	3,714
INVESTMENT IN REAL ESTATE	3,650	876
DEPRECIATION[1]	-	-
OTHER ASSETS	855	205
TOTAL ASSETS	138,525	33,259
CURRENT LIABILITIES	71,952	17,274
BONDS	0	0
PREFERRED – MANDATORY	0	0
COMMON	0	0
OTHER	0	0
LONG-TERM LABILITIES	8,028	1,928
TOTAL LIABILITIES AND EQUITY	138,525	33,259
TOTAL REVENUES	65,965	15,838
COST OF REVENUES ("CGS')	59,854	14,371
GENERAL AND ADMINISTRATIVE EXPENSES	5,238	1,258
OTHER INCOME (EXPENSES)	3,274	786
INTEREST EXPENSE (INCOME)	(1,390)	(334)
INCOME BEFORE INCOME TAXES	2,757	661
INCOME TAX	769	184
INCOME CONTINUING (INCOME AFTER INCOME TAXES)	1,988	477
DISCONTINUED	-	-
EXTRAORDINARY (EQUITY IN NET EARNING OF AFFILIATED COMPANY	32	8
MINORITY INTEREST	124	30
CHANGES	-	-
NET INCOME	1,896	455
EARNIGS (NET INCOME) PER SHARE (EPS) – BASIC	0.38	0.09
EPS – DILUTED	N/A	N/A
WEIGHTED AVERAGE NUMBER OF SHARES	4,998,715	4,998,715

K/353/0/88/3012

[1] INCLUDED IN "PROPERTY & EQUIPMENT, NET"